As filed with the Securities and Exchange Commission on March 7, 2008.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BOSTWICK LABORATORIES, INC.

(Exact Name of Registrant as Specified in its Charter)

Nevada	8071	05-0593169
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4355 Innslake Drive

Glen Allen, Virginia 23060

(804) 967-9225

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gary S. Levine

Chief Financial Officer

4355 Innslake Drive

Glen Allen, Virginia 23060

(804) 967-9225

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of Communications to:

Steven L. Pottle Alston & Bird LLP One Atlantic Center 1201 West Peachtree Street Atlanta, Georgia 30309 (404) 881-7000	Janet L. Fisher Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee(1)
Common Stock, $0.001 par value per share	$100,000,000	$3,930

(1)	Estimated pursuant to Rule 457(o) of the Securities Act of 1933, as amended, solely for purposes of calculating the registration fee.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated March 7, 2008

Prospectus

                     Shares

Bostwick Laboratories, Inc.

Common Stock

Bostwick Laboratories, Inc. is offering              shares of common stock. This is our initial public offering, and no public market currently exists for our common stock. We anticipate that the initial public offering price will be between $     and $         per share. After the offering, the market price for our shares may be outside this range.

We intend to apply to list our common stock on the NASDAQ Global Market under the symbol “BOST”.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 6.

	Per Share	Total
Offering price	$	$
Discounts and commissions to underwriters	$	$
Offering proceeds to Bostwick Laboratories, Inc. before expenses	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Bostwick Laboratories, Inc. has granted the underwriters the right to purchase up to              additional shares of common stock on the same terms and conditions as set forth above if the underwriters sell more than              shares of common stock in this offering. The underwriters can exercise this right at any time and from time to time, in whole or in part, within 30 days after the offering. The underwriters expect to deliver the shares of common stock to investors on or about             , 2008.

Joint Book-Running Managers

Banc of America Securities LLC	Wachovia Securities

William Blair & Company	Cowen and Company

, 2008

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate as of the date on the front of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

Information contained on our web site does not constitute part of this prospectus.

B For Absolute Confidence (and design), Bostwick Laboratories, Bostwick Laboratories, Gynecor, Gastrocor, Nephrocor, MicroVysion, TriVysion, RenalVysion, UroMax24, UroPredict, SeleniumHealth, PCA3Plus, For Absolute Confidence, Gyn For Absolute Confidence (and design), and The Next Generation Molecular Test for Prostate Cancer are our registered trademarks. We have applied with the U.S. Patent and Trademark Office for registration of the use of the marks Dermatocor, Hematocor, WebDox, TruTest, Resolve QC Sciences, and Optimize Your Results. Tao Brush™ is a registered trademark of Cook Medical Incorporated. Each of the other trademarks, trade names, or service marks of other companies appearing in this prospectus is the property of its respective owner.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

The data included in this prospectus regarding the laboratory services industry, including the anatomic pathology market, is based on data generated by Laboratory Economics LLC, an independent market research firm.

i

SUMMARY

The following is a summary of selected information contained elsewhere in this prospectus and is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. It does not contain all of the information that you should consider before buying shares of our common stock. You should read this entire prospectus carefully, especially the information included under the heading “Risk Factors,” the financial statements, and the notes to the financial statements included elsewhere in this prospectus, before deciding to invest in shares of our common stock. References in this prospectus to “we,” “us,” “our,” or the “company,” unless the context requires otherwise, refer to Bostwick Laboratories, Inc. and its predecessors.

Bostwick Laboratories, Inc.

Our Business

We are a specialized anatomic pathology laboratory focused on the diagnosis of cancer. We are a leader in urologic anatomic pathology, with expertise and a growing presence in the gynecology, gastroenterology, and nephrology sectors of the anatomic pathology market. Using advanced technologies, we deliver accurate and comprehensive diagnostic reports in what we believe to be industry-leading turn-around times, providing physicians with the ability to make informed and timely treatment decisions with their patients.

Our service-focused business model is built on the specialized expertise of our veteran pathologists, experienced sales force, and client service teams. Our business model was developed by our founder and Chief Executive Officer, Dr. David Bostwick, an internationally recognized expert in the field of urology and a former Professor of Pathology and Urology at the Mayo Clinic. We are organized by anatomic pathology specialty, and we employ board-certified pathologists, sales representatives, and client service associates experienced in each specialty. For example, a referring urologist is served by a diagnostic process developed specifically for urology, as well as a pathologist, sales representative, and dedicated client service associate, each specialized in urologic pathology. With our business model, we build loyalty and long-term relationships with referring physicians not only through exceptional diagnostic services, but also by frequently communicating about diagnostic innovations, responding to the service needs of physician practices, and offering professional consultations with our pathologists.

We believe that the expertise we offer to referring physicians, from the initial sales contact through diagnosis and reporting, is a principal reason for our growth and differentiates us from our primary competitors. Since we were founded in 1999, we have grown to five laboratories located in Virginia, Arizona, New York, Florida, and London, England with more than 750 employees. In 2007, we analyzed approximately 291,000 accessions, or cases, as compared to approximately 159,000 accessions in 2006, an increase of 82.6 percent. Our revenues increased 76.0 percent to $102.8 million in 2007 from $58.4 million in 2006, and our 2006 revenues increased 92.7 percent from $30.3 million in 2005.

The anatomic pathology market involves the diagnosis of cancer and other diseases through the examination of tissues (biopsies) and cells (cytology) and requires the services of a pathologist to make a diagnosis. According to Laboratory Economics, revenue from the U.S. anatomic pathology market in 2006 totaled approximately $11.3 billion and is expected to grow by an average of nine percent per year from 2006 to 2010 as a result of the aging population, increased incidence of cancer, and medical advancements allowing for earlier diagnosis and treatment of disease. We operate in the non-hospital, or outpatient, segment of the market, which, according to Laboratory Economics, represents approximately $6.2 billion, or 55 percent, of the procedures in the U.S. anatomic pathology market. Within the U.S. outpatient anatomic pathology market, we serve, among others, the two largest segments: urologic pathology, including prostate cancer biopsies, and gynecologic pathology, including cervical cancer screenings, which together account for over 50 percent of the market, or approximately $3.2 billion.

We believe we are well positioned within the anatomic pathology market. We are effective in competing against national laboratories as a result of our exceptional client service, our specialty focus on anatomic pathology markets, and our specialized pathologists and experienced sales teams. We are equally successful in competing against local and regional pathology groups and academic laboratories as a result of our greater breadth of services and our consistently rapid turn-around times. In addition, we offer advanced technologies not generally available from local and regional pathology groups.

Our Competitive Strengths

We believe we have a competitive advantage as a result of the following:

Service-Focused Business Model. Through our business model focused on patients and physicians, we provide fast, accurate diagnostic services to referring physicians, allowing them to make informed and timely treatment decisions with their patients. We believe that our rapid turn-around times for patient diagnoses are superior to those typically available from our competitors. Additionally, our use of advanced diagnostic technologies and processes in making patient diagnoses enables us to provide referring physicians with more comprehensive patient reports.

Specialized Anatomic Pathology Divisions. Our anatomic pathology services have historically focused on urology, a field in which we are an established leader. We derived 86.8 percent of our 2007 revenues from our urology business. We have applied our business model, initially developed to provide urologic pathology services, to other anatomic pathology specialties, and we now operate four divisions that provide anatomic pathology services in urology, gynecology, gastroenterology, and nephrology. Each division offers our physician clients the expertise of veteran pathologists, experienced sales representatives, and client service associates, all specialized in that field.

Experienced Specialized Pathologists. The practice of anatomic pathology requires a pathologist to make each diagnosis. Each of our specialized divisions is led by a medical director who is a recognized expert in that field. We employ 30 veteran pathologists, all with credentials from leading academic institutions and an average of 19 years of experience. Because their experience aligns with one of our anatomic pathology specialties, our pathologists provide us with a competitive advantage in attracting and retaining our physician clients. We believe our clients value the specialized expertise of our pathologists and the precise and expedited diagnoses they provide, as well as their availability for consultation.

Specialty Sales Teams. Like our pathologists, our sales and client service teams are organized around our anatomic pathology specialties. Our sales force consists of more than 100 experienced representatives, each focused on one specialty. Our sales representatives have significant technical knowledge and a deep understanding of physician practices within their area of expertise. As a result, our sales representatives develop long-lasting, consultative relationships with the referring physicians they serve. Similarly, our client service associates focus on a single specialty and provide dedicated support services to our physician clients.

Our Growth Strategy

Building on our reputation and market leadership position, we intend to continue to drive organic growth, expand into additional anatomic pathology specialties, and selectively pursue acquisitions and collaborations. Our growth strategy consists of the following key elements:

Expand Our Leadership Position in Urologic Pathology. We are a leader in the urologic anatomic pathology market, and we intend to capitalize on our established brand, the expertise of our pathologists, and our service-focused business model to further increase our market share. Our urology sales team can leverage our superior reputation to grow our core division by targeting new physicians and capturing a greater share of business from current physician clients. To facilitate our growth in this field, we expect to hire additional urologic pathologists, exploit existing capacity in our current laboratories, and open new laboratories in key geographic areas.

Increase Market Share in Our Additional Anatomic Pathology Specialties. We intend to increase our existing market share in the gynecology, gastroenterology, and nephrology markets by continuing to leverage our specialized business model. Our sales force and pathologists will continue to publicize our expertise and service-focused reputation in these additional fields. To manage growth in these areas, we expect to hire additional specialized pathologists, experienced sales representatives, and client service associates, open new laboratories, and expand our existing laboratory facilities.

Develop Expertise in New Anatomic Pathology Markets. We also intend to expand into other anatomic pathology specialties, such as dermatopathology, by replicating our business model and hiring specialized veteran pathologists and experienced sales representatives.

Selectively Pursue Strategic Acquisitions and Collaborations. We will consider strategic acquisitions and collaborations that enable us to more rapidly increase our market share, provide us with additional physician client and payor relationships, selectively expand our geographic footprint, develop additional anatomic pathology specialties, and offer new diagnostic services.

Risks

Our business is subject to numerous risks, as discussed more fully under the heading “Risk Factors” immediately following this prospectus summary, which you should consider before investing in our common stock. In particular, we face risks related to:

•

Our business operations, including changes in payor regulations, policies, or mix; changes in contractual arrangements with payors; timely and accurate billing and collection of payments for our services; changes in medical treatment or reimbursement rates for urologic pathology; our ability to attract and retain qualified personnel; and reliance on third-party suppliers; and

•

Regulation of our business, including compliance with federal and state laws and regulations related to submission of claims for our services; violation of or failure to comply with laws related to fraudulent billing and abuse; changes in laws and regulations regarding billing arrangements for our services; attainment of licenses required to test patient specimens from certain states; and loss or suspension of a license under the Clinical Laboratory Improvement Amendments of 1988, Medicare, Medicaid or other federal, state or local agencies.

Company Information

Our principal executive offices are located at 4355 Innslake Drive, Glen Allen, Virginia 23060, and our telephone number is (804) 967-9225. Our website address is www.bostwicklaboratories.com. The information on our website is not a part of this prospectus.

The Offering

Common stock we are offering	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $ million at an assumed initial public offering price of $ per share (the midpoint of the range on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and offering expenses. We expect to use the net proceeds of this offering to repay existing indebtedness, expand and establish laboratories, and add information technology infrastructure and personnel. We intend to use the remaining net proceeds for general corporate purposes, including potential acquisitions. See “Use of Proceeds.”

Underwriters’ option to purchase additional shares	We may sell an additional shares if the underwriters exercise in full their option to purchase additional shares.

NASDAQ Global Market Symbol	BOST

The number of shares of common stock to be outstanding after the offering is based on 20,064,145 shares of common stock outstanding as of February 25, 2008.

The number of shares of common stock to be outstanding after this offering does not take into account:

•	2,120,521 shares of common stock issuable upon the exercise of stock options outstanding as of February 25, 2008 with a weighted average exercise price of $8.68 per share; or

•	an aggregate of 2,101,701 shares of common stock reserved for future issuance under our equity incentive plans.

In addition, except as otherwise noted, all information in this prospectus:

•	assumes the underwriters do not exercise their over-allotment option;

•	gives effect to our reincorporation in the State of Delaware, which will occur prior to the completion of this offering; and

•	gives effect to a -for- stock split with respect to our common stock, which will occur prior to the completion of this offering in connection with our reincorporation in the State of Delaware.

Summary Financial Data

Set forth below is our summary financial data at the dates and for the periods indicated. The summary financial information set forth below as of December 31, 2007 and for the years ended December 31, 2007, 2006 and 2005 has been derived from our audited financial statements included elsewhere in this prospectus. Our historical results are not indicative of our future results.

The pro forma as adjusted balance sheet data gives effect to the issuance and sale of              shares of common stock in this offering at the initial public offering price of $             per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and the repayment of approximately $         million of our outstanding indebtedness with the net proceeds of this offering.

You should read this summary financial data together with our financial statements and the related notes and the information included under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year ended December 31,
	2007	2006	2005
	(in thousands, except per share amounts)
Statement of Operations Data
Revenue	$102,823	$58,425	$30,303
Cost of revenue	38,941	21,146	12,789

Gross profit	63,882	37,279	17,514

Operating expenses:
Sales and marketing	16,354	8,581	5,290
General and administrative	39,768	17,312	11,653

Total operating expenses	56,122	25,893	16,943

Income from operations	7,760	11,386	571

Other income (expense):
Interest expense(1)	(2,552)	(209)	(266)
Interest income	91	39	2
Other income (expense), net	704	(214)	(102)

Total other income (expense)	(1,757)	(384)	(366)

Income (loss) before income tax expense	6,003	11,002	205
Provision for income taxes	3,711	3,938	153

Net income (loss)	$2,292	$7,064	$52

Net income (loss) per share:
Basic	$0.11	$0.35	$0.00
Diluted	$0.11	$0.35	$0.00
Weighted average common shares outstanding:
Basic	20,065	20,071	20,099
Diluted	20,603	20,160	20,099
Dividends per share	$0.72	$—	$—

	As of December 31, 2007
	Actual	Pro forma as adjusted
	(in thousands)
Balance Sheet Data
Cash and cash equivalents	$1,775
Working capital	4,621
Total assets	56,303
Long-term debt, including capital leases and current portion	42,088
Total stockholders’ equity	(1,030)

(1)	Includes unrealized loss of $1.3 million related to interest rate swap agreements in 2007.

RISK FACTORS

Buying shares of our common stock involves risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the financial statements and the related notes appearing at the end of this prospectus, before deciding to purchase shares of our common stock.

Risks Relating to Our Business

Changes in regulations, policies, or payor mix may adversely affect reimbursement for laboratory services and could have a material adverse impact on our revenues and profitability.

Most of our services are billed to a party other than the physician that ordered the test. In 2007, we received 42.2 percent of our revenues from Medicare and Medicaid. If we bill a higher percentage of our services to payors who reimburse at rates lower than our current payors, our results of operations and financial condition may suffer. Reimbursement levels for health care services are subject to continuous and often unexpected changes in policies. Changes in governmental reimbursement may result from statutory and regulatory changes, retroactive rate adjustments, administrative rulings, competitive bidding initiatives, and other policy changes. Uncertainty also exists as to the coverage and reimbursement status of new services.

Government payors and insurance companies have increased their efforts to control the cost, utilization, and delivery of health care services. At least yearly, Congress has considered and enacted changes in the Medicare fee schedule in conjunction with budgetary legislation. Further reductions of reimbursement for Medicare services or changes in policy regarding coverage of tests may be implemented from time to time. The payment amounts under the Medicare fee schedules are often used as a reference for the payment amounts set by other third-party payors. As a result, a reduction in Medicare reimbursement rates could result in a corresponding reduction in the reimbursements we receive from such third-party payors. Changes in test coverage policies of other third-party payors may also occur. Such reimbursement and coverage changes in the past have resulted in reduced prices, added costs, reduced accession volume, and have added more complex and new regulatory and administrative requirements. Further changes in federal, state, and local third-party payor laws, regulations or policies may have a material adverse impact on our business.

Failure to participate as a provider with payors or operating as a non-contracting provider could have a material adverse effect on revenues.

The health care industry has experienced a trend of consolidation among health care insurers, resulting in fewer but larger insurers with significant bargaining power in negotiating fee arrangements with health care providers, including laboratories. Managed care providers often restrict their contracts to a small number of laboratories that may be used for tests ordered by physicians in the managed care provider’s network. If we do not have a contract with a managed care provider, we may be unable to gain those physicians as clients.

In cases in which we do contract with a specified insurance company as a participating provider, we are considered “in-network,” and the reimbursement of third-party payments is governed by contractual relationships. Our in-network services are primarily negotiated on a fee-for-service basis at a discount from our patient fee schedule, which could result in price erosion that would adversely affect our revenues. Our failure to maintain our existing managed care contracts or participate in new managed care networks could adversely affect revenues and profitability.

In cases in which we do not have a contractual relationship with an insurance company or we are not an approved provider for a government program, we have no contractual right to collect for our services and such payors may refuse to reimburse us for our services, which could lead to a decrease in accession volume and a corresponding decrease in our revenues. As an out-of-network provider, reductions in reimbursement rates for non-participating providers could also adversely affect us. In 2007, 17.0 percent of our revenues came from services performed as an out-of-network provider. Third-party payors with whom we do not participate as a contracted provider may also require that we enter into contracts, which may have pricing and other terms that are materially less favorable to us than the terms under which we currently operate. While accession volume may increase as a result of these contracts, our revenues per accession may decrease.

Use of our laboratory services as a non-participating provider also typically results in greater copayments for the patient unless we elect to treat them as if we were a participating provider in accordance with applicable law. Treating such patients as if we were a participating provider may adversely impact results of operations because we may be unable to collect patient copayments and deductibles. In some states, applicable law prohibits us from treating these patients as if we were a participating provider. As a result, referring physicians may avoid use of our services which could result in a decrease in accession volume and adversely affect revenues.

Failure to timely or accurately bill for our services or collect outstanding payments could have a material adverse effect on our business.

Billing for diagnostic services is complex. We bill numerous payors, including physicians, patients, insurance companies, Medicare, and Medicaid, according to applicable law and billing requirements. That complexity is compounded by rapidly changing requirements for auditing, external compliance, and internal compliance policies and procedures.

Most of our bad debt expense in 2007, which totaled 7.4 percent of revenues, resulted from the failure of patients to pay their bills, including copayments and deductibles. Failure to timely or correctly bill could lead to lack of reimbursement for services or an increase in the aging of our accounts receivable, which could adversely affect our results of operations. Increases in write-offs of doubtful accounts, delays in receiving payments, potential retroactive adjustments, and penalties resulting from audits by payors would adversely affect our financial condition. Failure to comply with applicable laws relating to billing federal health care programs could also lead to various penalties, including exclusion from participation in Medicare or Medicaid programs, asset forfeitures, civil and criminal fines and penalties, and the loss of various licenses, certificates, and authorizations necessary to operate our business, any of which could have a material adverse effect on our financial condition or results of operations.

We derive most of our revenues from our urologic pathology division, primarily from prostate biopsies and bladder cancer tests, which makes us particularly sensitive to changes in medical treatment, reimbursement rates and other conditions in that market.

Our revenues are particularly sensitive to changes that affect the number of or reimbursement for prostate biopsies or bladder cancer tests. In 2007, we derived 86.8 percent of our revenues from our urology specialty, including approximately 42.2 percent of our revenues from the preparation and evaluation of prostate biopsies, and approximately 35.0 percent of our revenues from the evaluation of non-invasive bladder cancer tests. If there is a significant development in the prevention of prostate or bladder cancer, or an adverse development in the reimbursement rate for prostate biopsies or bladder cancer tests, it could have a material adverse effect on our business.

Failure to attract and retain experienced and qualified personnel could adversely affect our business.

Our success depends on our ability to attract, retain, and motivate experienced anatomic pathologists, histotechnologists, skilled laboratory and information technology staff, experienced sales representatives, and other personnel. Competition for these employees is strong, and if we are not able to attract and retain qualified personnel, our revenues and earnings may be adversely affected.

We are dependent on the expertise of our executive officers. Loss of the services of Dr. David Bostwick, our founder and Chief Executive Officer, in particular, or any of our other executive officers or medical directors, could have a material adverse effect on our prospects. Although we maintain “key man” insurance with respect to

Dr. Bostwick, we cannot assure you that proceeds recoverable under this insurance would offset the impact of the loss of Dr. Bostwick on our business.

Our sales representatives have developed and maintain close relationships with a number of health care professionals, and our specialized approach to marketing our services positions our sales representatives to have a deep knowledge of the needs of the referring physicians they serve. Given the nature of the relationships we seek to develop with our clients, loss of sales representatives may cause us to lose clients.

We rely on third-party suppliers, and the partial or complete loss of one of these suppliers, or the failure to find replacement suppliers or manufacturers in a timely manner, could adversely affect our business.

We rely on third-party suppliers for the manufacture and supply of our laboratory instruments, equipment, consumable supplies, and other materials necessary to perform our specialized diagnostic tests. In particular, we rely on a contract with Abbott Laboratories Inc. for certain reagent compounds that we use in the preparation of specimens. If Abbott Laboratories becomes unwilling or unable to provide the reagents in required quantities or in a timely manner, we would experience a disruption in our services that could adversely affect our results.

Similarly, we rely on Gen-Probe Incorporated as the single source for the reagents required for our PCA3Plus prostate cancer screening test. Although we have a pricing agreement, we do not have a long term supply contract with Gen-Probe for the required reagents, and if Gen-Probe is unwilling or unable to provide these materials, we may not be able to provide these tests and our business could be adversely affected.

We rely on a contract with Cook Medical for the Tao Brush™ used in our TruTest for endometrial and cervical cancer. We have the exclusive distribution rights to the Tao Brush™ in the United States and the United Kingdom through 2011 (subject to minimum purchase requirements). The Tao Brush™ is used to collect endometrial tissue for testing, and we expect future growth in our gynecology testing business to be partly driven by our ability to obtain the Tao Brush™. If Cook Medical becomes unwilling or unable to provide the Tao Brush™, we may not be able to grow our Gynecor business as expected. When we lose our exclusive right to the Tao Brush™, we may face additional competition, and may not be able to maintain the market share we have established under exclusivity.

In addition, we do not have long-term contracts with certain of our other suppliers and manufacturers. If we are unable to secure essential equipment or supplies in a timely manner, we could experience disruptions in our services that could adversely affect our results.

Failure to adequately increase and scale our infrastructure to meet current and future needs could create capacity constraints and diversion of resources, resulting in a material adverse effect on our business.

Any unforeseen significant increase in the volume of accessions could strain the capacity of our personnel and systems, which could lead to inaccurate test results, unacceptable turn-around times, or client service failures. In addition, as the number of clients and accessions increases, our services and infrastructure may not be able to scale accordingly. Any failure to handle higher volumes of requests for our products and services could lead to the loss of established clients and have a material adverse effect on our business, results of operations, and financial condition.

We intend to expand our infrastructure by establishing laboratory facilities in other geographic markets, and we intend to hire additional experienced anatomic pathologists, histotechnologists, skilled laboratory and information technology staff, experienced sales representatives, client service associates, and other personnel, which will require considerable time and money. We will also need federal, state, and local certifications and to establish the supporting operational, logistical, and administrative infrastructure. Even after new facilities are operational, it may take time for us to derive the same economies of scale we have in our existing facilities. Moreover, we may suffer reduced economies of scale in our existing facilities as we seek to balance the amount of work allocated to each facility and expand those facilities. An expansion of our facilities or systems could divert resources, including the focus of our management, away from our current business.

Failure to effectively manage our growth could cause our growth rate to decline.

Our revenues have grown to $102.8 million in 2007 from $58.4 million in 2006. This significant growth has placed, and is expected to continue to place, a significant strain on our managerial, operational, and financial resources. To manage our growth, we must continue to implement and improve our operational and financial systems and to expand, train, manage, and motivate our employees. We may not be able to effectively manage the expansion of our operations, and our systems, procedures, or controls may not be adequate to support our operations. Our management may not be able to rapidly scale the infrastructure necessary to exploit the market opportunity for our services. Our inability to manage growth could have a material adverse effect on our business, results of operations, and financial condition.

Failure to execute by our shipping carriers could adversely affect our business, results of operations and financial condition, harm our reputation, and impact our ability to provide our specialized diagnostic services on a timely basis.

Expedited, reliable shipping is essential to our operations. Numerous carriers, including UPS, with whom we have a long-term contract, our own in-house couriers, local independent contractor couriers, and other national carriers, such as FedEx and DHL, provide us with shipping services. These carriers are responsible for rapid point-to-point transport of specimens to our laboratories and enhanced tracking of these patient specimens, and several of them have tailored systems and processes to meet our needs. Failure of these carriers, whether due to strikes, severe weather or other causes, may occur at virtually any point in the shipping chain, and result in loss, damage, or destruction of patient specimens. Such occurrences may damage our reputation and lead to decreased referrals from physicians. In addition, any significant increase in shipping rates could adversely affect our operating margins.

Our business is subject to rapid technological innovation, and the development by third parties of new or improved diagnostic testing technologies or information technology systems could have a material adverse effect on our business.

The anatomic pathology industry is characterized by rapid changes in technology, frequent introductions of new diagnostic tests, and evolving industry standards and client demands for new diagnostic technologies. Advances in technology may result in the development of more point-of-care testing equipment that can be operated by physicians or other health care providers in their offices, or by patients themselves, without the services of freestanding laboratories and pathologists, thereby reducing demand for our services. In addition, advances in technology may result in the creation of enhanced diagnostic tools that enable other laboratories, hospitals, physicians, patients, or third parties to provide specialized laboratory services superior to ours or that are more patient-friendly, efficient, or cost-effective. Our success depends upon our ability to acquire or license on favorable terms or develop new and improved technologies for early diagnosis before our competitors and to obtain appropriate reimbursement for diagnostic tests using these technologies. Introduction of prophylactic treatments or cures for some of the diseases on which we focus could substantially reduce or eliminate demand for our services.

The success of our business also depends on our ability to obtain, process, analyze, maintain, and manage data. Public and private initiatives to create electronic medical record standards and to mandate standardized coding systems for the electronic exchange of information, including laboratory results, could require costly modifications to our existing information technology, or IT, systems. We expect that any standards that might be adopted or implemented would allow us adequate time to comply. However, any failure or delay in implementing standards may result in a loss of clients and business opportunities, which would adversely affect our results of operations.

Failure to raise additional capital as needed could adversely affect our growth and may cause dilution to you or subject us to restrictions that affect our ability to grow.

We expect we will need considerable amounts of capital to grow our business. We may raise additional funds through public or private equity offerings or debt financings. If we cannot raise funds on acceptable terms when needed, we may not be able to maintain or grow our business at the rate that we currently anticipate. Furthermore, we may not be able to respond to competitive pressures or unanticipated capital needs, or we may be required to reduce operating expenses, which could significantly harm our business. If we raise additional capital by issuing equity securities, your ownership in our company will be diluted unless you increase your investment.

Our ability to obtain future debt financing may be limited by our loan agreements, including:

•

the Amended and Restated Loan Agreement, dated September 28, 2007, with Bank of America, N.A., which we refer to as our Credit Facility, which includes a revolving A line of credit, with approximately $16 million borrowing capacity as of January 1, 2008, maturing September 30, 2009; a revolving B line of credit of up to $3 million maturing September 30, 2009; and a term loan of $12.8 million maturing February 15, 2017; and

•

the Loan Agreement, dated August 27, 2007, as amended September 28, 2007, with Bank of America, N.A., which we refer to as the Term Loan, which consists of a $8.0 million term loan maturing August 30, 2017.

The Credit Facility and the Term Loan contain covenants that place certain restrictions on our ability to incur additional indebtedness, as well as on our ability to create or allow new security interests or liens on our property. These restrictions could limit our flexibility to plan for or react to changes in our business and industry and our ability to borrow additional amounts for working capital, capital expenditures, acquisitions, debt service requirements, or other purposes. Furthermore, substantially all of our assets are currently being used to secure our debt, increasing the difficulty we may face in obtaining additional financing.

Failure of our IT or communication systems or other infrastructure could significantly disrupt our business.

Our laboratory operations depend significantly on the uninterrupted performance of our information technology and communication systems. Sustained system failures or interruption of our systems in one or more of our facilities could disrupt our ability to process laboratory requisitions, handle client service, perform testing, provide test results in a timely manner, or bill the appropriate party for our services. Our efforts to invest in new backup systems in order to prevent the interruption in our current systems may also be costly and require time and resources for implementation.

Although we have implemented security measures, our infrastructure is vulnerable to computer viruses, break-ins, and similar disruptive problems caused by our clients or others that could result in interruption, delay, or cessation of service. Break-ins, whether electronic or physical, could potentially jeopardize the security of confidential client and supplier information stored in our computer systems. Such an event could damage our reputation, cause us to lose existing clients and deter potential clients. It could also expose us to liability to parties whose security or privacy has been infringed. The occurrence of any of the foregoing events could have a material adverse effect on our business, results of operations, and financial condition.

We have a limited operating history, which may make it difficult to accurately evaluate our business and prospects.

We commenced operations in 1999. As a result, we have a limited operating history upon which to accurately predict our potential revenue. Our revenue and income potential and our ability to expand our business into additional anatomic pathology specialties is still unproven. As a result of these factors, the future revenue and income potential of our business is uncertain. Although we have experienced significant revenue growth since our inception, we may not be able to sustain this growth. Any evaluation of our business and our prospects must be considered in light of these factors and the risks and uncertainties often encountered by companies in our stage of development. Our profitability may be adversely affected as we expand our infrastructure or if we incur increased selling expenses or other general and administrative expenses. Some of these risks and uncertainties include our ability to:

•	execute our business model;

•	create brand recognition;

•	respond effectively to competition;

•	manage growth in our operations;

•	respond to changes in applicable government regulations and legislation;

•	access additional capital when required; and

•	attract and retain key personnel.

Integration of our operations with newly acquired businesses or execution of new collaborations may be difficult and costly.

We expect to evaluate potential strategic acquisitions of and collaborations with anatomic pathology laboratories and other businesses that might augment our existing specialized diagnostic testing services. Any acquisition would involve the integration of a separate company that previously operated independently and had different systems, processes, and cultures. The process of combining such companies may be substantially disruptive to both our existing and newly-acquired businesses and may cause an interruption of, or a loss of momentum in, both businesses. This disruption, or disruptions, caused by new collaborations may divert management from the business of the existing company or may cause us to lose key employees or clients. Additionally, we may have difficulty consolidating facilities and infrastructure, resulting in a decline in the quality of existing services.

Any future acquisitions and related integration efforts or collaborations may not be successful and our existing business may be adversely affected. Even if we are able to successfully integrate acquired operations or execute new collaborations, we may not be able to realize the benefits that we expect from them, including projected cost savings.

Failure to adequately protect our proprietary rights could adversely affect operations.

We consider our trademarks, service marks, trade secrets, licensing agreements, unpatented know-how, and similar intellectual property as critical to our success. We rely upon intellectual property law, trade secret protection, and confidentiality and license agreements with our employees, clients, partners, and others to protect our proprietary rights. The steps taken by us to protect our proprietary rights may not be adequate if employees or others infringe or misappropriate our proprietary rights. We can offer no assurance that we will have adequate remedies for any infringement. Our competitors may independently develop equivalent knowledge, methods, and know-how, and we would not be able to prevent their use. In addition, other parties may assert infringement claims against us.

We rely on certain license agreements, including an agreement with Cook Medical, pursuant to which we have rights to the exclusive distribution in the United States and United Kingdom, subject to minimum purchasing obligations, of the patented Tao Brush™, which we use in our Gynecor business. If Cook Medical’s patent on the Tao Brush™ is infringed or disputed, if this or other licenses become otherwise unavailable to us on reasonable terms, or if we lose our exclusive right to the Tao Brush™, our business could be adversely affected. Finally, we do not hold patents covering the tests we perform, and our future success in the diagnostic testing industry will depend, in part, upon our ability to license new tests, technologies, and services on commercially reasonable terms.

Regulatory Risks

Failure to comply with complex federal and state laws and regulations related to submission of claims for our services could result in significant monetary damages and penalties and exclusion from the Medicare and Medicaid programs.

We are subject to extensive federal and state laws and regulations relating to the submission of claims for payment for our services, including those that relate to coverage of our services under Medicare, Medicaid, and other governmental health care programs, the amounts that may be billed for our services, and to whom claims for services may be submitted, such as billing Medicare as the secondary, rather than the primary, payor. Submission of our claims is particularly complex because we provide both anatomic pathology services and clinical laboratory tests, which generally are paid using different reimbursement principles. Our failure to comply with applicable laws and regulations could result in our inability to receive payment for our services or attempts by third-party payors, such as Medicare and Medicaid, to recover payments from us that have already been made. Submission of claims in violation of certain statutory or regulatory requirements can result in penalties, including civil money penalties of up to $10,000 for each item or service billed to Medicare in violation of the legal requirement, and exclusion from participation in Medicare and Medicaid. Government authorities may also assert that violations of laws and regulations related to submission of claims violate the federal False Claims Act or other laws related to fraud and abuse, including submission of claims for services that were not medically necessary. We are generally dependent on independent physicians to determine when our services are medically necessary for a particular patient. Nevertheless, we could be adversely affected if it was determined that the services we provided were not medically necessary and not reimbursable, particularly if it were asserted that we contributed to the physician’s referrals of unnecessary services to us. It is also possible that the government could attempt to hold us liable under fraud and abuse laws for improper claims submitted by an entity for services that we performed, if we were found to have knowingly participated in the arrangement that resulted in submission of the improper claims.

Violation of or failure to comply with the strict laws prohibiting fraudulent billing and other abuse could result in significant monetary damages and penalties and exclusion from the Medicare and Medicaid programs.

We are subject to extensive federal and state health care fraud and abuse laws and regulations, including:

•

the federal Anti-Kickback Statute, which prohibits persons from knowingly and willfully soliciting, receiving, offering, or providing remuneration, directly or indirectly, in cash or in kind, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any goods or service for which payment may be made under governmental payor programs such as Medicare and Medicaid;

•	the federal False Claims Act, which prohibits individuals or entities from knowingly presenting, or causing to be presented to the federal government, claims for payment that are false or fraudulent;

•

the Health Insurance Portability and Accountability Act, or HIPAA, which created federal criminal laws that prohibit executing a scheme to defraud any health care benefit program or making false statements relating to health care matters;

•

the Stark Law, which prohibits a physician from making a referral to an entity for certain designated health services reimbursed by Medicare or Medicaid if the physician (or a member of the physician’s family) has a financial relationship with the entity, and which also prohibits the submission of any claim for reimbursement for designated health services furnished pursuant to a prohibited referral;

•	state law equivalents of the above, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including commercial insurers; and

•

state laws that prohibit specified practices, such as billing an entity that does not have ultimate financial responsibility for the service, waiving coinsurance or deductibles, billing Medicaid a higher charge than the lowest charge offered to another payor, and placing phlebotomists in the offices of referring physicians.

We believe that we operate in material compliance with these laws and regulations. However, these laws and regulations are complex and, among other things, practices that are permissible under federal law may not be permissible in all states. In addition, these laws and regulations are subject to interpretation by courts and enforcement agencies. Our failure to comply could lead to civil and criminal penalties, exclusion from participation in Medicare and Medicaid, and possible prohibitions or restrictions on the use of our laboratories. Our compliance program is not formalized, which may increase the likelihood that we fail to comply with laws and regulations. We intend to hire a compliance officer in 2008 to develop and formalize our existing compliance function.

Governmental investigations of laboratories have been ongoing for a number of years and are expected to continue. In fact, a substantial increase in funding of Medicare and Medicaid program integrity and anti-fraud efforts has been proposed by the U.S. President for the 2009 fiscal year. Investigations of our laboratories, regardless of their outcome, could damage our reputation and adversely affect important business relationships that we have with third parties, as well as have a material adverse effect on our business and financial condition.

Failure to obtain licenses required to test patient specimens from certain states may have a material adverse effect on our business and prospects.

California, New York, Pennsylvania, Maryland, New Jersey, and Rhode Island each require that a laboratory that solicits or tests specimens from individuals within that state have a license from that state, even if testing occurs in another state.

Our business requires us to have licenses from each of these states for our laboratories, but we do not have these licenses from California and Rhode Island. While we have applied for or are in the process of applying for licenses in these states, we have accepted specimens from California and Rhode Island in the past and are continuing to accept specimens from these states. We may be subject to civil and criminal penalties for our failure to obtain the required state licenses. For the year ended December 31, 2007, specimens from patients in California accounted for 4.9 percent of our revenues and specimens from patients in Rhode Island accounted for less than one percent of our revenues. The government could also assert that a claim for payment from Medicare or another federal health care program for a test that was performed by a laboratory that was not properly licensed to perform the service was a false claim under the False Claims Act, providing for penalties of between $5,500 and $11,000 for each such claim.

Our failure to obtain the licenses required to test patient specimens from any of these states, including California and Rhode Island, or to comply with any similar state laboratory licensing laws could have a material adverse effect on our business and prospects. In addition, certain states impose license requirements upon pathologists in other states in order for them to read specimens from patients in their state. We could face penalties if our pathologists read specimens for which they are not properly licensed.

Our business could be harmed by the loss or suspension of a license or imposition of a fine or penalties under, or future changes in, the law or regulations of the Clinical Laboratory Improvement Amendments of 1988 or those of Medicare, Medicaid or other federal, state or local agencies.

The laboratory testing industry is subject to extensive regulation, and many of these statutes and regulations have not been interpreted by the courts. The Clinical Laboratory Improvement Amendments of 1988, or CLIA, requires that laboratories be certified by the federal government or by a federally-approved accreditation agency every two years. CLIA mandates specific standards in the areas of personnel qualifications, administration, proficiency testing, patient test management, quality control, quality assurance, and inspections. CLIA regulations include special rules applicable to cytology testing, such as pap smears, including workload limits, specialized proficiency testing requirements that apply not just to the laboratory, but to the individuals performing the tests, specialized personnel standards, and quality control procedures. A laboratory may be sanctioned based on its failure to participate in an acceptable proficiency testing program, unsatisfactory performance in proficiency testing, or for prohibited activities related to proficiency testing, such as failing to test the proficiency testing samples in the same manner as patient specimens, or communicating with other laboratories regarding proficiency testing results. The sanction for failure to comply with CLIA requirements may be suspension, revocation, or limitation of a laboratory’s CLIA certificate, as well as the imposition of significant fines and criminal penalties. Certain proficiency testing violations may require revocation of a laboratory’s CLIA certificate. While imposition of certain CLIA sanctions may be subject to appeal, few, if any, such appeals have been successful. A CLIA certificate is necessary to conduct business; as a result, any CLIA sanction or our failure to renew a CLIA certificate would have a material adverse effect on our business and prospects. Although each laboratory facility is separately certified by CLIA, if the CLIA certificate of any our laboratory facilities is revoked, the Centers for Medicare and Medicaid Services, or CMS, could seek revocation of our other laboratories’ CLIA certificates based on their common ownership or operation with the revoked laboratory facility. Some states have enacted analogous state laws that are more strict than CLIA.

We are subject to additional laws and regulations with respect to our clinical trials business.

We provide preclinical and clinical laboratory testing for the pharmaceutical and biotechnology industry. This capability requires that our laboratory be certified under CLIA and by the College of American Pathologists, or CAP, comply with Good Clinical Practice, or GCP, regulatory guidelines, and perform testing under Good Laboratory Practice, or GLP, guidelines when required. In addition, we are subject to oversight by the Food and Drug Administration, or the FDA, the federal agency responsible for monitoring and approving the development of new drugs, biologics, and medical devices. Although we believe we are in compliance in all material respects with CLIA and CAP certification requirements and FDA, GCP, and GLP regulations and guidelines, failure to comply could subject us to denial of the right to do business, as well as to fines, criminal penalties, and other enforcement actions, including revoking our CLIA certification. Further, changes in these requirements may increase our operating costs, including costs associated with our performance of clinical laboratory tests for pharmaceutical companies engaged in clinical research, and with our own direct involvement in clinical trials.

Changes in laws and regulations that address billing arrangements for our services could have a significant adverse effect on our revenues.

While we do not bill referring physicians for our services when those services are covered under a government program, where permissible, we do in some cases bill referring physicians for services that are not covered under a government program. Laws and regulations in several states currently preclude us from billing referring physicians, either by requiring us to bill directly the third-party payor or other person ultimately responsible for the service, or by prohibiting or limiting the referring physician’s or other purchaser’s ability to bill a greater amount than that paid for the service. An increase in the number of states whose laws prevent such arrangements could adversely affect us by encouraging physicians to furnish such services directly or by causing physicians to refer services to another laboratory for testing.

Currently, Medicare does not require beneficiaries to pay coinsurance for clinical laboratory testing or subject such tests to a deductible. From time to time, legislation has been proposed that would subject clinical laboratory tests to coinsurance and deductibles. Such legislation could be enacted in the future. Legislation subjecting clinical laboratory tests to coinsurance or deductibles could adversely affect our revenues given the anticipated difficulty in collecting such amounts from Medicare beneficiaries. In addition, we could be subject to potential fraud and abuse violations if adequate procedures to bill and collect copayments were not established and followed.

Changes in FDA policies regarding the “home brew” exception from FDA review for laboratory-developed tests and reagents could adversely affect our business and results of operations.

Laboratory diagnostic tests developed and validated by a laboratory for its own use, also known as “home brew” tests, are regulated by the FDA under the federal Food, Drug and Cosmetic Act, or FDCA. To date, the FDA has decided, as matter of enforcement, not to exercise its authority with respect to most “home brew” tests performed by complex CLIA-certified laboratories, such as us. A portion of our specialized diagnostic tests are “home brew” tests for which we have not obtained FDA premarket clearance or approval. In addition, manufacturers and suppliers of analyte specific reagents, or ASRs, which we obtain for use in our “home brews,” are required to register with the FDA, conform manufacturing operations to the FDA’s Quality System Regulation, and comply with certain reporting and other record keeping requirements. The FDA regularly considers the application of additional regulatory controls over the development and use of “home brews” by laboratories such as ours. We can offer no assurance that the FDA will not require us to obtain premarket clearance or approval for “home brew” diagnostic tests that we perform. Any premarket clearance requirements could restrict or delay our ability to provide our specialized diagnostic services and may adversely affect our business. FDA regulation of laboratory-developed tests or increased regulation of the various medical devices used in laboratory-developed testing could increase our regulatory burden and generate additional costs and delays in introducing new tests, including genetic tests.

Failure to comply with environmental, health and safety laws and regulations could adversely affect our ability to operate and result in fines and litigation.

We are subject to regulation under numerous federal, state, and local laws and regulations relating to the protection of the environment and human health and safety. Our use, generation, manufacture, handling, transportation, storage, and disposal of medical specimens, such as human tissue, infectious and hazardous waste, and radioactive materials, are covered under these laws and regulations.

We cannot entirely eliminate the risk of accidental injury, contamination, or sabotage from working with hazardous materials or wastes. Our general liability insurance or workers’ compensation insurance policies may not cover damages and fines arising from biological or hazardous waste exposure or contamination. In the event of contamination or injury, we could be held liable for damages or subject to fines in an amount exceeding our resources, and our operations could be suspended or otherwise adversely affected.

In addition, the current environmental, health, and safety requirements applicable to our facilities could be revised to become more stringent, and new laws and requirements could be adopted in the future. Thus, compliance with applicable environmental, health and safety laws and regulations could become both more costly and more difficult in the future.

Failure to comply with HIPAA security and privacy regulations may increase our costs.

HIPAA and related regulations establish comprehensive federal standards with respect to the use and disclosure of protected health information by health plans, health care providers, and health care clearinghouses. Additionally, HIPAA establishes standards to protect the confidentiality, integrity, and availability of protected health information.

Federal privacy regulations restrict our ability to use or disclose patient identifiable laboratory data, without patient authorization, for purposes other than payment, treatment or health care operations, as defined by HIPAA. These privacy and security regulations provide for significant fines and other penalties for wrongful use or disclosure of protected health information, including civil and criminal fines and penalties. We believe we are in substantial compliance with the privacy regulations. However, the documentation and process requirements of the privacy regulations are complex and subject to interpretation and our efforts in this respect are ongoing. Our failure to comply with the privacy regulations could subject us to sanctions or penalties. Although the HIPAA statute and regulations do not expressly provide for a private right of damages, we could also incur damages under state laws to private parties for the wrongful use or disclosure of confidential health information or other private information. We have policies and procedures to comply with the HIPAA regulations, which establish a “floor” with more stringent state laws. In addition, we must also comply with non-U.S. laws governing the transfer of health care data relating to citizens of other countries.

Changes in regulations or failure to follow regulations requiring the use of “standard transactions” for health care services issued under HIPAA could adversely affect our profitability and cash flows.

Pursuant to HIPAA, the Secretary of the Department of Health and Human Services has issued final regulations designed to facilitate the electronic exchange of information in certain financial and administrative transactions. HIPAA transaction standards are complex and subject to differences in interpretation by payors. For instance, some payors may interpret the standards to require us to provide certain types of information, including demographic information not usually provided to us by physicians. As a result of inconsistent application of transaction standards by payors or our inability to obtain certain billing information not usually provided to us by physicians, we could face increased costs and complexity, a temporary disruption in receipts, and ongoing reductions in reimbursements and revenues. Any future requirements for additional standard transactions, such as claims attachments or use of a national provider identifier, could prove technically difficult, time-consuming, or expensive to implement.

We are subject to additional laws and regulations governing our U.K. operations, and our business could be adversely effected by any violation or failure to comply with such laws and regulations.

Although we conduct most of our business in the United States, our London facility increases our exposure to regulatory risks as a result of conducting business in the United Kingdom. Our London laboratory is subject to similar government regulation of laboratories, conduct of clinical trials, and environmental, health, and safety laws as our laboratories in the United States. Violations or failures to comply with any of these laws or regulatory requirements could result in claims for damages and sanctions.

Risks Related to This Offering

We have broad discretion in the use of the net proceeds from this offering and may not use them in a manner in which our stockholders would consider appropriate.

We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described under the heading “Use of Proceeds” included elsewhere in this prospectus. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. The failure by our management to apply these funds effectively could have a material adverse effect on our business. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

After this offering, our Chief Executive Officer will maintain the ability to control all matters submitted to stockholders for approval.

When this offering is completed, our Chief Executive Officer, Dr. David Bostwick, will beneficially own shares representing approximately          percent of our capital stock. As a result, Dr. Bostwick will be able to control all matters submitted to our stockholders for approval, as well as our management and affairs. For example, Dr. Bostwick will control the election of directors and approval of any merger, consolidation, or sale of all or substantially all of our assets. This concentration of voting power could delay or prevent an acquisition of our company on terms that other stockholders may desire.

Failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business.

As a public company, we will be required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which will require annual management assessments of the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm will also be required to deliver a report providing its own assessment of the effectiveness of our internal control over financial reporting. During the course of our testing, we may identify deficiencies that we may not be able to remediate in time to meet our deadline for compliance with Section 404. We will first be required to comply with the requirements of Section 404 for our fiscal year ended December 31, 2009. We also may not be able to conclude on an ongoing basis that our internal control over financial reporting is effective in accordance with Section 404, and our independent registered public accounting firm may not be able to or willing to agree with our assessment of the effectiveness of our internal control over financial reporting. Failure to achieve and maintain an effective internal control environment could harm our operating results, cause us to fail to meet our reporting obligations, or require that we restate our financial statements for prior periods, any of which could cause a decline in the market price of our common stock. Testing and maintaining internal control over financial reporting will also involve significant costs and could divert management’s attention from other matters that are important to our business.

Provisions in our certificate of incorporation and under Delaware law may prevent or frustrate attempts by our stockholders to change our management and hinder efforts to acquire a controlling interest in us.

Provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include:

•	a classified board of directors;

•	limitations on the removal of directors;

•	advance notice requirements for stockholder proposals and nominations;

•	the inability of stockholders to act by written consent or to call special meetings; and

•	the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval.

The affirmative vote of the holders of at least two-thirds of our shares of capital stock entitled to vote is necessary to amend or repeal the above provisions of our certificate of incorporation. In addition, absent approval of our board of directors, our bylaws may only be amended or repealed by the affirmative vote of the holders of at least two-thirds of our shares of capital stock entitled to vote.

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. Although we expect our common stock to be approved for quotation on the NASDAQ Global Market, an active trading market for our shares may never develop or be sustained. The initial public offering price for our common stock will be determined through negotiations with the underwriters.

If you purchase shares of our common stock in this offering, you will suffer immediate and substantial dilution of your investment.

Purchasers of common stock in this offering will pay a price per share that substantially exceeds the per share value of our tangible assets, after subtracting our liabilities. The price per share paid by purchasers of common stock in this offering will also substantially exceed the price per share paid by our existing stockholders and by persons who exercise currently outstanding options to acquire our common stock. Accordingly, if you purchase shares at the initial public offering price of $             per share, you will experience immediate and substantial dilution of $             per share, representing the difference between the initial public offering price per share and our pro forma as adjusted net tangible book value per share. In addition, purchasers of common stock in this offering will have contributed approximately          percent of the aggregate price paid by all purchasers of our stock but will own only approximately          percent of our common stock outstanding after this offering.

Purchasers of our common stock could incur substantial losses.

Our stock price is likely to be volatile. The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. Investors may not be able to sell their common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

•	changes in health care coverage or reimbursement guidelines and amounts;

•	regulatory developments affecting the health care or diagnostic services industry;

•	our failure to comply with applicable regulations or increased investigative or enforcement initiatives by governmental and other third-party payors;

•	changes in the payor mix or the mix or cost of our specialized diagnostic services;

•	the timing and volume of patient orders and seasonality of our business;

•	the timing and cost of our sales and marketing efforts;

•	litigation;

•	the departure of key personnel;

•	future sales of our common stock;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	investors’ perceptions of us; and

•	general economic, industry and market conditions.

If there are substantial sales of our common stock, our stock price could decline.

If our existing stockholders sell a large number of shares of our common stock or the public market perceives that existing stockholders might sell shares of common stock, the market price of our common stock could decline significantly. All of the shares being sold in this offering will be freely tradable without restriction or further registration under the federal securities laws, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. Substantially all of the remaining shares to be outstanding upon completion of this offering will be eligible for sale pursuant to Rule 144 upon the expiration of lock-up agreements to be entered into in connection with this offering.

Promptly following this offering, we intend to register approximately 3,302,371 shares of common stock that are authorized for issuance under our stock plans. As of February 25, 2008, 1,337,371 shares were subject to outstanding options that will be immediately exercisable upon completion of this offering. Once we register the shares authorized for issuance under our stock plans, they can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above and the restrictions imposed on our affiliates under Rule 144.

We do not expect to pay dividends in the future, which means that you may not be able to realize the value of our shares except through sale.

Other than the $14.4 million cash dividend declared by our board of directors on October 3, 2007, we have never declared or paid cash dividends. We currently expect to retain earnings for our business and do not anticipate paying dividends on our common stock at any time in the foreseeable future. Because we do not anticipate paying dividends in the future, the only opportunity to realize the value of our common stock will likely be through a sale of those shares. Our board of directors will decide whether to pay dividends on common stock from time to time in the exercise of its business judgment.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements made under the headings “Summary,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus contain forward-looking statements that reflect our plans, beliefs, and current views with respect to, among other things, future events and financial performance. We often identify these forward-looking statements by the use of forward-looking words such as “expect,” “potential,” “continue,” “may,” “will,” “should,” “could,” “would,” “seek,” “intend,” “plan,” “estimate,” “anticipate” or the negative version of those words or other comparable words. Specifically, this prospectus contains, among others, forward-looking statements regarding:

•	growth of revenue in the U.S. anatomic pathology market;

•	expansion of our market share in our current anatomic pathology specialties;

•	expansion of our business into new anatomic pathology markets;

•	opening of new laboratories and expanding capacity at existing laboratories;

•	potential strategic acquisitions or execution of new collaborations;

•	use of the proceeds of this offering;

•	hiring of additional experienced pathologists, sales representatives, client service associates, a compliance officer, and other employees;

•

compliance with federal, state, local, and international laws and regulations related to licensure, submission of claims, fraud and other abuse, clinical trials, health care privacy and security regulations, and other environmental, health, and safety regulations;

•	decreases in Medicare and Medicaid reimbursement rates;

•	outcome and impact of litigation proceedings or claims;

•

decreases in certain expenses as a percentage of revenues, increases in costs of revenue relative to increases in revenue, increases in interest income, and realization of the benefit of deferred tax assets;

•	compliance with covenants under our Amended and Restated Loan Agreement, dated September 28, 2007, with Bank of America, N.A. and our Loan Agreement, dated August 27, 2007, with Bank of America, N.A.;

•	payment of dividends;

•	changes in our compensation programs and adoption of stock ownership guidelines;

•	timely compliance with electronic medical record standards and standardized coding systems;

•	implementation of radio frequency identification technology; and

•	development and implementation of redundancy systems for our information technology systems.

We caution that these statements may, and often do, vary from actual results and the differences between these statements and actual results can be material. Accordingly, we cannot assure you that actual results will not differ from those expressed or implied by the forward-looking statements. Factors that could contribute to these differences include, among other things:

•	changes in payor regulations, policies, or mix;

•	changes in medical treatment or reimbursement rates for our anatomic pathology markets;

•	violation of, failure to comply with, or changes in federal and state laws and regulations related to submission of claims for our services, fraud and abuse, and billing arrangements for our services;

•	attainment of licenses required to test patient specimens from certain states;

•	loss or suspension of a license; and

•	the other factors discussed under the heading “Risk Factors” and elsewhere in this prospectus.

You should not place undue reliance on any forward-looking statement. The forward-looking statements in this prospectus speak only as of the date of this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations, or prospects may have changed since that date. Neither the delivery of this prospectus nor the sale of the shares of common stock means that information contained in this prospectus is correct after the date of this prospectus. Except as otherwise required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statements, the risk factors or other information described in this prospectus, whether as a result of new information, future events, changed circumstances, or any other reason after the date of this prospectus.

The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act do not protect any statements we make in connection with this offering.

USE OF PROCEEDS

We estimate the net proceeds from our sale of              shares of common stock in this offering will be approximately $             million at an assumed initial public offering price of $             per share (the midpoint of the range on the cover page of this prospectus), less underwriting discounts and commissions and estimated offering expenses. If the underwriters exercise their over-allotment option in full, we estimate the net proceeds will be approximately $             million.

The principal purposes of this offering are to increase our capitalization and financial flexibility, fund our growth, provide a public market for our common stock, and facilitate access to public capital markets.

We intend to use the net proceeds of this offering as follows:

•	approximately million for the repayment of all outstanding indebtedness under our revolving A and B lines of credit, as described below;

•	approximately million to expand our existing laboratories and establish new laboratories;

•	approximately million for information technology infrastructure, including software and redundancy systems;

•	approximately million to increase our number of employees, including sales representatives, pathologists, histotechnologists, and administrative personnel; and

•	the remainder for general corporate purposes, including potential acquisitions, as described below, and working capital needs.

As of February 1, 2008, approximately $15 million principal amount remained outstanding to Bank of America, N.A. under our A line of credit and $3 million principal amount remained outstanding under our B line of credit. On October 12, 2007, we drew $14.4 million under our revolving A and B lines of credit to pay a dividend on our common stock, as described under the heading “Dividend Policy” included elsewhere in this prospectus. Both the A and B lines of credit become due on September 30, 2009 and bear interest at the rate of the LIBOR 1 Month Fixed Rate, plus an additional 1.25 to 1.75 percentage points, depending on our current Funded Debt to EBITDA ratio, as defined in the Credit Facility.

We may use a portion of the net proceeds of this offering for the acquisition of businesses and technologies, although we have no agreements or understandings with respect to any acquisition at this time.

The amounts that we actually expend for these specified purposes may vary significantly depending on a number of factors, including changes in our growth strategy, the amount of our future revenues and expenses, and our future cash flow. As a result, we will retain broad discretion in the allocation of the net proceeds of this offering and may spend the proceeds for any purpose, including purposes not presently contemplated.

Pending the uses described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

A $1 change, up or down, in the midpoint of the range shown on the cover page of this prospectus would change our estimated net proceeds by $             million. Similarly, a change in the number of shares of common stock we sell would increase or decrease our net proceeds. We believe that our intended use of proceeds would not be affected by changes in either our initial public offering price or the number of shares of common stock we sell.

DIVIDEND POLICY

On October 3, 2007, our board of directors declared a cash dividend totaling $14.4 million on our common stock. We currently intend to retain all of our available cash to finance the operation and expansion of our business. We do not intend to declare or pay cash dividends on our capital stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on general economic conditions, our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law, and other factors our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2007:

•	on an actual basis; and

•	on a pro forma as adjusted basis;

•	after giving effect to the -for- stock split with respect to our common stock that will occur prior to the completion of this offering;

•

to reflect the sale of the                          shares of common stock offered by us in this offering at an assumed initial public offering price of $             per share (the midpoint of the range on the cover page of this prospectus);

•	after deducting underwriting discounts and commissions and estimated offering expenses; and

•

the repayment of all outstanding indebtedness under our revolving A and B lines of credit with a portion of the net proceeds of this offering (as described under the heading “Use of Proceeds” included elsewhere in this prospectus).

You should read this information together with our financial statements and the notes to those statements and the information included under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Financial Data” included elsewhere in this prospectus.

	December 31, 2007
	Actual	Pro Forma as Adjusted
	(in thousands)
Cash and cash equivalents	$1,775
Long-term debt, including current portions:
Credit Facility:
Revolving A and B lines of credit	$17,600
Term loan	12,391
Term loan	7,922
Notes payable	2,523
Capital leases	1,652

Total debt	$42,088

Stockholders’ equity:
Common stock, $0.001 par value; authorized 75,000,000 shares; 20,064,145 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma as adjusted	20
Additional paid-in capital	4,212
Retained earnings (capital deficit)	(5,262)

Total stockholders’ equity (capital deficit)	(1,030)

Total capitalization	$41,058

The pro forma as adjusted number of shares of common stock to be outstanding is based on              shares outstanding at December 31, 2007, after giving retroactive effect to the                  -for-                  stock split of our common stock that will occur prior to the completion of this offering, and excludes 1,303,871 options to purchase common stock outstanding as of December 31, 2007 at a weighted average exercise price of $4.71 per share.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Our historical net tangible book value as of December 31, 2007 was $(1.1) million, or approximately $(0.05) per share. Net tangible book value per share represents the amount of stockholders’ equity less the net book value of intangible assets, divided by the number of shares of common stock outstanding at that date.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after completion of this offering. After giving effect to our sale of              shares of common stock in this offering at an assumed initial public offering price of $             per share (the midpoint of the range on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and offering expenses, our pro forma as adjusted net tangible book value as of December 31, 2007 would have been $             per share. This amount represents an immediate increase in net tangible book value of $             per share to existing stockholders and an immediate dilution in net tangible book value of $             per share to purchasers of common stock in this offering, as illustrated in the following table:

Initial public offering price per share		$
Historical net tangible book value per share as of December 31, 2007	($0.05)
Increase per share attributable to new investors

Pro forma as adjusted net tangible book value per share after giving effect to this offering		$

Dilution per share to new investors		$

Assuming the underwriters exercise in full their over-allotment option, our pro forma as adjusted net tangible book value at December 31, 2007 would have been approximately $             per share, representing an immediate increase in pro forma net tangible book value of $             per share to our existing stockholders and an immediate decrease in net tangible book value of $             per share to new investors.

The following table summarizes, as of December 31, 2007, on the pro forma basis described above, the differences between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid, and the average price per share of our common stock paid by existing stockholders, after giving effect to the issuance of              shares of our common stock in this offering at an assumed initial public offering price of $             per share (the midpoint of the range on the cover page of this prospectus), before deducting the estimated underwriting discounts and commissions and offering expenses.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders
New investors
Total

If the underwriters exercise their over-allotment option in full, the number of shares of common stock held by existing stockholders will decrease to              percent of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors will increase to             , or              percent, of the total number of shares of our common stock outstanding after this offering.

The discussion and table above assume no exercise of stock options outstanding and no issuance of shares reserved for issuance under our equity incentive plans. As of February 25, 2008, there were:

•	2,120,521 shares of common stock issuable upon exercise of outstanding options with a weighted average exercise price of $8.68 per share; and

•	an additional 2,101,701 shares reserved for future stock option grants and purchases under our existing equity incentive plans.

SELECTED FINANCIAL DATA

The following table presents our selected financial information, which you should read in conjunction with, and is qualified in its entirety by reference to, our historical financial statements and the notes to those statements and the information included under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The selected financial information set forth below as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006, and 2005 has been derived from our audited financial statements included elsewhere in this prospectus. The selected financial information set forth below as of December 31, 2005, 2004, and 2003 and for the years ended December 31, 2004 and 2003 has been derived from our unaudited financial statements. The unaudited financial statements have been prepared on the same basis as our audited financial statements and include all adjustments consisting of normal recurring accruals that management considers necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not indicative of our future performance.

	Years Ended December 31,
	2007	2006	2005	2004(1)	2003(2)
				(unaudited)
	(in thousands, except per share amounts)
Statement of Operations Data
Revenue	$102,823	$58,425	$30,303	$19,212	$10,703
Cost of revenue	38,941	21,146	12,789	7,167	2,967

Gross profit	63,882	37,279	17,514	12,045	7,736

Operating expenses:
Sales and marketing	16,354	8,581	5,290	3,611	1,760
General and administrative	39,768	17,312	11,653	7,593	3,888

Total operating expenses	56,122	25,893	16,943	11,204	5,648

Income from operations	7,760	11,386	571	841	2,088

Other income (expense):
Interest expense(3)	(2,552)	(209)	(266)	(158)	(11)
Interest income	91	39	2	31	—
Other income (expense), net	704	(214)	(102)	—	—

Total other income (expense)	(1,757)	(384)	(366)	(127)	(11)

Income (loss) before income tax expense	6,003	11,002	205	714	2,077
Provision for income taxes(4)	3,711	3,938	153	971	—

Net income (loss)	$2,292	$7,064	$52	$(257)	$2,077

Net income (loss) per share:
Basic	$0.11	$0.35	$0.00	$(0.01)	$0.10
Diluted	$0.11	$0.35	$0.00	$(0.01)	$0.10
Weighted average common shares outstanding:
Basic	20,065	20,071	20,099	20,109	20,000
Diluted	20,603	20,160	20,099	20,109	20,000
Cash dividends per share	$0.72	—	—	—	—

(1)	Effective January 1, 2004, Bostwick Laboratories of Virginia, LLC; Gastrocor, LLC; Dermatocor, LLC; Bostwick Laboratories of America, LLC; and QCSciences, LLC were merged into Bostwick Laboratories, Inc. in a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended. All net assets and membership interests were exchanged for common stock of Bostwick Laboratories, Inc. With the exception of Bostwick Laboratories of Virginia, LLC, no substantial activity was conducted in these merged companies.
(2)	Financial information presented as of and for the year ended December 31, 2003 is for Bostwick Laboratories of Virginia, LLC. Effective January 1, 2004, Bostwick Laboratories of Virginia, LLC and certain other companies were merged into Bostwick Laboratories, Inc.
(3)	Includes unrealized loss of $1.3 million related to interest rate swap agreement in 2007.
(4)	2003 results do not include a tax provision due to the company’s LLC status that year. The tax provision for 2004 includes amounts recorded to reflect the company’s conversion from an LLC to a C corporation (taxable entity).

	December 31,
	2007	2006	2005	2004(1)	2003(2)
			( u n a u d i t e d )
	(in thousands)
Balance Sheet Data
Cash and cash equivalents	$1,775	$1,203	$645	$0	$130
Working capital	4,621	3,460	(670)	(476)	13
Total assets	56,303	17,975	13,131	7,881	5,039
Long-term debt, including capital leases and current portion	42,088	1,469	6,059	2,694	1,314
Total stockholders’ equity (capital deficit)	(1,030)	8,123	1,094	1,120	1,107

(1)	Effective January 1, 2004, Bostwick Laboratories of Virginia, LLC; Gastrocor, LLC; Dermatocor, LLC; Bostwick Laboratories of America, LLC; and QCSciences, LLC were merged into Bostwick Laboratories, Inc. in a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended. All net assets and membership interests were exchanged for common stock of Bostwick Laboratories, Inc. With the exception of Bostwick Laboratories of Virginia, LLC, no substantial activity was conducted in these merged companies.
(2)	Financial information presented as of and for the year ended December 31, 2003 is for Bostwick Laboratories of Virginia, LLC. Effective January 1, 2004, Bostwick Laboratories of Virginia, LLC and certain other companies were merged into Bostwick Laboratories, Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should review the section entitled “Risk Factors” of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a specialized anatomic pathology laboratory service provider. We are a leader in urologic anatomic pathology, with expertise and a growing presence in the gynecology, gastroenterology, and nephrology sectors of the anatomic pathology services market. We use advanced technologies to deliver accurate and comprehensive diagnostic reports, in what we believe to be industry-leading turn-around times, providing physicians with the ability to make informed treatment decisions with their patients. Our service-focused business model is built on the specialized expertise of our veteran pathologists, an experienced sales force, and client service teams. We were organized in 1999 and have grown our business significantly over the last three years, driven largely by the expansion of our urology anatomic pathology business. As a result, the number of our employees has grown from 142 at the end of 2005 to more than 750 as of December 31, 2007. Furthermore, over the last two years, we have grown by expanding into three additional anatomic pathology specialties.

The following describes the most significant items in our statements of operations and the material factors that affect them.

Revenues

Substantially all of our revenues consist of payments or reimbursements for specialized diagnostic services rendered to referring physicians. Revenues are affected mainly by changes in accession volume, reimbursement rates, and payor mix. Accessions are measured as the number of patient cases, and each accession may include multiple test requisitions. Accession volume varies from period to period based on the number of referring physicians and the frequency of their ordering, the relative mix of the referring physicians’ anatomic pathology specialties, and the type and number of tests ordered. Accession volume is also affected by seasonal trends and generally declines during the year-end holiday period and other major holidays. Furthermore, adverse weather conditions, such as excessively hot or cold spells or other extreme conditions, can influence the number of accessions sent to our laboratories. For the year ended December 31, 2007, we significantly increased our sales force, which drove more physician relationships and increases in accession volume and revenues. Accessions have been increasing at an average annual rate of approximately 83 percent over the past three years.

While revenues per accession can be a useful measure of productivity, particularly in the case of clinical laboratories focused on automated high volume, lower revenue per test services, we believe that it is less appropriate as a performance measure for companies that, like ours, are more focused on higher-margin specialized diagnostic tests. For example, as a result of the greater degree of complexity and sophistication in anatomic pathology services, 2007 Medicare reimbursement rates for the anatomic pathology services we perform are between $25 and $1,500 per test, versus $7 to $23 for clinical pathology services. Our revenues per accession vary by anatomic pathology specialty and by test within each specialty, based on the average reimbursement per test and the number and type of tests performed. Although we believe that our specialty focus positions us to increase market share and revenues per accession in each of our business lines, our sales and marketing focus is primarily directed at maximizing profitability. To achieve long-term growth in profitability, we may offer diagnostic services with lower revenues per accession if they provide a platform for selling higher-margin laboratory services where we have a clear competitive advantage.

We typically bill on a fee-for-service basis based on negotiated fee schedules. Reimbursement under Medicare for specialized diagnostic services is subject to a Medicare physician fee schedule, and to a lesser degree, a clinical laboratory fee schedule, both of which are updated annually. Fees billed to private insurers are based on our patient fee schedule, subject to any limitations on fees negotiated with the applicable private insurer. Payment schedules negotiated with private insurers under contract are typically lower than reimbursement rates for governmental payors and out-of-network private insurers. Services performed as an out-of-network provider comprised 17.0 percent of our 2007 revenues. Physicians are generally billed based on a negotiated fee-for-service schedule. Payments from patients include copayments and deductibles under the patient’s commercial insurance coverage, which are billed based on whether we are an in- or out-of-network provider, and payments for service by uninsured patients are based on our fee schedule. We expect to face continuing pressure on reimbursement rates as government payors and private insurers have taken steps and may continue to take steps to control the cost, use, and delivery of health care services, including pathology laboratory services. Changes in payor mix would lead to corresponding changes in revenues based on the differences in repayment schedules and reimbursement rates.

Compliance with applicable laws and regulations, as well as internal policies and procedures, adds further complexity and costs to our operations. Furthermore, we are generally obligated to bill in the specific manner prescribed by each governmental payor and private insurer, who may each have different billing requirements. Reimbursements for anatomic pathology services are received from governmental payors, such as Medicare and Medicaid; private insurance, including managed care organizations and commercial payors; and private payors, such as physicians and individual patients. For the year ended December 31, 2007, we derived 50.9 percent of revenues from private insurance, including managed care organizations and other commercial payors; 42.2 percent of revenues from Medicare and Medicaid; and 6.9 percent from other private payors, including physicians, individual patients, and clinical trials revenue.

In most cases we provide both the technical slide preparation and professional diagnosis, although we also fulfill requests from physicians for only one service or the other. If a physician requires only the slide preparation, we prepare the slide and then return it to the referring physician for assessment and diagnosis. We also derive revenues from anatomic pathology services related to clinical trials.

Cost of Revenues

Cost of revenues consists of the compensation and fringe benefits of pathologists, laboratory technicians, and other support personnel, outside laboratory costs, laboratory supplies, shipping and distribution costs, and depreciation and other costs related to our laboratory facilities.

Cost of revenues generally increases with accession volume and reflects the additional medical and other staff, equipment, and systems needed to process the increased volume and maintain client service levels. Approximately 50 percent of our cost of revenues is attributable to compensation and benefits for our laboratory personnel. We expect our cost of revenues will continue to increase commensurate with revenue growth.

While management considers cost of revenues per accession to be one measure of service efficiency, costs per accession vary by anatomic pathology specialty and by test within each specialty. Key factors that affect cost of revenues per accession are the average reimbursement per test and the number and types of tests typically performed in a particular anatomic pathology specialty.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of compensation, fringe benefits, and related travel costs for field-based sales representatives. We expect sales and marketing expenses to increase as we hire additional sales representatives to increase our market share in our gynecology, gastroenterology, and nephrology pathology businesses. As our brands become more recognized, we believe the time it takes our sales force to establish new client relationships will decrease and sales and marketing expense as a percentage of revenue will decrease.

General and Administrative Expenses

General and administrative expenses include third-party billing, rent, insurance, professional fees, and depreciation and other costs related to supporting operations, including our corporate headquarters. General and administrative expenses also include finance, human resources, information technology, and other administrative functions that primarily consist of compensation and fringe benefits. The largest portion of general and administrative expense is compensation. In addition, bad debt expense is included in general and administrative expenses.

Accounts Receivable

The collectibility of receivables is directly linked to the quality of billing processes, most notably those related to obtaining correct information in order to bill for the services we provide, and we regularly assess the state of billing operations in order to identify issues that may impact collectibility of receivables or allowance estimates. There has historically been little to no collection risk on payments from government payors and private insurance, provided they have been billed using accurate and complete information prior to the established contractual filing deadline. If there has been a delay in billing, we determine if the amounts in question will likely go past the filing deadline, and if so, we reserve accordingly. Credit risk and ability to pay are more of a consideration for private payors.

We continually strive to improve billing and collection efforts, which have included outsourcing our billing in 2005 and increasing the number of dedicated billing and collections personnel. To assess our efforts, we monitor the Daily Sales Outstanding, or DSO, of accounts receivable, which we calculate as ending net accounts receivable divided by average daily charge. Average daily charge is calculated by adding the current month’s charges plus the previous two months’ charges and dividing by 91 (three months). DSO has decreased to an average of 46.9 days at December 31, 2007 from an average of 49.0 days at December 31, 2006. We have a contract with McKesson Corporation to perform almost all of our billing and collection services.

Allowance for Doubtful Accounts

An allowance for doubtful accounts for estimated uncollectible amounts due from our payors is recorded at the same time revenues are recognized. The process for estimating the collection of receivables associated with our specialized diagnostic services involves significant assumptions and judgments. The allowance for doubtful accounts is adjusted periodically, based upon an evaluation of historical collection experience with specific payors and other relevant factors. The realization cycle for certain governmental payors and private insurance can be lengthy, involving denial, appeal and adjudication processes. Most of our bad debt expense results from the failure of patients to pay their bills, including copayments and deductibles.

Results of Operations

Comparison of the Years Ended December 31, 2007 and 2006

Revenues

Revenues increased 76.0 percent to $102.8 million for the year ended December 31, 2007 from $58.4 million for the year ended December 31, 2006, primarily due to accession volume increases of 82.6 percent. In 2007, we analyzed approximately 291,000 accessions, or cases, as compared to approximately 159,000 accessions in 2006. Accession volume increased as a result of gaining market share in our core urology business and our new gynecology, gastroenterology, and nephrology testing businesses. We substantially increased the size of our sales force, enabling us to penetrate more accounts over a wider geographic area, increase our client base, and concentrate sales representatives on in-person client visits.

Revenues per accession decreased 3.6 percent, driven primarily by a greater proportion of services that have lower reimbursement rates, particularly in the gynecology testing business, as compared to our core urology business.

Our diagnostic testing services accounted for substantially all 2007 revenues.

	Years Ended December 31,
	2007	2006	% Change
Revenues (in thousands)	$102,823	$58,425	76.0%
Number of accessions	290,780	159,243	82.6%
Revenues per accession	$353.61	$366.89	(3.6)%

Cost of Revenues

Cost of revenues for the year ended December 31, 2007 increased 84.2 percent to $38.9 million from $21.1 million for the year ended December 31, 2006, primarily due to our increased volume of accessions. As a percentage of revenues, cost of revenues increased slightly as we added laboratory personnel to support continued revenue growth and opened new facilities in New York, Virginia, and Arizona and hired more pathologists.

	Years Ended December 31,
	2007	2006	% Change
Cost of revenues (in thousands)	$38,941	$21,146	84.2%
Cost of revenues as a percent of revenues	37.9%	36.2%
Number of accessions	290,780	159,243	82.6%
Cost of revenues per accession	$133.92	$132.79	0.9%

Sales and Marketing Expenses

Sales and marketing expenses increased to $16.4 million for the year ended December 31, 2007 from $8.6 million for the comparable period in 2006. The increase of $7.8 million, or 90.6 percent, was primarily due to an increase in personnel-related costs, including salaries and benefits, sales commissions, travel, and additional marketing expense in support of our new lines of business. Personnel-related cost increases resulted from the increased number of sales representatives and marketing personnel that we hired to drive and support revenue growth. As a percentage of revenues, sales and marketing expenses increased to 15.9 percent of revenue in 2007 from 14.7 percent of revenue in 2006. Sales and marketing expenses increased as a percent of revenue in 2007 as a result of the expansion of our sales force during the last six months of the year and the time required for our new sales representatives to become productive. A typical sales representative begins producing revenue after an initial training period of approximately 30 days and, within six months, is producing revenues at levels at which we expect.

	Years Ended December 31,
	2007	2006	% Change
Sales and marketing expenses (in thousands)	$16,354	$8,581	90.6%
Sales and marketing expenses as a percent of revenues	15.9%	14.7%

General and Administrative Expenses

General and administrative expenses increased to $39.8 million for the year ended December 31, 2007 from $17.3 million for the comparable period in 2006. The increase of $22.5 million, or 129.7 percent, was primarily due to increases in personnel-related costs, including wages, payroll taxes, benefits, and non-cash stock-based compensation expense; provision for doubtful accounts; and professional fees, insurance, and billing services. Personnel costs increased as a result of the total general and administrative headcount increasing from 2006 to 2007 in support of revenue growth.

As a percentage of revenues, general and administrative expenses increased to 38.7 percent of revenue in 2007 from 29.6 percent of revenue in 2006. General and administrative expenses increased as a percentage of revenue in 2007 primarily as a result of an increase in our bad debt expense, hiring additional personnel to support our growth, and non-cash stock-based compensation expense. Our bad debt expense as a percentage of revenues increased to 7.4 percent in 2007 from 2.9 percent in 2006, primarily due to a change in estimating the allowance for doubtful accounts and contractual adjustments.

	Years Ended December 31,
	2007	2006	% Change
General and administrative expenses (in thousands)	$39,768	$17,312	129.7%
General and administrative expenses as a percent of revenues	38.7%	29.6%

Interest Expense

Interest expense for the year ended December 31, 2007 increased to $2.6 million from $0.2 million for the year ended December 31, 2006, partially due to higher outstanding borrowings under our financing facilities, as well as new mortgages incurred to purchase laboratory facilities during the year. During the second half of 2007, we increased borrowings by approximately $17 million to fund a stockholder dividend and ongoing operating expenses. Interest expense related to these borrowings was approximately $0.2 million. The remaining $1.0 million of interest expense relates to new mortgages pertaining to the purchase of laboratory facilities in New York and Arizona.

Interest expense for the year ended December 31, 2007 also reflects non-cash expense associated with interest rate swap agreements with Bank of America, N.A. in connection with the financing of our New York and Arizona facilities. Under FAS 133, we did not qualify for hedge accounting treatment, and, as a result, the changes in the market value of the hedge of approximately $1.3 million are recorded directly to interest expense.

Interest Income

Interest income primarily consists of interest earned on cash and cash equivalents. We expect interest income to increase as the cash generated by operating activities increases, and as we invest the net proceeds from this offering.

Interest income for the year ended December 31, 2007 increased 133.0 percent to $0.1 million from $0.0 million for the year ended December 31, 2006, primarily due to increased cash balances invested in cash equivalents.

Income Taxes

Our effective tax rate was 61.8 percent in 2007 and 35.8 percent in 2006. The increase in the effective tax rate is primarily due to non-cash stock-based compensation expense, which is not deductible for tax purposes. Excluding non-cash stock-based compensation expense, which was non-deductible for the purposes of determining taxable income, our effective tax rate for 2007 would have been 41.8 percent.

Other Income

Other income includes $0.3 million received in a sub-lease of our New York office space that expired during 2007.

Comparison of the Years Ended December 31, 2006 and 2005

Revenues

Revenues almost doubled to $58.4 million for the year ended December 31, 2006 from $30.3 million for the year ended December 31, 2005 due to accession volume increases of 83.3 percent. Our accession volume increased as a result of further market penetration in our urology business, the launch of our gynecology testing business, and increased productivity of our sales force. Revenues per accession increased 5.2 percent, primarily as a result of a greater mix of higher-revenue testing services.

	Years Ended December 31,
	2006	2005	% Change
Revenues (in thousands)	$58,425	$30,303	92.8%
Number of accessions	159,243	86,875	83.3%
Revenues per accession	$366.89	$348.81	5.2%

Cost of Revenues

Cost of revenues for the year ended December 31, 2006 increased 65.3 percent to $21.1 million from $12.8 million for the year ended December 31, 2005, reflecting increased volume of accessions. As a percentage of revenues and on a per accession basis, cost of revenues decreased as we exploited available capacity in laboratory infrastructure and personnel.

	Years Ended December 31,
	2006	2005	% Change
Cost of revenues (in thousands)	$21,146	$12,789	65.3%
Cost of revenues as a percent of revenues	36.2%	42.2%
Number of accessions	159,243	86,875	83.3%
Cost of revenues per accession	$132.79	$147.21	(9.8)%

Sales and Marketing Expenses

Sales and marketing expenses increased to $8.6 million for the year ended December 31, 2006 from $5.3 million for the comparable period in 2005. The increase of $3.3 million, or 62.2 percent, was primarily due to increases in personnel-related costs, including salaries and benefits, sales commissions, travel, and additional marketing expenses in support of our new lines of business. Personnel-related cost increases were due to the increased number of sales representatives, sales managers, and marketing personnel that we hired to drive and support revenue growth. As a percentage of revenues, sales and marketing expenses decreased to 14.7 percent of revenue in 2006 from 17.5 percent of revenue in 2005. Sales and marketing expenses decreased as a percentage of revenues, mostly driven by increased sales force productivity.

	Years Ended December 31,
	2006	2005	% Change
Sales and marketing expenses (in thousands)	$8,581	$5,290	62.2%
Sales and marketing expenses as a percent of revenues	14.7%	17.5%

General and Administrative Expenses

General and administrative expenses increased to $17.3 million for the year ended December 31, 2006 from $11.7 million for the comparable period in 2005. The increase of $5.6 million, or 48.5 percent, was primarily due to increases in personnel-related costs including salaries and benefits, professional fees, rent, depreciation, and billing services. Personnel costs increased as a result of headcount increases in support of revenue growth. As a percentage of revenues, general and administrative expenses decreased in 2006 due to our revenues growing at a faster rate than our general and administrative expenses.

	Years Ended December 31,
	2006	2005	% Change
General and administrative expenses (in thousands)	$17,312	$11,654	48.5%
General and administrative expenses as a percent of revenues	29.6%	38.5%

Income Taxes

For the year ended December 31, 2006, we had federal and state expenses of $3.9 million. Our effective tax rate was 35.8 percent in 2006 and 74.8 percent in 2005. The decrease in the effective tax rate in 2006 was primarily due to the non-deductibility of meals and entertainment expense for the purpose of determining taxable income in 2005.

Liquidity and Capital Resources

Since inception, we have primarily financed operations through our revenues and long-term and short-term debt financings.

Our Credit Facility consists of revolving A and B lines of credit and a term loan. Our A line of credit provides us with approximately $16 million of borrowing capacity as of December 31, 2007, subject to advances already taken. The maximum amount we can borrow under the A line of credit will steadily decrease through July 2009 when the amount available will stabilize at approximately $10 million. Our B line of credit provides us with approximately $3 million, subject to advances already taken. The Credit Facility also provides for a $12.8 million term loan, which expires February 15, 2017. The Credit Facility is secured by all of our assets, including inventory, accounts receivable, and general intangibles, and all collateral, as that term is defined in the security agreement entered into in connection with the Credit Facility. Additionally, the B line of credit and the term loan are secured with a leasehold interest in our New York property. As of December 31, 2007, $17.6 million in principal remained outstanding under the A and B revolving lines of credit.

Our Term Loan consists of an approximately $8 million term loan, maturing August 30, 2017. In connection with this Term Loan, we granted a security interest in all of our assets, including inventory, accounts receivable, and general intangibles, and all collateral, as that term is defined in the security agreement entered into in connection with the Term Loan. It is also secured by a deed of trust for our Arizona property.

Both the Credit Facility and the Term Loan contain covenants regarding minimum fixed charge coverage and maximum funded debt to EBITDA. The Credit Facility requires that we maintain on a consolidated basis a Fixed Charge Coverage Ratio of at least 1.25 to 1.00 and a ratio of Funded Debt to EBITDA not to exceed 2.00 to 1.00 through September 30, 2008, and thereafter 1.75 to 1.00. The Term Loan requires that we maintain a Fixed Charge Coverage Ratio of at least 1.50 to 1.00 and a ratio of Funded Debt to EBITDA not to exceed 2.00 to 1.00. As of December 31, 2007, we were in compliance with these covenants. Upon the occurrence of an event of default, including a material adverse effect (as defined in each of these loan agreements), Bank of America, N.A. may declare all outstanding amounts due and payable.

In addition, we entered into various equipment loans totaling $2.6 million under a Master Loan and Security Agreement, dated April 12, 2007, with Banc of America Leasing & Capital, LLC to finance the purchase of laboratory equipment. The equipment loans are generally payable in monthly installments of principal and interest over a period of 60 months. In connection with our equipment loans, we granted a security interest in all of the interests related to the equipment financed. Below is a summary of our borrowings under our various loan agreements with Bank of America as of December 31, 2007 (amounts in millions):

	Outstanding Balance	Interest Rate		Available Credit		Latest Maturity Date
Revolving A and B lines of credit	$17.6	LIBOR + 1.25 – 1.75%		$2.4	(1)	9/30/2009
Credit Facility term loan	12.4	5.53	%(2)			2/15/2017
Term Loan	7.9	5.33	%(2)	—		8/30/2017
Equipment loans	2.5	5.90%		—		12/26/2013
Capital leases	1.7	7.5%		—		9/30/2012

Total:	$42.1			$2.4

(1)	Available credit under the revolving lines of credit expires on September 30, 2009 and is subject to annual renewal.
(2)	Pursuant to interest rate swap agreements entered into with Bank of America in 2007.

In January 2008, we acquired a laboratory facility in Nashville, Tennessee. We financed most of the $2 million purchase price by issuing a Balloon Promissory Note to GE Commercial Finance Business Property Corporation, which we refer to as the GE Note. The principal amount of the GE Note is approximately $1.8 million and interest accrues at a rate of 7.26 percent annually. The GE Note will mature on February 1, 2018 and is secured, in part, by the Nashville laboratory facility.

As of December 31, 2007, we had $1.8 million in cash and cash equivalents, primarily in money market funds. We have established guidelines relating to diversification of our investments to preserve principal and maintain liquidity.

Our primary source of cash is the collection of receipts on accounts receivable for services rendered. Aside from growth in revenues, net cash collections of accounts receivable are impacted by the efficiency of cash collections process, as measured by the change in DSO, which can vary from period to period depending on the payment cycles and the mix of payors. Our DSO decreased to an average of 46.9 days at December 31, 2007 from an average of 49.0 days at December 31, 2006.

Our primary uses of cash are to fund our operations, service debt, and acquire property and equipment. Cash used to fund our operations excludes the impact of non-cash items, such as the allowance for doubtful accounts, depreciation, and non-cash stock-based compensation, and is impacted by the timing of our payments of accounts payable and accrued expenses and collections of accounts receivable. Debt service primarily consists of principal and interest payments on outstanding debt. As of December 31, 2007, the outstanding balance on our revolving A and B lines of credit with Bank of America, N.A. was $17.6 million, and we expect to repay this debt with the net proceeds from this offering. Acquisitions of property and equipment primarily consist of purchases of laboratory equipment, computer hardware and software, and facility improvements.

As of December 31, 2007, we had working capital of $4.6 million. We expect to continue to spend substantial amounts of capital to grow our business. We believe the net proceeds from this offering, together with cash from operations, will be sufficient to fund our capital requirements through 2010. We estimate the costs associated with increasing our personnel to be approximately $     million and the costs associated with expanding our laboratory and information technology infrastructure to be approximately $     million.

Operating Activities

Net cash provided by operating activities during the year ended December 31, 2007 was $5.5 million and consisted of net income of $2.3 million, plus $7.6 million of provision for doubtful accounts, $3.1 million of provision for non-cash stock-based compensation, $2.4 million for depreciation, $1.5 million decrease in prepaid expenses, $0.5 million of deferred taxes, and $6.4 million increase in accounts payable and $0.1 increase in other working capital; offset by $17.6 million increase in accounts receivable and $0.8 million increase in other receivables. The increase in accounts receivable during 2007 was a result of revenue growth. The growth in accounts payable and accrued liabilities during 2007 was a result of increases in overall spending in support of our revenue growth.

Net cash provided in operating activities during the year ended December 31, 2006 was $8.1 million and consisted of net income of $7.1 million, plus $1.7 million for the provision for doubtful accounts, $1.7 million of depreciation, $1.2 million of deferred taxes and $1.4 million increase in accounts payable; offset by an increase in accounts receivable of $4.3 million, $0.7 million increase in prepaid expenses, and $0.1 million increase in other working capital.

Net cash used in operating activities during the year ended December 31, 2005 was $0.03 million and consisted of net income of $0.05 million, plus $1.8 million for the provision for doubtful accounts, $1.2 million of depreciation, $1.4 million increase in accounts payable, offset by an increase in accounts receivable of $3.7 million, $0.7 million increase in prepaid expenses, $0.3 million increase in other receivables, and $0.1 million increase in other working capital.

Investing Activities

Net cash used in investing activities during the year ended December 31, 2007 consisted of $29.7 million of purchases of property and equipment and ground lease rights. The purchase of properties consists of $14.7 million for a 75,000 square foot building located in Uniondale, New York and $9.6 million for a 75,000 square foot building located in Tempe, Arizona. The purchases of equipment during 2007 consists of $0.9 million related to computer equipment and software, $3.8 million related to laboratory equipment, $0.6 million related to furniture, and $0.1 million related to leasehold improvements. The computer equipment and software primarily consisted of servers, desktops, laptops, and related software in support of our headcount growth across all functional areas. The laboratory equipment primarily consisted of electron microscopes and other analysis equipment for our new laboratories in New York and Arizona.

Net cash used in investing activities of $2.3 million during the year ended December 31, 2006 consisted of $1.8 million for laboratory equipment, $0.3 million related to computer equipment and software, equipment and $0.2 million related to furniture and other. The computer equipment and software primarily consisted of servers, desktops, laptops and related software in support of our headcount growth across all functional areas. The laboratory equipment primarily consisted of an electron microscope and other laboratory analysis equipment. There were no purchases of property in 2006.

Net cash used in investing activities during the year ended December 31, 2005 was $1.8 million and consisted of $1.4 million for laboratory equipment, $0.2 million for computer equipment and software and $0.2 million related to other. The laboratory equipment primarily consisted of analysis equipment. The computer equipment and software primarily consisted of telecommunications equipment and related software and other computer equipment in support of our headcount growth across all functional areas.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2007 was $24.9 million and consisted of proceeds of $23.1 million from the issuance of notes payable related to mortgages on land and property, and net borrowings of $17.6 million from lines of credit, offset by $14.4 million in cash dividends, $1.2 million for principal payments on notes payable and capital lease obligations, $0.1 million for stock option redemptions, and $0.1 million for capitalized stock offering costs.

Net cash used in financing activities for the year ended December 31, 2006 was $5.2 million and consisted of repayments of $3.0 million on lines of credit and principal payments of $2.8 million on capital lease obligations, offset by net proceeds of $0.6 million from notes payable.

Net cash provided by financing activities for the year ended December 31, 2005 was $2.4 million and consisted of $3.1 million of net proceeds from lines of credit, offset by $0.6 million in reductions in capital lease obligations and $0.1 million in stock option redemptions.

Contractual Obligations and Commitments

The following table sets forth our long-term contractual obligations and commitments as of December 31, 2007 (in thousands):

	Payments Due by Period
Contractual obligations	2008	2009	2010	2011	2012	Beyond	Total
Revolving A and B lines of credit	$1,600	$16,000	—	—	—	—	$17,600
Term loans	1,295	1,383	1,478	1,581	1,644	15,455	22,836
Capital lease obligations	583	534	353	292	91	—	1,853
Operating lease obligations	2,130	2,186	1,334	826	—		6,476

Total	$5,609	$20,103	$3,165	$2,699	$1,735	$15,455	$48,764

We are also contractually obligated to pay interest on the above debt obligations. Such interest has not been reflected in the above table.

From time to time, we may enter into contracts with suppliers, manufacturers, and other third parties under which we may be required to make minimum payments. The table above does not reflect any future obligations that may arise due to the establishment of additional laboratory facilities, including facility leasing costs, tenant improvements, and other facility startup and infrastructure costs.

Quantitative and Qualitative Disclosures About Market Risk

Cash and cash equivalents as of December 31, 2007 consisted primarily of cash and money market funds. Our primary exposure to market risk is interest expense sensitivity due to the impact on swap values, relating to our swap agreement discussed below, which is affected by changes in the general level of U.S. interest rates. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from investments without significantly increasing risk. In general, money market funds are not subject to market risk because the interest paid on such funds fluctuates with the prevailing interest rate. The revenues and expenses, including compensation and lease payments, for our London, England laboratory are denominated in pounds sterling. As the pounds sterling exchange rate changes, the U.S. equivalent of revenues and expenses denominated in foreign currencies changes accordingly. We have not historically hedged this risk, as the revenues and expenses from the London laboratory are not significant.

In addition, our earnings are affected by changes in variable interest rates related to an interest rate swap agreement. We entered into the interest rate swap agreement in connection with financing the purchase of our New York and Arizona facilities. We do not enter into interest rate swap agreements, or other derivative financial instruments, for trading or speculative purposes. We periodically review our exposure to interest rate fluctuations and access strategies to manage our exposure.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements.

Critical Accounting Policies and Estimates

Our financial statements have been prepared in conformity with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, expenses, and related disclosures. Actual results could differ from those estimates.

We believe the following accounting policies are critical to the preparation of our financial statements. For a summary of all of our accounting policies, including the policies discussed below, see our financial statements and the related notes included elsewhere in this prospectus.

Revenue Recognition

We recognize revenues in accordance with Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition, when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectibility of the resulting receivable is reasonably assured.

Our specialized diagnostic services are performed based on a written test requisition form and revenues are recognized once the diagnostic services have been performed, the results have been delivered to the ordering physician, and the payor has been identified. These diagnostic services are billed to various payors, including Medicare, commercial insurance companies, and individuals. We report revenues from contracted payors, including Medicare and Medicaid, certain insurance companies, and certain health care institutions, including university hospitals, based on the contractual rate, or in the case of Medicare, the published fee schedules. We report revenues from non-contracted payors, including certain insurance companies and individuals, based on the amount expected to be collected. The difference between the amount billed and the amount expected to be collected from non-contracted payors is recorded as a contractual allowance to arrive at revenues. The expected revenues from non-contracted payors are based on the historical collection experience of each payor. In each reporting period, we review historical collection experience for non-contracted payors and adjust expected revenues for current and subsequent periods accordingly. Adjustments to the estimated receipts, based on final settlement with the third-party payors, are recorded as an adjustment to revenues when revenue is recognized. During the years ended December 31, 2005, 2006, and 2007, we did not make any significant adjustments to original revenue estimates for prior periods.

Allowance for Doubtful Accounts

An allowance for doubtful accounts for estimated uncollectible amounts due from our payors is recorded at the same time revenues are recognized. The process for estimating the collection of receivables associated with our specialized diagnostic services involves significant assumptions and judgments. Specifically, the allowance for doubtful accounts is adjusted periodically, based upon an evaluation of historical collection experience with specific payors and other relevant factors. The realization cycle for certain governmental payors and private insurers can be lengthy, involving denial, appeal, and adjudication processes, and are subject to periodic adjustments that may be significant. Provision for doubtful accounts is charged to general and administrative expense. Accounts receivable are written off as uncollectible and deducted from the allowance after appropriate collection efforts have been exhausted.

Prior to writing off an account receivable, in accordance with applicable regulatory requirements, we make reasonable and appropriate efforts to collect accounts receivable, including deductible and coinsurance amounts, in a consistent manner for all payor classes. We have established collection processes, including: an automated process for identifying past due accounts; specific follow-up activities at scheduled intervals; and monitoring of collection activities. Uncollectible account balances for all payor classes are generally written off after remaining unpaid for a period of ten months.

The following table sets forth our outstanding accounts receivable balances by aging category for each major payor source as of December 31, 2007 (in thousands):

	<60 Days	61-120 Days	121-180 Days	>181 Days	Total
Medicare/Medicaid	$8,500	$2,800	$700	$400	$12,400
Private insurance	9,600	1,900	1,300	1,300	14,100
Physicians	1,200	1,300	500	300	3,300
Self-pay	1,600	500	300	100	2,500

Total accounts receivable	$20,900	$6,500	$2,800	$2,100	32,300

Less: Allowances for doubtful accounts					(4,401)
Contractual adjustments					(11,578)

Accounts receivable, net					$16,321

Income Taxes

We account for income taxes utilizing the asset and liability method, in accordance with Statement of Financial Accounting Standards, or SFAS, No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax loss carryforwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income or expense in the period that includes the enactment date. Future tax benefits are recognized to the extent that realization of such benefit is more likely than not.

In June 2006, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109, or FIN No. 48. FIN No. 48 establishes a single model to address accounting for uncertain tax positions. FIN No. 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN No. 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

We adopted the provisions of FIN No. 48 on January 1, 2007. The adoption of FIN No. 48 did not result in an adjustment to retained earnings and we recognized no interest or penalties upon the adoption of FIN No. 48.

We are subject to U.S. federal and various state income taxes. We are also generally subject to U.S. federal and state income tax examinations. We are not currently under any Internal Revenue Service tax examinations.

Stock-based Compensation

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payment, or SFAS 123R, using the modified prospective method. SFAS 123R requires stock-based compensation to be measured based on the fair value of the award on the date of grant and the corresponding expense to be recognized over the period during which an employee is required to provide services in exchange for the award. The fair value of each stock option award is estimated using a Black-Scholes option pricing model based on certain assumptions including expected term, risk-free interest rate, stock price volatility, and dividend yield. We calculated the weighted average expected life of options using the method prescribed by Staff Accounting Bulletin, or SAB, No. 107, Share-Based Payment, or SAB No. 107. This decision was based on the lack of relevant historical data due to our limited historical experience. In addition, due to our limited historical data, the estimated volatility also reflects the application of SFAS 123R, incorporating the historical volatility of comparable companies with publicly-available share prices. We derived the risk-free interest rate assumption from the U.S. Treasury’s rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the award being valued. We based the assumed dividend yield on our expectation at the time of the grant of not paying dividends in the foreseeable future. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Prior to adoption of SFAS 123R, we accounted for forfeitures of stock option grants as they occurred.

We granted incentive stock options during the years ended December 31, 2004. During 2004 and 2005, we elected to use the intrinsic value method of accounting as prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, for stock options granted to our employees. This method does not result in the recognition of compensation expense when employee stock options are granted if the exercise price of the option equals or exceeds the fair market value of the stock at the date of grant. If we had implemented SFAS 123R in 2004, the financial impact to the financial statements would have been immaterial. As a result of the adoption of SFAS 123R, non-cash stock-based compensation expense of $289,467 was recorded in 2007 in connection with the stock options issued in 2004, which became fully vested in 2008. We issued no stock options during 2005 and 2006.

We also granted incentive stock options during the year ended December 31, 2007, resulting in non-cash stock-based compensation expense related to those grants of $2.8 million. The fair value of each option on the date of grant was estimated using the assumptions described in the table below:

Year Ended December 31, 2007
Employee stock options granted	1,280,840
Risk-free interest rate	4.61%
Dividend yield	0%
Expected life of options (years)	5.0
Volatility	49.3%

The weighted-average grant date fair value per share of employee stock options granted during the year ended December 31, 2007 was $2.55.

The exercise price for all stock options granted was at the estimated fair value as determined on the date of grant by our board of directors. Given the absence of an active market for our common stock, our board of directors was required to estimate the fair value of our common stock at the time of each grant. Our board of directors considered objective and subjective factors in determining the estimated fair value of our common stock on each option grant date. At the grant dates in 2004 and 2007 our common stock was allocated a value of $2.50 and $5.24, respectively.

In September 2004 and again in August 2006, our board of directors directed management to prepare an in-depth valuation of our common stock, and the resulting methodology was used to determine the value of our common stock. This valuation used a probability-weighted expected return method that utilized the income approach and the market approach, based on an analysis of our future enterprise values assuming various possible future scenarios including an acquisition, initial public offering or continued operation. This approach is consistent with the methods outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The valuation utilized estimates (under low, middle, and high performance scenarios) of the probability of a potential acquisition, initial public offering or continued operation, the weighted average cost of capital, the discount for lack of control and illiquidity, and the potential multiple on projected revenues under both the acquisition and initial public offering scenarios. In September 2006, our board of directors made a determination that the fair market value of our common stock was $5.24 per share, after taking into consideration the valuation, as well as other factors including our financial performance, the likelihood of achieving a liquidity event for the shares of common stock underlying stock options, such as an initial public offering or acquisition transaction, risks affecting our business, and the lack of marketability of our common stock.

In connection with the preparation of our financial statements for the year ended December 31, 2007 in connection with this offering, we reassessed the fair value of our common stock. We undertook to prepare an in-depth valuation by reviewing each critical estimate in our valuation. Due to the nature of the analysis, we adjusted our original determination of fair market value and related underlying assumptions as a result of increasing the likelihood of a liquidity event in the form of our initial public offering. As a result of the consistent and significant growth of our business, we reduced our estimated weighted average cost of capital and also reduced the discount for incremental lack of control and illiquidity. Our reassessment using our updated analysis resulted in the increase of our common stock value for financial reporting purposes. For periods prior to December 31, 2007, we believe the estimated fair value determinations originally made by our board of directors were appropriate because of the early stage of development of our business and relatively low revenue prior to that time.

There are significant judgments and estimates inherent in the determination of the fair values. These judgments and estimates include determinations of the appropriate valuation methods and, when utilizing a market-based approach, the selection and weighting of appropriate market comparables. For these and other reasons, the fair values used to compute stock-based compensation expense for financial reporting purposes may not reflect the fair values that would result from the application of other valuation methods, including accepted valuation methods for tax purposes. In addition, due to the nature of the analysis, any valuation includes substantial additional information that was not known or reasonably ascertainable at the time of the original valuation determinations, such as the probability of completing an initial public offering, actual performance, ability to obtain required funding, ability to mitigate potential risks and other factors.

Recent Accounting Pronouncements

In July 2006, the FASB issued FIN No. 48, which provides guidance on the measurement, recognition, and disclosure of tax positions taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on de-recognition, classification, interest and penalties, and disclosure. FIN No. 48 prescribes that a tax position should only be recognized if it is more likely than not that the position will be sustained upon examination by the appropriate taxing authority. A tax provision that meets this threshold is measured as the largest amount of benefit that is more likely than not (greater than 50 percent) to be realized upon ultimate settlement. The cumulative effect of applying FIN No. 48 is to be reported as an adjustment to the beginning balance of retained earnings in the period of adoption. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this standard did not have a material impact on our financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS No. 157. SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. While SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, it does not require any new fair value measurements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. In addition, SFAS No. 157 establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Lastly, SFAS No. 157 requires additional disclosures for each interim period within those fiscal years. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those periods. Management does not expect the adoption of SFAS No. 157 to have a material impact on our financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115, or SFAS No. 159. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is expected to expand the use of fair value measurement, which is consistent with the FASB’s long-term measurement objectives for accounting for financial instruments. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. We do not expect the adoption of SFAS No. 159 to have a material effect on our financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised), Business Combinations, or SFAS No. 141(R), which is intended to improve reporting by creating greater consistency in the accounting and financial reporting of business combinations. SFAS No. 141(R) requires that the acquiring entity in a business combination recognize all the assets acquired and liabilities assumed in the transaction and establishes the acquisition-date fair market value as the measurement objective for all assets acquired and liabilities assumed, and requires the acquirer to disclose to investors and other users all of the information that they need to evaluate and understand the nature and financial effect of the business combination. In addition, SFAS No. 141(R) impacts the accounting for transaction and restructuring costs. SFAS No. 141(R) is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The impact of SFAS No. 141(R) on our financial statements will depend on the nature and size of business combinations that we consummate after the effective date.

BUSINESS

Overview

We are a specialized anatomic pathology laboratory focused on the diagnosis of cancer. We are a leader in urologic anatomic pathology, with expertise and a growing presence in the gynecology, gastroenterology, and nephrology sectors of the anatomic pathology market. Using advanced technologies, we deliver accurate and comprehensive diagnostic reports in what we believe to be industry-leading turn-around times, providing physicians with the ability to make informed treatment decisions with their patients. Our service-focused business model is built on the specialized expertise of our pathologists, an experienced specialty sales force, and client service teams. As a result, we build client loyalty and long-term relationships with referring physicians not only through exceptional diagnostic services, but also by frequently communicating about diagnostic innovations, responding to the service needs of physician practices, and offering professional consultations with our pathologists.

Our specialized anatomic pathology business model was developed by our founder and Chief Executive Officer, Dr. David Bostwick, an internationally recognized expert in the field of urology and a former Professor of Pathology and Urology at the Mayo Clinic. We now operate five laboratories located in Virginia, Arizona, New York, Florida, and London, England and employ over 750 medical directors, pathologists, histotechnologists, laboratory technicians, sales representatives, client service associates, and other personnel. In 2007, we analyzed approximately 291,000 accessions as compared to approximately 159,000 accessions in 2006, an increase of 82.6 percent. Our revenues increased 76.0 percent to $102.8 million in 2007 from $58.4 million in 2006. We hold an industry-leading market share in urologic pathology, with 86.8 percent of our 2007 revenues attributable to this specialty.

Market Overview and Opportunity

According to Laboratory Economics, the total U.S. laboratory testing market, consisting of clinical and anatomic pathology as well as esoteric testing services, was estimated to be $50 billion in 2006.

Clinical Pathology. The clinical pathology market generally involves chemical testing and analysis of body fluids using standardized laboratory tests. These tests typically do not require the interpretive expertise of a pathologist and are frequently routine, automated, and performed by large national or regional clinical laboratory companies and hospital laboratories. Medicare reimbursement rates for clinical pathology services are generally between $7 and $23 per test.

Anatomic Pathology. Anatomic pathology involves the diagnosis of cancer and other medical conditions through the examination of tissues (biopsies) and the analysis of cells (cytology) taken from patients. Generally, the anatomic pathology process involves the preparation of slides by trained histotechnologists or cytologists and the review of those slides by anatomic pathologists. Although anatomic pathologists do not treat patients, they establish a definitive diagnosis and may also consult with the referring physician. As a result of the greater degree of complexity and sophistication in anatomic pathology services, 2008 Medicare reimbursement rates for the anatomic pathology services we perform are between $25 and $1,500 per test.

Esoteric Testing. Esoteric testing typically involves unique and complex genetic and molecular diagnostics performed by skilled personnel using sophisticated instruments. As a result, esoteric tests are offered by a limited number of commercial laboratories.

We operate in the outpatient segment of the U.S. anatomic pathology market, which represents approximately $6.2 billion, or 55 percent, of the $11.3 billion total U.S. anatomic pathology market, as estimated by Laboratory Economics. Within the outpatient anatomic pathology market, we serve, among others, the two largest segments: urologic pathology, including prostate cancer biopsies, and gynecological pathology, including cervical cancer screenings, which together account for over 50 percent of the market, or approximately $3.2 billion.

The anatomic pathology market is expected to grow an average of nine percent per year from 2006 to 2010, according to Laboratory Economics. Factors contributing to this growth include:

•	Aging of the U.S. population and increased incidences of cancer; and

•	Medical advancements allowing for earlier diagnosis and treatment of disease.

Based on data reported by Laboratory Economics, the volume of tissue specimens prepared and analyzed by independent laboratories, pathology groups, and physician offices serving the outpatient, or non-hospital, segment of the market is growing faster than the volume processed in the hospital-based segment of the market. We expect this growth to continue due to greater demands for client service and quality, patients’ desire for convenience, and constraints on hospitals’ capital budgets.

Our Competitive Strengths

Service-Focused Business Model

Our business model focuses on patients and physicians. We provide physicians with fast, accurate diagnoses, allowing them to make informed and timely treatment decisions with their patients. Relying on the expertise of our pathologists and our advanced diagnostic technologies and processes, we provide comprehensive patient diagnoses to referring physicians, in what we believe to be industry-leading turn-around times. In addition, we offer physicians some of the most specialized diagnostic technology available, including genetic testing for bladder cancer. We also offer the TruTest , the first test that detects endometrial and cervical cancer, as well as chlamydia, gonorrhea, and Human Papillomavirus, or HPV, all from one specimen. We believe that offering advanced technology, including genetic testing, gives us a competitive advantage by allowing us to more precisely diagnose disease, which provides referring physicians with better information with which to make patient treatment recommendations.

Through our proprietary laboratory information software system, known as Renaissance, and WebDox, its web-based interface, we streamline the diagnostic and reporting process to provide physicians with more comprehensive and timely patient assessments. Renaissance allows us to efficiently track specimens received for diagnosis, integrate the specimens with patient information, and create comprehensive reports following diagnosis. For example, UroPredict, one of our proprietary Renaissance reports, accompanies malignant urology diagnoses and informs physician clients as to the potential risk that a patient’s cancer has spread.

Specialized Anatomic Pathology Divisions

Our anatomic pathology services have historically centered around urology, and our reputation, expertise, and focus on service have earned us a leadership position in the urology pathology market. Our business model was initially developed to provide urologic pathology services by our founder and Chief Executive Officer, Dr. Bostwick, an internationally recognized expert in the field of urology. This business model offers physician clients front-to-back services that are all tailored to his or her specialization. For example, a referring urologist is served by a veteran pathologist, an experienced sales representative, and a dedicated client service representative who are each specialized in urologic pathology.

We have applied this business model when expanding into our other specialized divisions – gynecology, gastroenterology, and nephrology. Each division is organized by anatomic pathology specialty and employs dedicated pathologists, sales representatives, and client service associates who are experienced in that field. We believe this specialized business model differentiates us from our competitors.

Experienced Specialized Pathologists

The practice of anatomic pathology requires a pathologist in making a specific diagnosis, which referring physicians rely on to determine appropriate treatment plans and monitor the effectiveness of treatment. Each of our specialized divisions is led by a medical director who is a recognized expert in his or her field. For example, along with Dr. Bostwick, our urology business is led by Dr. Hillel Kahane, former head of uropathology for Dianon Systems (LabCorp); Gynecor is led by Dr. John Bishop, former Professor and Chairman of Pathology, University of Cincinnati; Nephrocor is led by Dr. William Glass, former Professor and Chairman of Pathology, Eastern Virginia Medical School; and Gastrocor is led by Dr. Vito Santarsieri, former Medical Director of LabCorp of Uniondale, New York. In addition, our Chief Scientific Officer, Dr. Jeff Ross, who also serves as Professor and Chairman of Pathology, Albany Medical Center, has recently joined us to lead our biomarker discovery and research effort. We believe our clients value the significant experience of our medical directors and pathologists.

We employ 30 board-certified, veteran pathologists, with an average of 19 years of pathology experience and credentials from leading academic institutions. Each of our pathologists offers extensive experience in his or her specialized anatomic pathology field, enhancing our reputation with physicians in our specialties. Additionally, our pathologists are available to consult with physicians on patient diagnoses, which we believe builds client loyalty. We believe that the expertise of our pathologists produces more precise and expedited diagnoses, which provides us with a competitive advantage in attracting and retaining clients.

We maintain our competitive advantage by retaining our veteran pathologists. We offer our pathologists competitive compensation, a collegial culture, access to advanced technologies, and the opportunity to work with a respected team of leaders in their field. Since our inception, we have experienced minimal voluntary turnover among our pathologists.

Specialty Sales Teams

Experienced and specialized sales and client service teams are integral to our business model and essential to our success. Our more than 100 sales representatives have an average of ten years of sales experience and five years of diagnostic services sales experience. Consistent with the specialized focus of our divisions and pathologists, each member of our sales force specializes in one of our anatomic pathology markets. By focusing on a single anatomic pathology field, our sales representatives gain significant technical knowledge and a deep understanding of physician practices within their area of expertise. As a result, our sales representatives develop long-lasting, consultative relationships with the referring physicians in the specialties they serve, which improves client service and creates a competitive advantage. Our client service associates also focus on a single specialty and provide dedicated support services. These representatives provide our physician clients and their office staff with a knowledgeable and consistent point of contact within our company, which strengthens our client relationships.

Once a member of our sales team has developed a relationship with a referring physician, retaining that salesperson is significant to our ability to capitalize on the client relationship. We offer our veteran sales force the opportunity to earn higher compensation, primarily through commissions on revenues earned over the duration of a physician client’s account. This structure incentivizes our sales representatives to not only establish new clients but to maintain and enhance relationships with existing clients. Since our inception, we have experienced minimal voluntary turnover among our sales representatives.

Our Growth Strategy

Expand Our Leadership Position in Urologic Pathology

We are a market leader in urologic anatomic pathology, and we will capitalize on our established brand, the expertise of our pathologists, and our service-focused business model to further increase our market share in that field. We intend to solidify our company as the leading urologic specialty laboratory and grow our market share by:

•	marketing our services to new physicians;

•	capturing a greater share of business from our current physician clients; and

•	providing additional services to current clients.

To facilitate our growth in this field, we expect to hire additional urologic pathologists and exploit existing capacity in our current laboratories. We believe our existing laboratories have capacity for significant expansion, and we plan to use that space to accommodate our near-term growth. We also expect to open new laboratories in key regions, with a planned expansion in Tennessee in the first quarter of 2008.

Increase Market Share in Additional Anatomic Pathology Specialties

We intend to increase our market share in gynecology, gastroenterology, and nephrology by continuing to leverage our client service-focused business model, which has allowed us to develop a leadership position in urology. In each of these other existing specialties, our trained and specialized sales force will continue to detail the expertise of our medical directors, the experience of our pathologists, and our focus on physician and patient service to attract additional physician clients. We expect this to strengthen our position in these specialty markets, thus increasing our name recognition and driving continued market share growth. As our diagnostic testing volume in these fields increases over the longer term, we also expect to hire additional specialized pathologists, experienced sales representatives, and client service associates, open new laboratories, and expand our existing laboratory space.

Develop Expertise in New Anatomic Pathology Markets

The specialized laboratory model we have developed and used in our urology business is readily adaptable to other areas of anatomic pathology. We plan to expand into additional anatomic pathology specialties that offer a sizeable market opportunity with favorable growth trends, such as dermatopathology. As with our current divisions, these new divisions will replicate our business model by:

•	relying on the reputation of a renowned medical director to lead the division;

•	employing veteran pathologists with specialized expertise; and

•	developing an experienced sales team focused on the specific market.

Additionally, referring physicians will receive the same superior client service offered by our existing divisions, as well as the benefits of our advanced diagnostic technologies and processes for precise and comprehensive diagnostic reports.

Selectively Pursue Strategic Acquisitions and Collaborations

We also plan to selectively pursue strategic acquisitions and collaborations that will enable us to accelerate our growth. We will seek acquisitions that provide us with access to:

•	new physician and payor relationships, including managed care organizations;

•	key geographic markets through additional laboratory facilities;

•	expertise in complementary anatomic pathology specialties from pathology groups or laboratories already specializing in those fields; and

•	new advanced and proprietary technologies, including biomarkers and genetic tests, that allow us to expand our diagnostic service offerings and maintain our technological advantage.

Our Sales and Marketing Strategy

We believe our sales and marketing approach provides us with an advantage over our competitors. Each of our specialized anatomic pathology divisions has its own sales and marketing team, with its members focused exclusively on that specialty. The specialization of our sales teams, including our client service associates, allows them to develop significant expertise in a key anatomic pathology field and leads to strong consultative relationships with referring physicians and their office staff. The specialization of our marketing teams allows them to follow market trends within their anatomic pathology fields and to translate that information into improved sales and marketing processes.

We focus our marketing and sales efforts on urologists, gynecologists, gastroenterologists, nephrologists, and their office staff. Our sales representatives concentrate on a geographic area based on number of physician clients and prospects, which we identify using several national physician databases that provide address information, patient demographic information, and other data.

At the beginning of a new client relationship, a sales representative will visit a targeted physician’s office and describe in detail our differentiated service offerings, with a focus on the experience of our pathologists, our rapid turn-around times, our comprehensive diagnostic reports, and our client service. Our sales representatives’ focus on our anatomic pathology specialties allows them not only to discuss our specialized diagnostic services, but also to describe pending diagnostic developments and new products and technologies in the practice area.

Once a client relationship is established, our sales representatives provide frequent follow-up sales and service calls to ensure we are continuing to meet physician and office staff needs and expectations and to explore other opportunities for the physician to use our specialized diagnostic services. We believe that the frequency of these sales calls allows our sales representatives to build and enhance strong relationships with our clients, helping us to better understand their needs and develop new service offerings. Periodically, our medical directors accompany members of our sales team to physicians’ offices to provide additional consultation and to further establish professional relationships with referring physicians.

In addition to our sales representatives, our clients and, in particular, their office staff, are supported by dedicated client service teams. These service teams provide our clients with a personal, knowledgeable, and consistent point of contact within our company. Client service associates coordinate the provision of services, ensure testing supplies are replenished, answer administrative and billing questions, and resolve service issues. We believe these additional client contacts greatly enhance client satisfaction and strengthen overall client relationships.

Our Services

By organizing our divisions around key anatomic pathology specialties, our entire process from specimen collection to delivery of our comprehensive patient diagnoses is tailored to the specific needs of our referring physicians.

When a physician takes a specimen from a patient for diagnostic testing, he or she will complete a requisition form (either by hand or electronically, via electronic medical records, or EMR, technology or via WebLynx, our EMR web interface), attach a bar-coded label to each specimen from the requisition, and package the specimen for shipment to us. We supply physicians with pre-addressed packaging for added convenience, set up for guaranteed early morning delivery, allowing us to receive specimens more quickly and reducing turn-

around time. We schedule daily specimen collections for our referring physicians, which creates reliability and convenience and relieves referring physicians of the administrative burden and cost of handling logistical details. Once the specimen has arrived, we scan the bar-coded label on the requisition and enter all pertinent information about the specimen, including patient billing information, into our Renaissance work-flow software. A histotechnologist or cytotechnologist then prepares the specimen for diagnosis. The prepared specimen is sent to one of our pathologists who is experienced in making the diagnosis requested by the physician. After diagnosis, the pathologist uses our Renaissance software to prepare a comprehensive report, which includes any relevant images associated with the specimen. The diagnostic report is then delivered to the physician via WebDox, remote printer, fax or mail. Should the physician have questions, our pathologists are available for consultations. In most cases we provide both the technical slide preparation and professional diagnosis, although we also fulfill requests from physicians for only one service or the other. If a physician requires only the slide preparation, we prepare the slide and then return it to the referring physician for assessment and diagnosis.

Urologic Pathology

Our core specialty is the diagnosis of urologic disease, primarily prostate and bladder cancer. Our urology business was formed in 1999. We derived approximately 42.2 percent of our revenues in 2007 from the preparation and evaluation of prostate biopsies. We routinely cut 12 slices from each biopsy specimen to create optimal sampling for assessment, a considerably greater number than our competitors. We derived approximately 35.0 percent of our revenues in 2007 from the evaluation of non-invasive tests used to detect bladder cancer. The results of our assessments are provided to referring physicians in a comprehensive report, which includes the diagnosis, an analysis and grading of cancer (if present), and a photomicrograph of diseased specimens. Our services include the following sophisticated diagnostic tests:

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UroVysion is our Fluorescence In Situ Hybridization, or FISH, test, a urine-based, non-invasive molecular test used to detect bladder cancer. UroVysion provides for greater sensitivity and specificity for the diagnosis of bladder cancer than other FISH tests. We believe our cytotechnologists and urologic pathologists have more experience with FISH tests than those of most other laboratories, which we believe allows us to provide more accurate, rapid diagnoses.

•	UroPredict is an internally developed computer-based modeling program to predict the chance that prostate cancer has remained confined to the prostate with greater accuracy than similar tests.

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PCA3Plus is a non-invasive genetic test that identifies prostate cancer risk with higher specificity than the traditional PSA test. We were the first laboratory to introduce PCA3Plus, and only a limited number of laboratories now offer this test.

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TriVysion is a triple immunohistochemistry stain that increases the sensitivity of cancer detection on difficult prostate needle biopsies, enabling us to provide more precise, definitive diagnoses of prostate cancer.

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MicroVysion. MicroVysion allows pathologists to diagnose infections, inflammatory conditions, and kidney disease, and to exclude bladder cancer as the diagnosis. MicroVysion distinguishes between upper tract (kidney) bleeding and lower tract (ureters, bladder, urethra) bleeding, which allows physicians to more precisely treat patients. We are one of only a few laboratories offering this type of test.

Gynecor

Since its formation in 2005, our Gynecor division has specialized in the diagnosis of gynecological diseases, with a focus on cervical and endometrial cancer. Through Gynecor, we offer enhanced results on traditional cervical pap smear tests by also testing for sexually transmitted diseases, or STDs, including HPV, which may cause cervical cancer. In addition, we are the exclusive laboratory offering the TruTest, the first test able to detect endometrial and cervical cancer, as well as chlamydia, gonorrhea, and HPV, from one specimen. Our TruTest uses the patented Tao Brush™, which is available to us as the exclusive distributor in the United States and the United Kingdom (subject to minimum purchasing obligations) with Cook Medical Incorporated through 2011. The Tao Brush™, which is used to collect endometrial tissue from a wide area of the uterine surface, causes less patient discomfort and collects a more complete specimen than other tests. After collection, the TruTest relies on manual liquid-based cytology to perform both histology and cytology testing on the single specimen. We also offer HPV genotyping on the TruTest specimen. With the diagnostic enhancements provided by the TruTest, we are able to produce a more precise diagnosis.

Nephrocor

We formed our Nephrocor division in 2006 to focus on kidney-related pathology and diagnostic testing, primarily through kidney biopsies. We enhance our diagnostic test offerings in Nephrocor with RenalVysion, which turns a urine specimen into a “liquid biopsy,” allowing physicians to monitor acute and chronic renal diseases. RenalVysion identifies and measures urinary sediment findings not detected in routine urinalysis. These specific results allow anatomic localization of injury in the kidney and an indication of the severity of disease. RenalVysion provides greater accuracy in diagnosis and permits pathologists to distinguish important categories of renal and bladder lesions. We believe we are one of few laboratories offering this type of test.

Gastrocor

Gastrocor was formed in 2007 to specialize in the diagnosis of gastrointestinal, or GI, diseases, including the upper GI tract (esophagus, stomach, and liver) and the lower GI tract (small intestine and colon). Gastrocor assists physicians by providing the tools for early detection and diagnosis of GI disorders and cancers. Our experienced gastrointestinal pathologists interpret biopsies as well as other tests.

Clinical Trials

In addition to our specialized anatomic pathology diagnostic services, we provide clinical trial services to pharmaceutical and biotechnology companies worldwide, primarily in the area of urologic pathology. Our clinical trial services include diagnosis and reporting, quality assurance checks, and uniform specimen processing. In 2007, clinical trials represented 3.3 percent of our revenues.

We are currently engaged in several clinical trials, including trials with several large pharmaceutical companies. In 2003, we began serving as the central reference laboratory for a prostate cancer prevention trial, which includes over 8,000 study subjects. The sponsor of this study projects completion of the study in early-to-mid 2009. We are also involved in a prostate cancer study involving approximately 1,300 study subjects enrolled in 130 sites in the United States and Canada. The sponsor of this study projects completion of the study in early-to-mid 2010.

Competition

We believe that we compete in our industry based on the technical expertise provided by our specialized anatomic pathologists and internationally renowned medical directors, our strong service-focused relationships with referring physicians, and our advanced technology. Our competitors include thousands of local and regional pathology groups, national laboratories, hospital pathologists, and academic laboratories. Our principal competitors include Laboratory Corporation of America and Quest Diagnostics Incorporated.

Local and Regional Pathology Groups. Local and regional pathology groups focus on servicing hospitals, often maintaining a staff of pathologists on site that can provide support in the interpretation of certain results. The business models of these laboratories tend to be focused on the efficient delivery of individual tests rather than the comprehensive assessments of specific cases, and their target groups tend to be hospital pathologists as opposed to community physicians.

National Laboratories. National laboratories typically offer a full suite of tests for a variety of medical professionals, including general practitioners, hospitals, and pathologists. Their emphasis on providing a broad product portfolio of commoditized tests at the lowest possible price often limits such laboratories’ ability to handle complex specimens requiring special attention, such as prostate cancer biopsies. In addition, national laboratories typically do not provide ready access to a specialized pathologist for interpretation of test results and generally are not able to fulfill the specialized needs of our referring physicians and patients.

Hospital Pathologists. Pathologists working in a hospital traditionally provide most of the diagnostic services required for hospital patients and sometimes also serve non-hospital patients. Hospital pathologists typically have close interaction with treating physicians, including face-to-face contact. However, hospital pathologists often do not have the depth of experience, specialization, and expertise necessary to perform all the specialized services that our referring physicians and patients require.

Academic Laboratories. Academic laboratories generally offer advanced technology and know-how. These laboratories typically pursue multiple activities and goals, such as research and education, or are committed to their own hospitals. Turn-around time for specimen results reporting from academic laboratories is often slow. This limits the attractiveness of academic laboratories to outside physicians who tend to have focused, specialized needs and require results-reporting in a timely manner.

Our London Operations

We established our London laboratory in 2005. The London laboratory is currently staffed by six employees, including two pathologists and one sales representative. Our London business provides services for clients located in the United Kingdom and supports our clinical trials business. Revenues for clients and patients located outside the United States were $929,668, $487,402, and $282,621 for 2007, 2006, and 2005, respectively.

Seasonality

Our business is affected by seasonal trends and generally declines during the year-end holiday period and other major holidays. Adverse weather conditions can also influence our business.

Quality Assurance

We consider the quality of our diagnostic services to be of critical importance, and we have established a comprehensive quality assurance program for our laboratories designed to drive accurate and timely test results and to ensure the consistent high quality of our testing services. In addition to the compulsory proficiency programs and external inspections required by CMS and other regulatory agencies, we have developed a variety of internal systems and procedures to emphasize, monitor, and continuously improve the quality of our operations.

We maintain internal quality controls by routinely processing and diagnosing specimens with known diagnoses in parallel with patient specimens. We also have an extensive, internally administered program of blind specimen proficiency testing, in which, for example, the testing laboratory and the pathologists do not know the specimen being tested is a quality control specimen.

We participate in numerous externally-administered quality surveillance programs, and, where required, our laboratories, with the exception of our Arizona location, are accredited by CAP. Our CAP accreditation for our Arizona facility has expired, but we have reapplied for accreditation. The CAP accreditation program involves both unannounced on-site inspections of our laboratories and our participation in CAP’s ongoing proficiency testing program. CAP is an independent, non-governmental organization of board-certified pathologists that accredits laboratories nationwide on a voluntary basis and that has been accredited by CMS to inspect laboratories to determine adherence to the CLIA standards. A laboratory’s receipt of accreditation by CAP satisfies the Medicare requirement for participation in proficiency testing programs administered by an external source, one of Medicare’s primary requirements for reimbursement eligibility.

Information Systems

We have developed and implemented management information systems that support our operations, enhance our superior physician service, and strategically position us for long term growth. Our proprietary Renaissance software program has a work-flow function that uses barcodes and other methods to monitor the progress of diagnostic specimens throughout the laboratory, integrate those specimens with the proper patient information, and, once each specimen is diagnosed, generate proprietary and customized diagnostic reports, with delivery via our WebDox web-based interface, remote printer, fax, or mail. Using Renaissance, we are able track the performance of our services in real time and provide our clients with progress reports upon request. In the future, we plan to incorporate radio frequency identification, or RFID, technology to further improve the laboratory process by tracking the specimen once we have received it. This enhancement will create additional patient safety by adding additional specimen identification checks, will provide our clients with more precise tracking capabilities, and will allow us to more accurately evaluate our productivity.

We have also developed our WebLynx software to directly interface with EMR software in physicians’ offices, giving our clients the ability to submit online requisitions as well as instant web access to various services via WebDox. In addition to providing clients with access to WebDox, WebLynx allows patient results to be downloaded directly into the physician’s current EMR software. For physicians without EMR capability, WebDox may be used alone to submit requisitions to us, as well as receive e-mail notifications once diagnostic reports become available. WebDox also provides our clients with various search capabilities and the ability to print reports on demand, as well as access to all previous patient reports. WebDox is accessible through the Internet using a standard web browser. We believe our information systems are secure, and we back up all of our data and e-mail systems on a regular basis. Although we do not currently have redundancy systems in place for our information systems, we intend to use a portion of the proceeds of this offering to develop and implement such systems.

Our information systems, to the extent such systems hold or transmit patient medical information, must be capable of being operated in compliance with state and federal laws and regulations relating to the privacy and security of patient medical information, including a comprehensive federal law and regulations referred to as HIPAA. While we believe that our information systems are compliant with such laws, including HIPAA, such laws are complex and subject to interpretation.

Billing and Reimbursement

Billing

Billing for diagnostic services is generally complex. As a result, we rely on McKesson, a third-party billing company, to perform almost all of our billing and collection services. Laboratories must bill various payors, such as private insurance companies, managed care companies, governmental payors such as Medicare and Medicaid, physicians, hospitals, and employer groups, each of whom may have different billing requirements. We are often obligated to bill in the specific manner prescribed by the various payors. Additionally, the audit requirements we must meet to ensure compliance with applicable laws and regulations, as well as our internal compliance policies and procedures, add further complexity to the billing process. Other factors that complicate billing include:

•	additional billing procedures required by government payor programs;

•	variability in coverage and information requirements among various payors;

•	missing, incomplete or inaccurate billing information provided by referring physicians;

•	billings to payors with whom we do not have contracts;

•	disputes with payors as to who is responsible for payment;

•	disputes with payors as to the appropriate level of reimbursement;

•	training and education of our employees and clients;

•	compliance and legal costs; and

•	cost related to, among other factors, medical necessity denials and the absence of advance beneficiaries notices.

In general, we perform the requested tests and report test results regardless of whether the billing information is incorrect or missing. We subsequently attempt to obtain any missing information and correct incomplete or erroneous billing information received from the health care provider. Missing or incorrect information on requisitions adds complexity to and slows the billing process, creates backlogs of unbilled requisitions, and generally increases the aging of accounts receivable. When all issues relating to the missing or incorrect information are not resolved in a timely manner, the related receivables are written off to the allowance for doubtful accounts.

Our provision for doubtful accounts was approximately 7.4 percent of our revenues for the year ended December 31, 2007.

Reimbursement

Depending on the billing arrangement and applicable law, the party that reimburses us for our services may be (1) a third party who provides coverage to the patient, such as an insurance company, managed care organization, or a governmental payor program; (2) the physician or other authorized party (such as another laboratory) who ordered the test or otherwise referred the test to us; or (3) the patient. For the year ended December 31, 2007, we derived 50.9 percent of our revenues from private insurance, including managed care organizations and other health care insurance providers, 42.2 percent from Medicare and Medicaid, and 6.9 percent from other sources, including physicians, patients, and clinical trials.

A large percentage of our revenues is derived from Medicare, so Medicare coverage and reimbursement rules are significant to our operations. Reimbursement for our services under the Medicare program is based principally on two sets of fee schedules. Generally, anatomic pathology services, including most of the services we provide, are paid based on the Medicare physician fee schedule. The physician fee schedule is designed to set compensation rates for those medical services provided to Medicare beneficiaries that require a degree of physician supervision. Clinical laboratory tests that are not physician pathology services, such as most blood and urine tests, are paid by Medicare based on the clinical laboratory fee schedule. Outpatient diagnostic laboratory tests are typically paid according to the laboratory fee schedule.

For the anatomic pathology services we provide, we are reimbursed under the Medicare physician fee schedule, and beneficiaries are responsible for applicable coinsurance and deductible amounts. The physician fee schedule is based on assigned relative value units for each procedure or service, and an annually determined conversion factor is applied to the relative value units to calculate the reimbursement. The formula used to calculate the fee schedule conversion factor has resulted in significant decreases in payment levels in recent years, and for 2008, CMS generally provided for a 10.1 percent decrease in physician fee schedule payments. Combined with other changes, this was expected to reduce fees paid to pathologists by 12.0 percent. Congress has intervened and has prevented the general fee reduction from becoming effective through June 30, 2008. It is unknown whether Congress will take further action that would prevent the reduction from becoming effective on July 1, 2008. Future decreases in the Medicare physician fee schedule are expected unless Congress acts to change the fee schedule methodology or mandates freezes or increases each year. Because the vast majority of our laboratory services currently are reimbursed based on the physician fee schedule, changes to the physician fee schedule could result in a greater impact on our revenues than changes to the Medicare laboratory fee schedule.

We typically bill the Medicare program directly. Generally, we are permitted to directly bill the Medicare beneficiary for clinical laboratory tests only when the service is considered not medically necessary and the patient has signed an Advanced Beneficiary Notice, or ABN, reflecting his or her acknowledgement that

Medicare is likely to deny payment for the service. In most situations, we are required to rely on physicians to obtain an ABN from the patient. When we are not provided an ABN, we are generally unable to recover payment for a service for which Medicare has denied payment for lack of medical necessity. In billing Medicare, we are required to accept the lowest of our actual charge, the fee schedule amount for the state or local geographical area, or a national limitation amount, as payment in full for covered tests performed on behalf of Medicare beneficiaries. Payment under the laboratory fee schedule has been limited by Congressional action such as freezes on the otherwise applicable annual Consumer Price Index, or CPI, update to the fee schedule amount. The CPI update of the laboratory fee schedule for 2004 through 2008 was frozen by the Medicare Prescription Drug, Improvement and Modernization Act of 2003.

The Medicare statute permits CMS to adjust statutorily prescribed fees for some medical services, including clinical laboratory services, if the fees are “grossly excessive.” Medicare regulations provide that if CMS or a carrier determines that an overall payment adjustment of less than 15 percent is needed to produce a realistic and equitable payment amount, then the payment amount is not considered “grossly excessive or deficient.” However, if a determination is made that a payment adjustment of 15 percent or more is justified, CMS could provide an adjustment of 15 percent or less, but not more than 15 percent, in any given year. We cannot provide any assurance that fees payable by Medicare for clinical laboratory services could not be reduced as a result of the application of this rule or that the government might not assert claims for recoupment of previously paid amounts by retroactively applying these principles.

The payment amounts under the Medicare fee schedules are important not only for our reimbursement under Medicare, but also because the schedule is often used as a reference for the payment amounts set by other third-party payors. For example, state Medicaid programs are prohibited from paying more than the Medicare fee schedule limit for laboratory services furnished to Medicaid recipients, and insurance companies and managed care organizations typically reimburse at a percentage of the Medicare fee schedule.

Our reimbursement rates also vary depending on whether we are considered an “in-network,” or participating, provider. Where we have entered into a contract with an insurance company, our reimbursement is governed by our contractual relationship, and we are typically reimbursed on a fee-for-service basis at a discount from our patient fee schedule. Where we do not have a contract with an insurance company, we are classified as “out-of-network,” or as a non-participating provider. In such instances, we have no contractual right to reimbursement for our services. If we do receive reimbursement, it is generally at a rate higher than reimbursement rates for participating providers. In 2007, we derived 17.0 percent of our revenues from services performed as an out-of-network provider.

Competitive Bidding

The Medicare Modernization Act of 2003 required CMS to conduct a demonstration program on using competitive bidding for clinical lab tests that are furnished without a face-to-face encounter between the individual and the entity performing the test, to determine whether competitive bidding could be used to provide lab services at reduced cost to Medicare, while continuing to maintain quality and access to care. A demonstration program in San Diego, California is scheduled to become effective on July 1, 2008. The demonstration project is currently subject to a judicial challenge. Legislation has also been introduced to repeal the statute requiring the competitive bidding demonstration project. Widespread use of competitive bidding, if implemented for clinical lab services, could have a significant effect on the clinical laboratory industry and on us. We could be precluded from furnishing certain clinical laboratory services to Medicare beneficiaries if we are not the successful bidder or, as part of the competitive bidding process, we could be required to offer reduced payment amounts in order to participate in the arrangement. In addition, states may initiate efforts to establish competitive bidding processes for the provision of clinical laboratory services under the state Medicaid program.

Government Regulation

CLIA and State Regulation

As a provider of clinical laboratory tests and anatomic pathology services, we are required to hold certain federal, state and local licenses, certifications, and permits. Under CLIA, we are required to hold a certificate applicable to the type of work we perform and to comply with certain CLIA-imposed standards. CLIA regulates all laboratories by requiring they be certified by the federal government and comply with various operational, personnel, facilities administration, quality, and proficiency requirements intended to ensure that laboratory testing services are accurate, reliable, and timely. CLIA does not preempt state laws that are more stringent than federal law.

To renew our CLIA certificates, which we are required to renew every two years, we are regularly subject to survey and inspection to assess compliance with program standards and may be subject to additional random inspections. Standards for testing under CLIA are based on the level of complexity of the tests performed by the laboratory. Laboratories performing high complexity testing are required to meet more stringent requirements than laboratories performing less complex tests where a CLIA certificate is required. Each of our laboratories holds a CLIA certificate to perform high complexity testing. CLIA certification is a prerequisite to be eligible for reimbursement under Medicare and Medicaid.

In addition to CLIA requirements, we are subject to various state laws. CLIA provides that a state may adopt laboratory regulations that are more stringent than those under federal law, and a number of states, including New York, Maryland, Pennsylvania, Rhode Island, and California, have implemented their own laboratory regulatory schemes. State laws may require that laboratory personnel meet certain qualifications, specify certain quality controls, or prescribe record maintenance requirements.

Privacy and Security of Health Information and Personal Information; Standard Transactions

We are subject to state and federal laws and implementing regulations relating to the privacy and security of the medical information of the patients we treat. The principal federal legislation is part of HIPAA. Pursuant to HIPAA, the Secretary of the Department of Health and Human Services, or HHS, has issued final regulations designed to improve the efficiency and effectiveness of the health care system by facilitating the electronic exchange of information in certain financial and administrative transactions, while protecting the privacy and security of the patient information exchanged. These regulations also confer certain rights on patients regarding their access to and control of their medical records in the hands of health care providers such as us. Four principal regulations have been issued in final form: privacy regulations, security regulations, standards for electronic transactions, and the National Provider Identifier regulations.

The HIPAA privacy regulations, which fully came into effect in April 2003, establish comprehensive federal standards with respect to the uses and disclosures of an individual’s personal health information, referred to in the privacy regulations as “protected health information,” by health plans, health care providers, and health care clearinghouses. We are a health care provider within the meaning of HIPAA. The regulations establish a complex regulatory framework on a variety of subjects, including:

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the circumstances under which uses and disclosures of protected health information are permitted or required without a specific authorization by the patient, including but not limited to treatment purposes, activities to obtain payment for our services, and our health care operations activities;

•	a patient’s rights to access, amend, and receive an accounting of certain disclosures of protected health information;

•	the content of notices of privacy practices for protected health information; and

•	administrative, technical and physical safeguards required of entities that use or receive protected health information.

The federal privacy regulations, among other things, restrict our ability to use or disclose protected health information in the form of patient-identifiable laboratory data, without written patient authorization, for purposes other than payment, treatment, or health care operations (as defined by HIPAA) except for disclosures for various public policy purposes and other permitted purposes outlined in the privacy regulations. The privacy regulations provide for significant fines and other penalties for wrongful use or disclosure of protected health information, including potential civil and criminal fines and penalties. Although the HIPAA statute and regulations do not expressly provide for a private right of damages, we could incur damages under state laws to private parties for the wrongful use or disclosure of confidential health information or other private personal information. We have implemented policies and practices that we believe brings us into substantial compliance with the privacy regulations. However, the documentation and process requirements of the privacy regulations are complex and subject to interpretation, and our efforts in this respect are ongoing. Our failure to comply with the privacy regulations could subject us to sanctions or penalties, loss of business, and negative publicity.

The HIPAA privacy regulations establish a “floor” of minimum protection for patients as to their medical information and do not supersede state laws that are more stringent. Therefore, we are required to comply with both HIPAA privacy regulations and various state privacy laws. The failure to do so could subject us to regulatory actions, including significant fines or penalties, and to private actions by patients, as well as to adverse publicity and possible loss of business. In addition, federal and state laws and judicial decisions provide individuals with various rights for violation of the privacy of their medical information by health care providers such as us.

The final HIPAA security regulations, which establish detailed requirements for physical, administrative, and technical measures for safeguarding protected health information in electronic form, became effective on April 21, 2003. We employ what we consider to be a reasonable and appropriate level of physical, administrative and technical safeguards for patient information we hold or transmit in electronic form, consistent with security regulations. Our failure to comply with the security regulations could subject us to sanctions or penalties, loss of business, and negative publicity.

The final HIPAA regulations for electronic transactions, which we refer to as the transaction standards, establish uniform standards for certain specific electronic transactions and code sets and mandatory requirements as to data form and data content to be used in connection with common electronic transactions, such as billing claims, remittance advices, enrollment, and eligibility. We outsource to a third-party vendor the handling of our billing and collection transactions, to which the transaction standards apply. We believe the vendor has sufficient expertise and experience in compliance with the transaction standards and utilizes, on our behalf, the required standard format for our electronic transactions that are subject to the privacy rule, including our fee-for-service claim transactions, and our electronic fee-for-service remittance transactions. Failure of the vendor to properly conform to the requirements of the transaction standards could, in addition to possible sanctions and penalties, result in payors not processing transactions submitted on our behalf, including claims for payment.

The HIPAA regulations on adoption of national provider identifiers, or NPI, required health care providers to adopt new, unique identifiers for reporting on claims transactions submitted after May 23, 2007. The new identifiers replace prior identifiers, such as provider numbers historically assigned by Medicare to laboratories and unique physician identification numbers or UPIN, assigned by CMS to Medicare participating physicians, on claims that require provider identifiers. On April 2, 2007, the federal government announced that covered entities that are not compliant with the NPI regulations by May 23, 2007 could implement contingency plans for an additional 12-month period, through May 23, 2008. During this period, penalties will not be imposed on covered entities who implement contingency plans if they have made reasonable and diligent efforts to become compliant with the national provider identifier rule. We have obtained NPIs for all our laboratory facilities and pathologists so that we can report our NPIs to Medicare, Medicaid, and other health plans.

The health care information of our patients often includes social security numbers and other personal information that are not of an exclusively medical nature. The consumer protection laws of a majority of states now require organizations that maintain such personal information to notify each individual if their personal information is accessed by unauthorized persons or organizations, so that the individuals can, among other things, take steps to protect themselves from identity theft. The costs of notification and the adverse publicity can both be significant. Failure to comply with these state consumer protection laws can subject us to penalties that vary from state to state, but may include significant civil monetary penalties, as well as to private litigation and adverse publicity. California recently enacted legislation that expanded its version of a notification law to cover improper access to medical information generally, and other states may follow suit.

Federal and State Fraud and Abuse Laws

The federal health care Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting, or receiving remuneration to induce referrals or in return for purchasing, leasing, ordering, or arranging for the purchase, lease, or order of any health care item or service reimbursable under a governmental payor program. The definition of “remuneration” has been broadly interpreted to include anything of value, including gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash, waivers of payments, ownership interests, opportunity to earn income, and providing anything at less than its fair market value. The Anti-Kickback Statute is broad, and it prohibits many arrangements and practices that are lawful in businesses outside of the health care industry. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements within the health care industry, HHS has issued a series of regulatory “safe harbors.” These safe harbor regulations set forth certain provisions that, if met, will assure health care providers and other parties that they will not be prosecuted under the federal Anti-Kickback Statute. Although full compliance with these provisions ensures against prosecution under the federal Anti-Kickback Statute, the failure of a transaction or arrangement to fit within a specific safe harbor does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the federal Anti-Kickback Statute will be pursued. We believe we are in material compliance with the Anti-Kickback Statute and similar state laws, although such laws are complex and subject to interpretation. The penalties for violating the Anti-Kickback Statute can be severe. These sanctions include criminal penalties and civil sanctions, including fines, imprisonment, and possible exclusion from the Medicare and Medicaid programs. Many states have also adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for health care items or services reimbursed by any source, not only governmental payor programs.

From time to time, the Office of Inspector General, or OIG, issues alerts and other guidance on certain practices in the health care industry. In October 1994, the OIG issued a Special Fraud Alert on arrangements for the provision of clinical laboratory services. The Fraud Alert set forth a number of practices allegedly engaged in by some clinical laboratories and health care providers that raise issues under the “fraud and abuse” laws, including the Anti-Kickback Statute. These practices include: (i) laboratories providing employees to furnish valuable services for physicians (other than collecting patient specimens for testing for the laboratory) that are typically the responsibility of the physicians’ staff; (ii) providing free testing to a physician’s managed care patients in situations where the referring physicians benefit from such reduced laboratory utilization; (iii) providing free pick-up and disposal of bio-hazardous waste for physicians for items unrelated to a laboratory’s testing services; (iv) providing general-use facsimile machines or computers to physicians that are not exclusively used in connection with the laboratory services; and (v) providing free testing for health care providers, their families, and their employees (professional courtesy testing). The OIG emphasized in the Special Fraud Alert that when one purpose of an arrangement is to induce referrals of program-reimbursed laboratory testing, both the clinical laboratory and the health care provider, or physician, may be liable under the Anti-Kickback Statute, and may be subject to criminal prosecution and exclusion from participation in the Medicare and Medicaid programs.

Another issue about which the OIG has expressed concern involves the provision of discounts on laboratory services billed to customers in return for the referral of more lucrative federal health care program business. In a 1999 Advisory Opinion, the OIG concluded that a proposed arrangement whereby a laboratory would offer physicians significant discounts on non-federal health care program laboratory tests might violate the Anti-Kickback Statute. The OIG reasoned that the laboratory could be viewed as providing such discounts to the physician in exchange for referrals by the physician of business to be billed by the laboratory to Medicare at non-discounted rates. The OIG indicated that the arrangement would not qualify for protection under the discount safe harbor because Medicare and Medicaid would not get the benefit of the discount. Subsequently, in 2000 correspondence, the OIG stated that the Anti-Kickback Statute may be violated if there were linkage between the discount offered to the physician and the physician’s referrals of tests covered under a federal health care program that would be billed by the laboratory directly. Where there was evidence of such linkage, the arrangement would be considered “suspect” if the charge to the physician was below the laboratory’s “average fully loaded costs” of the test.

Generally, arrangements that would be considered suspect, and possible violations under the Anti-Kickback Statute, include arrangements between a clinical laboratory and a physician (or related organizations or individuals) in which the laboratory would (1) provide items or services to the physician or other referral source without charge, or for amounts that are less than their fair market value; (2) pay the physician or other referral source amounts that are in excess of the fair market value of items or services that were provided; or (3) enter into an arrangement with a physician or other entity because it is a current or potential referral source.

HIPAA also applies to fraud and false statements. HIPAA created two new federal crimes: health care fraud and false statements relating to health care matters. The health care fraud statute prohibits knowingly and willfully executing a scheme to defraud any health care benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment, or exclusion from governmental payor programs such as the Medicare and Medicaid programs. The false statements statute prohibits knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false, fictitious, or fraudulent statement in connection with the delivery of or payment for health care benefits, items, or services. A violation of this statute is a felony and may result in fines or imprisonment or exclusion from governmental payor programs. We believe we are in material compliance with the health care fraud statute and the false statements statute. However, these laws are complex and subject to interpretation.

The False Claims Act further governs fraud by imposing liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal governmental payor program. The False Claims Act has recently seen increased use, including, in particular, actions brought pursuant to the False Claims Act’s “whistleblower” or “qui tam” provisions. Under the False Claims Act, a person acts knowingly if he has actual knowledge of the information, acts in deliberate ignorance of the truth or falsity of the information, or acts in reckless disregard of the trust or falsity of the information. The qui tam provisions of the False Claims Act allow a private individual to bring actions on behalf of the federal government alleging that the defendant has defrauded the federal government by submitting a false claim to the federal government and permit such individuals to share in any amounts paid by the entity to the government in fines or settlement. In addition, various states have enacted false claim laws analogous to the federal False Claims Act, although many of these state laws apply where a claim is submitted to any third-party payor and not merely a governmental payor program. When an entity is determined to have violated the False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties of between $5,500 and $11,000 for each separate false claim.

Given the number of claims likely to be at issue in connection with any billing practice on which liability might be based, potential damages under the False Claims Act for even a single inappropriate billing arrangement could have a significant adverse effect on us. Additionally, the False Claims Act is being used increasingly by the government and qui tam plaintiffs in asserting claims even where the information included on the Medicare claim is accurate. Such claims have been asserted based on violations of the Anti-Kickback Statute, physician referral prohibitions, and non-compliance with other regulatory requirements, and several courts have found that such violations can result in liability under the False Claims Act. We anticipate that such claims will continue to be made in the future, and although we believe we operate in material compliance with the False Claims Act, we can offer no assurance we will not be subject to such claims. Finally, various states have enacted false claim laws analogous to the federal False Claims Act, although many of these state laws apply where a claim is submitted to any third-party payor and not merely a governmental payor.

Education Requirements of the Deficit Reduction Act of 2005

The federal Deficit Reduction Act of 2005, or the DRA, contains, among other things, requirements concerning False Claims Act education that state Medicaid programs must impose on participating providers as well as other entities. Section 6032 of the DRA requires organizations that make or receive Medicaid payments of at least $5 million annually in a state to establish an education plan for their employees, managers, contractors, and agents, which must include written policies and detailed guidance on the federal False Claims Act, state false claims laws, and the rights and protections afforded whistleblowers under the False Claims Act and its state counterparts. If we are or become subject to these requirements by virtue of our Medicaid reimbursements, our failure to comply could result in non-payment of Medicaid claims as well as potential exposure under the False Claims Act itself.

Physician Referral Prohibitions

Under a federal law directed at “self-referral,” commonly known as the Stark Law, prohibitions exist, with certain exceptions, on Medicare and Medicaid payments for laboratory tests referred by physicians who personally, or through a family member, have an investment interest in, or a compensation arrangement with, the laboratory performing the tests. A person who engages in a scheme to circumvent the Stark Law’s referral prohibition may be fined up to $100,000 for each such arrangement or scheme. In addition, any person who presents or causes to be presented a claim to the Medicare or Medicaid programs in violation of the Stark Law is subject to civil monetary penalties of up to $15,000 per bill submission, an assessment of up to three times the amount claimed, and possible exclusion from participation in federal governmental payor programs. Bills submitted in violation of the Stark Law may not be paid by Medicare or Medicaid, and any person collecting any amounts with respect to any such prohibited bill is obligated to refund such amounts.

Any arrangement between a laboratory and a physician or physicians’ practice that involves remuneration will prohibit the laboratory from obtaining payment for services resulting from the physicians’ referrals, unless the arrangement is protected by an exception to the self-referral prohibition or a provision stating that the particular arrangement would not result in remuneration. Among other things, a laboratory’s provision of any item, device, or supply to a physician would result in a Stark Law violation unless it was used only to collect, transport, process, or store specimens for the laboratory, or was used only to order tests or procedures or communicate related results. This may preclude a laboratory’s provision of fax machines and computers that may be used for unrelated purposes. Most arrangements involving physicians that would violate the Anti-Kickback Statute would also violate the Stark Law. Many states also have “self-referral” and other laws that are not limited to Medicare and Medicaid referrals. These laws may prohibit arrangements which are not prohibited by the Stark Law, such as a laboratory’s placement of a phlebotomist in a physician’s office to collect specimens for the laboratory. We believe we are in material compliance with such federal and state laws. However, these laws are complex and subject to interpretation.

Discriminatory Billing Prohibition

In response to competitive pressures, we are increasingly being required to offer discounted pricing arrangements to managed care payers and physicians and other referral services. As discussed above, discounts to referral sources raise issues under the Anti-Kickback Statute. Any discounted charge below the amount that Medicare or Medicaid would pay for a service also raises issues under Medicare’s discriminatory billing prohibition. The Medicare statute permits the government to exclude a laboratory from participation in federal health care programs if it charges Medicare or Medicaid “substantially in excess” of its usual charges in the absence of “good cause.” In 2000, the OIG stated in informal correspondence that the prohibition was violated only if the laboratory’s charge to Medicare was substantially more than the “median non-Medicare/–Medicaid charge.” On September 15, 2003, the OIG issued a notice of proposed rulemaking addressing the statutory prohibition. Under the proposed rule, a provider’s charge to Medicare or Medicaid would be considered “substantially in excess of [its] usual charges” if it was more than 120 percent of the provider’s mean or median charge for the service. The proposed rule was withdrawn in June 2007. At that time, the OIG stated that it would continue to evaluate billing patterns of individuals and entities on a case-by-case basis. Although we believe our discounting practices are in material compliance with such laws, we cannot guarantee that our discounting practices will not result in an exclusion action based on this statutory provision.

Corporate Practice of Medicine

Our contractual relationships with the licensed health care providers that we engage for the provision of our services, including physicians and laboratory technologists, are subject to regulatory oversight, mainly by state licensing authorities. In certain states, for example, limitations may apply to our relationship with the pathologists that we employ or engage, particularly in terms of the degree of control that we exercise or have the power to exercise over the practice of medicine by those pathologists. A number of states, including New York, Texas, and California, have enacted laws prohibiting business corporations, such as us, from practicing medicine and employing or engaging physicians to practice medicine. These requirements are generally imposed by state law in the states in which we operate, vary from state to state, and are not always consistent among states. In addition, these requirements are subject to broad powers of interpretation and enforcement by state regulators. Some of these requirements may apply to us even if we do not have a physical presence in the state, based solely on our employment of a health care provider licensed in the state or our provision of services to a resident of the state. We believe that we operate in material compliance with these requirements; however, failure to comply can lead to action against us and the licensed health care professionals that we employ, fines or penalties, receipt of cease and desist orders from state regulators, loss of health care professionals’ licenses or permits, the need to make changes to the terms of our engagement of those professionals that interfere with our business, and other material adverse consequences.

State Laboratory Licensure

Each of our laboratories is certified by CLIA, where such certification is required, and has all licenses required by the state in which it is located. However, many state licensure laws require a laboratory that solicits or tests specimens from individuals within that state to hold a license from that state, even if the testing occurs in another state. We currently accept testing from California, New York, Pennsylvania, Maryland, New Jersey, and Rhode Island, which require out-of-state laboratories to hold state licenses. However, we do not have licenses from California or Rhode Island. While we have applied for or are in the process of applying for licenses in these states, we have accepted specimens from such states in the past and are continuing to accept specimens from such states. For the year ended December 31, 2007, specimens from patients in California accounted for 4.9 percent of our revenues and specimens from patients in Rhode Island accounted for less than one percent of our revenues.

We are in the process of implementing changes to the way we do business in California in order to bring our company into compliance with California law during the pendency of our California licensure application. However, our performance of clinical laboratory testing during the period in which we do not have a California license may subject us to sanctions. The laws of some or all of the other states from which we solicit specimens without the required license may include similar provisions for sanctions.

The government could also assert that a claim for payment from Medicare or another federal health care program for a test that was performed by a laboratory that was not properly licensed to perform the service was a false claim under the False Claims Act, providing for penalties of between $5,500 and $11,000 for each such claim.

Similarly, many of the states from which we solicit specimens require that a physician interpreting specimens from that state be licensed by that particular state, irrespective of where the services are to be provided. In the absence of such a state license, the physician may be considered to be engaged in the unlicensed practice of medicine.

We may become aware from time to time of other states that require out of state laboratories or physicians to obtain licensure in order to accept specimens from the state, and it is possible that other states do have such requirements or will have such requirements in the future. If we identify any other state with such requirements or if we are contacted by any other state advising us of such requirements, we intend to follow instructions from the state regulators as to how we should comply with such requirements.

Referrals After Completion of Initial Public Offering

Once our stock is issued to the general public, we will not be able to accept referrals from physicians who own, directly or indirectly, shares of our stock unless we comply with the Stark Law exception for publicly traded securities. This requires, among other things, $75 million in stockholders’ equity (total assets minus total liabilities). The parallel safe harbor requires, among other things, $50 million in undepreciated net tangible assets, in order for any distributions to such stockholders to be protected under the Anti-Kickback Statute.

Other Regulatory Requirements

Our laboratories are subject to federal, state, and local regulations relating to the handling and disposal of regulated medical waste, hazardous waste, and biohazardous waste, including chemical, biological agents and compounds, and human tissue. Typically, we use outside vendors who are contractually obligated to comply with applicable laws and regulations to dispose of such waste. These vendors are licensed or otherwise qualified to handle and dispose of such waste. Historically, our costs associated with handling and disposal of such wastes have not been material.

The Occupational Safety and Health Administration, or OSHA, has established extensive requirements relating to workplace safety for health care employers, including requirements mandating work practice controls, protective clothing and equipment, training, medical follow-up, vaccinations, and other measures designed to minimize exposure to, and transmission of, blood-borne pathogens.

Pursuant to its authority under the FDCA, the FDA has regulatory responsibility over instruments, test kits, reagents, and other devices used to perform diagnostic testing by laboratories such as ours. Specifically, the manufacturers and suppliers of analyte specific reagents, or ASRs, which we obtain for use in diagnostic tests, are subject to regulation by the FDA and are required to register their establishments with the FDA, to conform manufacturing operations to the FDA’s Quality System Regulation and to comply with certain reporting and other record keeping requirements. The FDA also regulates the sale or distribution, in interstate commerce, of products classified as medical devices under the FDCA, including in vitro diagnostic test kits. Such devices must undergo premarket review by the FDA prior to commercialization unless the device is of a type exempted from such review by statute or pursuant to the FDA’s exercise of enforcement discretion. For instance, diagnostic tests that are developed and validated exclusively by a laboratory are called “home brew” tests. The FDA maintains that it has authority to regulate the development and use of “home brews” as medical devices, but to date has not exercised its authority with respect to “home brew” tests as a matter of enforcement discretion. The FDA regularly considers the application of additional regulatory controls over the sale of ASRs and the development and use of “home brews” by laboratories such as ours.

Our London laboratory is subject to similar government regulation of laboratories, conduct of clinical trials, and environmental, health, and safety laws as our laboratories in the United States.

Clinical Trials

We provide preclinical and clinical laboratory testing services for the pharmaceutical and biotechnology industry. This capability requires that our laboratories be certified under CLIA and CAP (where required), comply with GCP regulatory guidelines, and perform testing under GLP guidelines when required. The principles of GLP provide a framework within which clinical studies conducted for the assessment of the safety of chemicals to humans, animals, and the environment are planned, performed, monitored, recorded, reported, and archived.

Although we believe we are in compliance in all material respects with CLIA and CAP certification requirements and GCP and GLP regulations and guidelines, failure to comply could subject us to denial of the right to do business, as well as to fines, criminal penalties and other enforcement actions. Further, changes in regulations may increase our operating costs including, but not limited to, costs associated with our performing clinical laboratory tests for pharmaceutical companies engaged in clinical research and with our own direct involvement in clinical trials.

We provide anatomic pathology testing for clinical trials conducted by other companies, and we are subject to oversight in that role by the FDA, Institutional Review Boards, and the companies sponsoring the clinical trials. If the research is sponsored by HHS and the Office of Human Research Protections, or OHRP, we are also subject to their regulations governing the protection of human subjects. We also conduct clinical trials on our own products, although our current involvement as a sponsor is limited to our PCA3Plus product. When we act as a sponsor, we are subject to statutory and regulatory requirements, as well as federal guidance and oversight by the FDA.

Compliance Program

Compliance with government rules and regulations is a significant concern throughout our industry, in part due to evolving interpretations of these rules and regulations. We seek to conduct our business in compliance with all statutes and regulations applicable to our operations. To this end, we have established an informal compliance program that reviews for regulatory compliance procedures, policies, and facilities throughout our business. Our executive management team is responsible for the oversight and operation of our compliance program. We provide periodic and comprehensive training programs to our personnel, which are intended to promote the strict observance of our policies designed to ensure compliance with the statutes and regulations applicable to us. To better focus our compliance efforts, we intend to hire an experienced compliance officer within the next year and develop a formal compliance program.

Intellectual Property

Our intellectual property consists primarily of trademarks and trade secrets. The designations Bostwick Laboratories (stylized), Bostwick Laboratories, B For Absolute Confidence (and design), Gynecor, Gastrocor, and Nephrocor are our most recognizable marks. Those marks are registered with the U.S. Patent and Trademark Office, or USPTO, along with the marks For Absolute Confidence, MicroVysion, TriVysion, RenalVysion, UroMax24, UroPredict, SeleniumHealth, PCA3Plus, Gyn for Absolute Confidence (and design), and The Next Generation Molecular Test for Prostate Cancer. We have submitted applications to the USPTO for registration of the marks Dermatocor, Hematocor, WebDox, TruTest, Resolve, QC Sciences, and Optimize Your Results. We maintain a program to protect our marks and will institute legal action where necessary to prevent others from using or registering confusingly similar marks.

We also hold a license from Cook Medical, granting us the exclusive right to distribute its patented Tao Brush™, a registered trademark of Cook Medical, within the United States and United Kingdom through 2011 (subject to minimum purchasing obligations). Where we have licensed our WebDox software for third-party use via an application service provider platform, we have required such users to enter into comprehensive license agreements that protect our intellectual property as a condition of use.

Insurance

We maintain liability insurance for our products and services. As a general matter, providers of diagnostic services may be subject to lawsuits alleging medical malpractice or other similar legal claims. Some of these suits involve claims for substantial damages. Any professional liability litigation could also adversely impact our reputation. Although we cannot predict the outcome of any claims made against us, we do not anticipate that the ultimate outcome of any such proceedings or claims will have a material adverse effect on our financial condition, but the results may be material to our results of operations and cash flows in the period in which the impact of such claims is determined or the claims are paid. Similarly, although we believe that we will be able to obtain adequate insurance coverage in the future at acceptable costs, we cannot assure you that we will be able to do so.

Properties

Our corporate headquarters are located at 4355 Innslake Drive in Glen Allen, Virginia in a 65,180 square foot leased building, which is also shared with one of our Virginia laboratories. The lease for this facility expires in May 2010. Our current annual rent is $854,687 and increases each year of the lease.

We have operations at six properties, located in Arizona, Florida, New York, Virginia, and London, England. In January 2008, we purchased property in Tennessee consisting of 41,136 square feet. We intend to open a laboratory at our Nashville, Tennessee property in the first quarter of 2008.

We own our 75,000 square foot property located in Arizona, which houses both office and laboratory space. In New York, we have 75,000 square feet of office and laboratory space pursuant to a lease that terminates on December 31, 2017. We lease our New York property from the Nassau County Industrial Development Agency through an arrangement under which we receive financial assistance from the Agency in exchange for the right to renovate the property at our expense. In accordance with our arrangement, our monthly rent is one dollar plus all fees and expenses incurred by the Agency in connection with the renovation. Our Florida property constitutes 12,000 square feet of office and laboratory space under lease through September 2010 and has a one-year renewal option, subject to an annual rent increase of three percent and the approval of the owner of the property. The current annual rent for our Florida laboratory is $192,320 and increases each year of the lease. Our Florida lease also includes an option to purchase and a right of first refusal should another entity or person offer to buy the building. We have two laboratory facilities in Glen Allen, Virginia, one of which shares a building with our corporate headquarters, and the other of which provides 70,000 square feet of space in a separate leased building. The laboratory lease for our second Virginia location expires in October 2011, and our annual rent for that space is $818,264, which increases each year. In addition, we lease approximately 4,500 square feet in London, England to house our office facilities and laboratory operations there. Our London lease expires in December 2009 and has an annual rent of £124,000, or approximately $246,000.

Employees

As of January 31, 2008, we had 753 employees, including 30 pathologists. None of our employees are subject to collective bargaining agreements. We consider our relationships with our employees to be good.

Legal Proceedings

We are not currently a party to any material legal proceedings.

Corporate History

Prior to 2004, we existed as five separate Virginia limited liability companies. In December 2003, we formed Bostwick Laboratories, Inc. as a Nevada corporation, and, effective January 1, 2004, we merged all five limited liability companies into Bostwick Laboratories, Inc. via a tax-free reorganization.

MANAGEMENT AND BOARD OF DIRECTORS

The following table sets forth information about our executive officers and directors as of February 25, 2008.

Name	Age	Position(s)
David Bostwick, M.D., M.B.A.	53	Chief Executive Officer, President, Chief Medical Director and Chairman of the Board
Gary Levine, C.P.A., M.B.A.	46	Chief Financial Officer and Treasurer
Jed Fulk	48	Executive Vice President, Sales and Marketing
Richard Bostwick, Esq.	55	General Counsel and Secretary
Joel Kimbrough(1)	50	Lead Independent Director
Sarah Eames(2)	49	Director
Jan Hopkins(2)	60	Director
Walter Hosp(1)	50	Director
Eileen Kamerick(1)(3)	49	Director
Laizer Kornwasser(3)	37	Director
George Weathersby(2)(3)	63	Director

(1)	Member of audit committee
(2)	Member of nominating and corporate governance committee
(3)	Member of compensation committee

Executive Officers and Directors

David Bostwick, M.D., M.B.A. has served as Chairman of the Board and as our Chief Executive Officer and Chief Medical Officer since the company’s inception in 1999. He is also our President. Dr. Bostwick received his B.A. in Biological Sciences and his M.D. from the University of Maryland in 1975 and 1979, respectively. Between 1979 and 1984, Dr. Bostwick completed his internship, residency and two fellowships at the Stanford University Medical Center. He received a Master in Business Administration from Loyola College of Maryland in 1991. He has previously held appointments at the National Cancer Institute, Stanford University, University of Chicago, University of Maryland, Mayo Clinic, and University of Virginia. Dr. Bostwick has authored or edited 13 books, 50 book chapters, and more than 400 peer-review journal articles.

Gary Levine, C.P.A., M.B.A. has been our Chief Financial Officer and Treasurer since June 2007. Prior to that, Mr. Levine served as Divisional Controller for Centex Homes from November 2005 to June 2007. From June 2000 to November 2005, Mr. Levine was the Vice President of Business Planning and Development for Medco Health Solutions, Inc. Mr. Levine received his B.S. in Accounting from Virginia Commonwealth University in 1984 and his Master in Business Administration from Virginia Commonwealth University in 1995.

Jed Fulk joined us in 2003 as our Vice President of Sales and Marketing. In July 2007, Mr. Fulk was promoted to Executive Vice President of Sales and Marketing. Prior to joining the company, he was the National Sales Manager at Inoveon Corporation and held various senior sales positions at Urocor. Mr. Fulk received his B.S. from the United States Military Academy at West Point in 1982.

Richard Bostwick, Esq. has served as our General Counsel and Secretary since 2007. Before joining us, Mr. Bostwick worked for Travelers Insurance as a Claims Attorney from April 2002 to August 2007. Mr. Bostwick has also served as an attorney for Fidelity and Deposit Company and as in-house counsel for Montgomery Mutual Insurance Company in Sandy Spring, Maryland. He received his B.A. in History from the University of Notre Dame in 1974 and earned his J.D. from the University of Maryland School of Law in 1977.

Joel Kimbrough has been a director since February 2008 and serves as our Lead Independent Director. Mr. Kimbrough served as the Chief Financial Officer of Accredo Health Group, Inc. for 18 years, from June 1989 to March 2007. He is currently retired. In addition to his directorship with us, Mr. Kimbrough is a director for Trust One Bank, a division of the Synovus Corporation. He received his B.S. in Accounting from the University of North Alabama in 1980.

Sarah Eames has been a member of our board of directors since February 2008. From 1997 through April 2008, Ms. Eames was employed with Allied Healthcare International, Inc., serving as President, Chief Operating Officer, Chief Executive Officer, Executive Vice President, and Deputy Chairman and Interim Chief Executive Officer, and most recently as Executive Vice President. Ms. Eames has served on the board of directors of Allied Healthcare International since 2002 and of Global Med Technology since 2006. She has also been a member of the Partners-in-Care Board of Visiting Nursing Services since 2005. Ms. Eames received her B.A. in Economics from Northwestern University in 1980 and her Master in Business Administration from the University of California—Irvine in 1998.

Jan Hopkins has served as a director since February 2008. She is currently the President of the Economic Club of New York and has served as the President of The Jan Hopkins Group, a communications consulting firm, since November 2005. In the years prior, Ms. Hopkins was a Managing Director of Citigroup Private Bank, serving in this role from October 2003 to January 2005. Ms. Hopkins was a business news anchor and correspondent at CNN from October 1984 through October 2003. Ms. Hopkins received a B.A. in Psychology from Hiram College in 1969 and her Master in American Studies from Case Western Reserve University in 1971.

Walter Hosp has been a director since February 2008. Mr. Hosp currently serves as the Senior Vice President and Chief Financial Officer for HMS Holdings Corp. Prior to that, Mr. Hosp was the Vice President and Treasurer of Medco Health Solutions, Inc. from August 2002 to June 2007. Before joining Medco, Mr. Hosp was the Chief Financial Officer of Ciba Specialty Chemicals Corporation, and President of its Business Support Center from 1996 to 2002. He also served as Vice President and Treasurer of Ciba-Geigy Corporation. He has been a member of the board of directors of the United Way of Westchester and Putnam counties in New York since 1993. Mr. Hosp received both his B.S. in Finance and Economics and his Master in Business Administration with a concentration in Finance from New York University in 1982 and 1984, respectively.

Eileen Kamerick has been a director since February 2008. She has served as the Executive Vice President, Chief Financial Officer and Chief Administrative Officer at Heidrick and Struggles International, Inc. since June 2004. Prior to joining Heidrick and Struggles, Ms. Kamerick served as Executive Vice President and Chief Financial Officer at Bcom3 Group, Inc. from 2001 to 2003. She serves on the board of directors of Associated Banc Corporation and Westell Technologies, Incorporated. She received her A.B. in English from Boston College in 1980 and her Master in Business Administration with a concentration in Finance and International Business in 1993 from the University of Chicago. She earned her J.D. at the University of Chicago in 1984.

Laizer Kornwasser has served as a director since February 2008. Mr. Kornwasser has been President of Liberty Medical since Medco Health’s acquisition of Polymedica in November 2007. In addition, he is also Medco’s Senior Vice President of Channel and Generic Strategy. Prior to joining Medco in 2003, Mr. Kornwasser held positions at Merrill Lynch and Coopers & Lybrand and served as an associate professor at Yeshiva University. He is a board member of the National Bank of California. Mr. Kornwasser received his B.S. in Accounting from Yeshiva University in 1992 and his Master in Business Administration from Harvard Business School in 1996.

George Weathersby has served as a director since February 2008. Since March 2002, Mr. Weathersby has served as the Chairman and Chief Executive Officer of Genesys Solutions LLC. Mr. Weathersby also currently serves as a director for AOI Medical. Mr. Weathersby received his B.S. in Engineering and Physics, M.S. with a concentration in Nuclear Engineering, and Master in Business Administration with a concentration in Managerial Economics, all from the University of California, Berkeley, in 1965, 1965, and 1967, respectively. In addition, Mr. Weathersby received his Scientæ Magister and Ph.D., both in Decision and Control Theory, from Harvard University in 1968 and 1970.

Election of Officers

Our board of directors elects our officers on an annual basis and our officers serve until their successors are duly elected and qualified. Dr. David Bostwick, our President and Chief Executive Officer, and Richard Bostwick, our General Counsel and Secretary, are brothers.

Board of Directors

Committees of the Board of Directors

Our board of directors will establish three committees prior to the effectiveness of the registration statement: the audit committee, the nominating and corporate governance committee, and the compensation committee.

We believe that our audit and compensation committees will meet the current requirements of the Sarbanes-Oxley Act of 2002 and the NASDAQ Stock Market rules and regulations as they become applicable to us and that our nominating and corporate governance committee will meet the current requirements of the NASDAQ Stock Market rules and regulations as they become applicable to us. Each member of the audit, compensation, and nominating and corporate governance committees will meet the definition of independence established by the NASDAQ Stock Market. The audit committee, compensation committee, and nominating and corporate governance committee will adopt written charters that will be available on our website prior to completion of this offering.

Audit Committee. Our audit committee’s responsibilities will include:

•	appointing a firm to serve as independent auditor to audit our financial statements;

•	discussing the scope and results of the audit with the independent auditor and reviewing with management and the independent auditor our interim and year-end operating results;

•	considering the adequacy of our internal accounting controls and audit procedures; and

•	approving (or, as permitted, pre-approving) all audit and non-audit services to be performed by the independent auditor.

The audit committee will have the sole and direct responsibility for appointing, evaluating, and retaining our independent auditors and for overseeing their work. All audit services and all non-audit services, other than de minimis non-audit services, to be provided to us by our independent auditors must be approved in advance by our audit committee.

The members of our audit committee will be Joel Kimbrough, Walter Hosp, and Eileen Kamerick, and each member of the audit committee will meet the definitions of independence for membership on the audit committee as established by the SEC and NASDAQ. Mr. Hosp will serve as chairperson of the audit committee. The board of directors has determined that Mr. Hosp will be an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K.

Compensation Committee. Our compensation committee’s responsibilities will include:

•	reviewing and approving (or recommending approval of) compensation of our executive officers;

•	administering our stock incentive plans;

•	reviewing and making recommendations to our board of directors with respect to incentive compensation and equity plans;

•	evaluating our Chief Executive Officer’s performance in light of corporate objectives; and

•	setting our Chief Executive Officer’s compensation based on the achievement of corporate objectives.

The members of our compensation committee will be Eileen Kamerick, Laizer Kornwasser, and George Weathersby. Ms. Kamerick will serve as chairperson of the compensation committee. Each member of the compensation committee will meet the definition of independence established by NASDAQ.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee responsibilities will include:

•	identifying, evaluating, and recommending nominees to our board of directors and committees of our board of directors;

•	conducting searches for appropriate directors; and

•	evaluating the performance of our board of directors and of individual directors.

The nominating and corporate governance committee will also be responsible for reviewing developments in corporate governance practices, evaluating the adequacy of our corporate governance practices, and reporting and making recommendations to the board of directors concerning corporate governance matters.

The members of our nominating and corporate governance committee will be Sarah Eames, Jan Hopkins, and George Weathersby. Mr. Weathersby will serve as chairperson of the nominating and corporate governance committee. Each member of the nominating and corporate governance committee will meet the definition of independence established by NASDAQ.

Election of Directors

In accordance with the terms of our certificate of incorporation, which we intend to adopt in connection with our reincorporation in the State of Delaware prior to the closing of this offering, our board of the directors will be divided into three classes:

•	Class I, whose term will expire at the annual meeting of stockholders to be held in 2008;

•	Class II, whose term will expire at the annual meeting of stockholders to be held in 2009; and

•	Class III, whose term will expire at the annual meeting of stockholders to be held in fiscal year 2010.

At each annual meeting of stockholders, or special meeting in lieu thereof, after the initial classification of the board of directors, the successors to directors whose terms expire at such meeting will be elected to serve from the time of election and qualification until the third annual meeting following election, or special meeting held in lieu of the annual meeting. The number of directors may be changed only by resolution of the board of directors or a super-majority vote of the stockholders. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control of management.

Compensation Committee Interlocks and Insider Participation

During 2007, our full board of directors performed the functions of the compensation committee. None of our current compensation committee members was formerly or during 2007 an officer or employed by us. No executive officer serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Corporate Governance

Prior to the completion of this offering, our board of directors will adopt procedures and policies to comply with the Sarbanes-Oxley Act of 2002 and the rules adopted by the SEC and the NASDAQ Stock Market, including a code of conduct and ethics applicable to our officers, directors, and employees. Upon completion of this offering, our code of conduct and ethics will be available on our website at www.bostwicklaboratories.com.

Director Compensation

Dr. David Bostwick was the sole member of our board of directors in 2007, and we have paid no compensation to Dr. Bostwick for his service on the board of directors.

On February 18, 2008, our board of directors adopted a compensation program for non-employee directors. Pursuant to this program, each non-employee director receives a $20,000 annual retainer. The annual retainer will be credited to directors annually beginning with each year’s annual stockholders’ meeting; provided, however, that for the first year, the annual payment was paid on February 20, 2008. Under the program, non-employee directors also receive $1,250 for each board meeting attended, plus reimbursement of expenses. The chairperson of the compensation committee and the nominating and corporate governance committee also receive a supplemental $5,000 annual retainer, and the chairperson of the audit committee receives a supplemental $10,000 annual retainer. Additionally, the lead independent director will receive a $10,000 supplemental annual retainer. The supplemental annual retainers for the committee chairpersons and the lead independent director are paid on the same schedule as the annual retainers for the board of directors.

Under the non-employee director compensation program, each non-employee director who joins our board of directors receives a stock option exercisable for 15,000 shares of our common stock, with an exercise price equal to the fair market value per share of our common stock on the grant date. These stock option awards vest in three equal annual installments on the date of grant and the first and second anniversaries of the director’s date of election or appointment to our board of directors.

We do not pay separate director compensation to our employee directors, but we do compensate them for their services other than as a director. Those compensation arrangements are described under the heading “Management and Board of Directors-Executive Compensation” included elsewhere in this prospectus.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

In the paragraphs that follow, we provide an overview and analysis of our compensation program and policies, the material compensation decisions we have made under those programs and policies with respect to our named executive officers, and the material factors that we considered in making those decisions. Following this discussion, you will find a series of tables containing specific data about the compensation earned or paid in 2007 to the following individuals, whom we refer to as our named executive officers:

•	David Bostwick, M.D, M.B.A., our Chief Executive Officer, President, Chief Medical Director, and Chairman of the Board,

•	Gary Levine, our Chief Financial Officer and current Treasurer,

•	Richard Bostwick, Esq., our General Counsel and Secretary, and

•	Jed Fulk, our Executive Vice President of Sales and Marketing and former Treasurer.

We do not have any additional executive officers. The discussion below is intended to help you understand the detailed information provided in the tables that follow, in the context of our overall compensation program and our business strategy.

Overview and Objectives of our Compensation Program

Dr. Bostwick founded our company in 1999 and was the sole member of our board of directors until February 2008. Until mid-2007 Dr. Bostwick also was our sole executive officer. Mr. Levine joined as our Chief Financial Officer in June 2007 and assumed the role of treasurer, previously held by Mr. Fulk, in November 2007. Mr. Richard Bostwick joined as General Counsel in August 2007. Our compensation objectives as a privately-held company were to recruit and retain a talented team of employees to grow and develop our business, and to reward those employees for accomplishments related to our growth and development.

How We Set Compensation

Historically, Dr. Bostwick determined the compensation for all of our employees. As the sole member of the board of directors during 2007, Dr. Bostwick had decision-making authority for the compensation of all executives, including our named executive officers. Mr. Levine, together with the Director of Human Resources, assisted Dr. Bostwick with compensation decisions for Mr. Richard Bostwick, as explained in detail below. In setting compensation, Dr. Bostwick did not seek to allocate long-term and current compensation, or cash and non-cash compensation, in any particular percentage. Instead, he reviewed each element of compensation independently and determined the appropriate amount for each element, as discussed below.

Our historical compensation-setting processes were effective for a privately-held company. However, going forward, we intend to adjust some of our practices to reflect our new status as a publicly-held company. In furtherance of this objective, in November 2007, we engaged an independent compensation consultant, Mercer, to assist us with reviewing our compensation program and setting compensation for fiscal year 2008. Mercer’s review did not impact our compensation program for fiscal 2007. We discuss Mercer’s review and certain changes to our compensation program based on this review under the heading “Executive Compensation—Changes for 2008” included elsewhere in this prospectus.

In addition, prior to completion of our initial public offering, our board of directors will appoint a compensation committee. The compensation committee, with input from Dr. Bostwick, will set and determine the compensation of our executive officers the future. In this regard, our compensation committee will review and recommend approval of compensation for our executive officers, administer our stock incentive plans, and review and make recommendations to our board with respect to incentive compensation and equity plans. The compensation committee will have sole authority to evaluate our Chief Executive Officer’s performance in light of corporate objectives and to set our Chief Executive Officer’s compensation based on the achievement of corporate objectives.

2007 Elements of Compensation

The key elements of compensation for our named executive officers in 2007 consisted of base salary, annual cash bonuses, and long-term equity awards in the form of stock options. We also provided our named executive officers with certain limited benefits. In 2007, Dr. Bostwick was the only executive with whom we had an employment agreement. This agreement provided him with certain guaranteed benefits, as described later in this discussion.

Base Salaries. Base salaries provide the fixed portion of compensation for our named executive officers and are intended to reward core competence in the executive role relative to skill, experience, and contributions to our company. In determining the 2007 base salaries of our named executive officers, Dr. Bostwick reviewed the experience, qualifications, and performance of each officer and the duties and level of responsibilities associated with that executive officer’s position. The executive recruiter assisting us in our search for a chief financial officer provided information related to the current market salary for this position. Based on this market information, Dr. Bostwick’s knowledge of the industry, and Mr. Levine’s and Mr. Richard Bostwick’s experience, Dr. Bostwick determined the appropriate base salary for Mr. Levine and Mr. Richard Bostwick.

Due to his position as Executive Vice President, Sales & Marketing, Mr. Fulk is eligible for sales commissions equal to one-half of a percent of revenues, excluding revenues from certain payors, in addition to his base salary.

The 2007 base salaries of our named executive officers are shown in the “Salary” column of the Summary Compensation Table included elsewhere in this prospectus.

Annual Cash Bonuses. Annual bonuses reward our named executive officers for their contribution to our financial goals and achievement of individual objectives. In 2007, we did not have a formal bonus program, and we did not establish threshold, target, or maximum bonus payout levels. Dr. Bostwick determined the amount of 2007 bonuses through an assessment of our company performance and each named executive officer’s achievement of individual objectives during 2007.

Dr. Bostwick reviewed our overall company performance, with particular emphasis on revenues, operating earnings, and accession volume. Each of these financial measures is an important driver of our business:

•

Revenues are an important measure of our growth, and consistent growth and profitability is critical to our business plan. As discussed earlier in this prospectus, our revenues for the year ended December 31, 2007 increased 76.0 percent over the year ended December 31, 2006.

•	Operating earnings provides a focus on driving profitable growth.

•

Accession volume refers to the number of accessions for which we complete diagnostic tests. This is an important measure of our performance because it directly relates to our revenues. The increase in our revenues for the year ended December 31, 2007 over the year ended December 31, 2006 was primarily due to accession volume increases of 82.6 percent during the same period.

No formal targets or goals were pre-established for 2007 with respect to these elements of company performance.

In addition to company performance criteria, Dr. Bostwick considered the performance of the named executive officers, including achievement of individual objectives, in determining annual bonus amounts for 2007. Each named executive officer’s individual objectives is integrally related to our growth strategy discussed throughout this prospectus.

For 2007, our named executive officers’ annual bonus amounts reflected achievement of the following individual objectives:

Dr. Bostwick. Dr. Bostwick’s business development objectives included launching new lines of business, expanding operations into new geographic areas, expanding our test menu and clinical trials services, and pursuing merger and acquisition opportunities. He was also provided with personnel objectives to hire and recruit executives, well-known pathologists, and members of the board of directors. Financially, Dr. Bostwick’s objectives included increasing revenue and improving profitability.

Mr. Levine. Mr. Levine’s goals were primarily related to operations and included improving the company’s internal controls and financial reporting systems, implementing new financial systems such as payroll and accounts payable, implementing new budgeting and forecasting processes, developing operating and financial performance metrics, developing a strategic plan, and preparing for our initial public offering. Mr. Levine also had financial objectives to reduce costs and improve operating margin, as well as personnel objectives to assist Dr. Bostwick in recruiting board members.

Mr. Fulk. Mr. Fulk was provided with business and product development goals to launch new lines of business and expanding operations into new geographic areas; personnel goals to recruit sales representatives for new lines of business and hire additional marketing personnel; and financial goals to increase sales by 75 percent.

Mr. Richard Bostwick. Mr. Bostwick’s objectives included reviewing existing insurance policies, coordinating adoption of a new stock option plan, reviewing compliance with state laws regarding various licensing requirements, and assisting Mr. Levine in preparing for our initial public offering.

In October 2007, Dr. Bostwick, as our sole director, determined and approved the 2007 bonus awards for our named executive officers (other than himself). His determination of appropriate bonus awards involved a non-formulaic process based on his review of our performance and each officer’s performance generally, and took into consideration the achievement of the objectives described above. Each of our named executive officers achieved his individual objectives. Although Dr. Bostwick achieved his individual objectives, and despite the provision in his employment agreement that allows for bonuses based upon revenue generated from clinical trials, Dr. Bostwick declined to receive a bonus in 2007.

The 2007 annual cash bonuses received by our named executive officers are shown in the “Bonus” column of the Summary Compensation Table included elsewhere in this prospectus.

Long-Term Equity Incentives

We provide long-term incentive opportunity for our employees in the form of stock options, because these awards encourage employees to focus not only on annual, short-term performance, but also long-term performance that will drive the value of our common stock. In 2004 and 2007, we granted stock options under the Amended and Restated 2004 Stock Incentive Plan. In both 2004 and 2007, we granted stock options in the first quarter of our fiscal year and in connection with commencement of employment.

2007 Stock Option Grant. In 2007, our guidelines for determining the number of stock options to grant to our employees were based on the employee’s number of months of service and his or her position within our company. We established a number of stock options available per month of eligibility, based upon the responsibilities and contributions relative to the employee category. We maintain discretion to adjust the number of stock options granted above or below the number that would be dictated by the guidelines as we deem to be appropriate in light of performance and any other relevant factors. As executives, in 2007, Dr. Bostwick and Mr. Fulk were eligible to receive 2,000 stock options per month of eligibility up to 24 months, and each received the maximum number of 48,000.

Mr. Levine and Mr. Richard Bostwick were each granted 6,000 stock options in connection with the commencement of their employment with us in 2007. The number of options granted to Messrs. Levine and Bostwick was commensurate with our prior practice for option grants for new hires in similar positions and with similar skills.

The stock options granted in 2007 will vest and become fully exercisable upon the completion of our initial public offering. For a privately-held company with an objective of successfully completing an initial public offering, this vesting accelerator was appropriate. Mr. Fulk also holds stock options granted in 2004 that have the same vesting terms. However, as discussed below, options granted in February 2008 will not vest upon the completion of our initial public offering. This change in vesting terms reflects a shift in the goals on which we desire to encourage our executives to focus—from achieving the successful completion of our initial public offering to promoting our long-term growth as a public company and increasing our stock price and value for our stockholders. In addition, service-based vesting will promote retention of our executives following our initial public offering.

Additional details regarding the 2007 option grants may be found in the Grants of Plan-Based Awards table included elsewhere in this prospectus.

Other Benefits

Our named executive officers participate in various health, life, and disability insurance programs that are generally made available to all salaried employees. We also maintain a 401(k) plan, which is a tax-qualified defined contribution benefit plan covering substantially all our employees. Each employee who elects to participate is eligible to receive company matching contributions. We contribute 25 percent of up to six percent of an employee’s base contribution. In 2007, we did not offer any additional retirement or deferred compensation plans for our named executive officers. We did not provide any perquisites to our named executive officers in 2007.

Employment and Severance Arrangements

Dr. Bostwick is the only one of our officers with whom we currently have an employment agreement or any kind of severance arrangement. Pursuant to his employment agreement, Dr. Bostwick is entitled to an annual base salary and bonuses based on revenue generated from certain clinical trials. He is also entitled to participate in all fringe benefit and welfare plans and programs offered by us to our officers from time to time.

Other Policies Related to our Compensation Program

Stock Ownership Guidelines

We do not currently have stock ownership guidelines for our named executive officers. We anticipate adopting such guidelines in fiscal year 2008.

Accounting and Tax Treatment of Various Forms of Compensation

Historically, we granted “incentive stock options,” qualified under Section 422 of the Internal Revenue Code, to our employees. Incentive stock options may provide tax advantages to the optionees if applicable conditions are met, as described below. However, we are not entitled to a federal tax deduction with respect to these types of option awards. Going forward, we intend to grant nonstatutory stock options to preserve the tax deductability of the compensation at the time of exercise.

Section 162(m) of the Internal Revenue Code places a limit of $1 million on the amount of compensation that public companies may deduct in any one year with respect to its named executive officers. In fiscal 2007, as a privately-held company, Section 162(m) of the Internal Revenue Code did not apply to us. To the extent that we compensate our named executive officers in excess of the $1 million limit in the future, we expect to design our compensation programs to meet the qualified performance-based requirements. However, to maintain flexibility in compensating our executives, the compensation committee will reserve the right to use its judgment to authorize compensation payments that may be subject to the limit when the compensation committee believes that such payments are appropriate.

The accounting treatment of various forms of compensation has not had an impact on our compensation program to date.

Changes for 2008

Review of Compensation Program and Peer Group Review

We engaged Mercer in November 2007 to analyze our compensation program and make recommendations for a compensation program appropriate to a company whose stock is publicly traded. Mercer reviewed our program from the standpoint of (a) base salaries, (b) total cash compensation (base salary and annual bonus), and (c) total direct compensation (base salary, annual bonus and long-term incentive) for certain executive positions, as well as our equity grant practices, against a number of market data sources.

Mercer conducted a competitive market assessment of the compensation levels of our named executive officers compared to a proxy peer group assembled by Mercer and consisting of the following companies, which we refer to as our industry peer group:

Alliance Imaging, Inc.	Medtox Scientific, Inc.
Biosite Incorporated	Monogram Biosciences, Inc.
Bio-Reference Laboratories, Inc.	Orchid Cellmark Inc.
Clinical Data, Inc.	Psychemedics Corporation
Genomic Health, Inc.	Radnet, Inc.

These companies were selected based on their similarities to the company in industry focus, size and complexity.

Mercer also reviewed competitive market data of the compensation levels of our named executive officers compared to Mercer’s survey of its biotech and broader industry executive compensation data base.

As mentioned above, the results of the Mercer study did not impact the compensation that we paid to our named executive officers in 2007. Mercer’s study found that the base salary for Dr. Bostwick was above the 75th percentile of the market index for the chief executive officer position, and the base salaries for Mr. Levine and Mr. Fulk fell below the 25th percentile for our the chief financial officer and EVP sales and marketing position in the market group. Mr. Richard Bostwick’s position was not included in this Mercer study because we determined that we could obtain an understanding of appropriate compensation for his position based on the other positions reviewed. We increased Mr. Levine’s base salary for fiscal 2008 to $250,000, an increase of 35.1 percent. This adjustment brings Mr. Levine’s total direct compensation to approximately the 50th percentile of our peer group, and also reflects his significant accomplishments in fiscal year 2007, as discussed above under “Annual Cash Bonuses.” We determined not to adjust the base salaries for Dr. Bostwick and Mr. Fulk because their total compensation was in line with comparable executives with similar qualifications in similar positions.

Adoption of the 2008 Equity Incentive Plan and 2008 Stock Option Grants

On February 18, 2008, Dr. Bostwick, as the sole director and stockholder, approved the 2008 Equity Incentive Plan. We adopted a new equity incentive plan because it allows us greater flexibility and alternatives for award design, as compared to the Amended and Restated 2004 Stock Incentive Plan, which provides only for grants of stock options and restricted stock. The 2008 Equity Incentive Plan is a broad-based plan that allows us to grant a variety of equity incentive awards, including stock options, restricted stock, performance awards, and phantom stock. A detailed description of the 2008 Equity Incentive is included under the subheading “Executive Compensation—Equity Benefit Plans” included elsewhere in this prospectus. We do not anticipate granting any additional awards under the Amended and Restated 2004 Stock Incentive Plan.

On February 18, 2008, Dr. Bostwick also approved the grant of stock options to Messrs. Levine and Richard Bostwick, as well as to other employees, except Dr. Bostwick and Mr. Fulk. Dr. Bostwick and Mr. Fulk did not receive an option grant in February 2008 because each has achieved the maximum number of options available to them based on the eligibility guidelines described above. Although the general guidelines remained the same, we adjusted the number of options per month of eligibility for executives in 2008 (from 2,000 to 750 per month), based upon the recommendations of our Chief Financial Officer after his review of the competitive market and our industry. We also credited employees for service through May 2008. These guidelines were in place for the February 2008 grant but will not govern any grants made after the completion of our initial public offering.

Mr. Richard Bostwick received 6,975 options and Mr. Levine received 19,300 options. We exercised our discretion to award options in excess of the number that would have been awarded based on the eligibility guidelines alone. Due to Mr. Levine’s assumption of responsibilities that surpassed those ordinarily associated with a chief financial officer, he received a number of options that exceeded that which would have been dictated by the guidelines.

The February 2008 options granted to employees vest ratably over four years, and will become 100 percent vested and exercisable upon the termination of an optionee’s employment by us without cause within three months of a change of control of our company. As mentioned above, the February 2008 options do not vest upon the completion of our initial public offering.

Summary Compensation Table

The following table sets forth the cash and other compensation that we paid to our named executive officers, or that was otherwise earned by our named executive officers, for their services in all capacities during the last fiscal year.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Option Awards ($)(3)	All Other Compensation ($)(4)	Total ($)
Dr. David Bostwick	2007	861,100	—	100,819	3,300	965,219
Chief Executive Officer, President, Chief Medical Director, and Chairman of the Board

Gary Levine	2007	101,990	200,000	12,602	—	314,592
Chief Financial Officer and Treasurer(5)

Richard Bostwick	2007	61,124	12,000	12,602	—	85,726
General Counsel and Secretary(6)

Jed Fulk	2007	519,625	200,000	100,819	3,300	823,744
Executive Vice President of Sales and Marketing

(1)	Reflects the base salary earned by our named executive officers in fiscal year 2007. For Mr. Fulk, the amount includes (i) base salary of $125,000 and (ii) sales commissions of $394,625.
(2)	Reflects the dollar value of bonuses earned during fiscal year 2007. For more information regarding the annual bonuses for our named executive officers, please see the information under the heading “Compensation Discussion and Analysis” included elsewhere in this prospectus.
(3)	Reflects the dollar amount we recognized in 2007 for financial statement purposes relating to option awards, disregarding for this purpose the estimate of forfeitures related to service-based vesting conditions. The fair values of the option awards and the amounts expensed were determined in accordance with SFAS 123R. The assumptions used in determining the grant date fair values of the options are set forth under the subheading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Stock-based Compensation,” included elsewhere in this prospectus. The options for which expense is shown in this table include the options granted in 2007 and reflected in the Grants of Plan-Based Awards table.
(4)	Reflects the dollar value of employer contributions to our 401(k) Plan.
(5)	Mr. Levine joined the company on June 18, 2007, and his 2007 salary represents the pro-rated amount of his $185,000 base salary earned from such date through December 31, 2007.
(6)	Mr. Richard Bostwick joined the company on August 27, 2007, and his 2007 salary represents the pro-rated amount of his $175,000 base salary earned from such date through December 31, 2007. Mr. Richard Bostwick is Dr. Bostwick’s brother.

Grants of Plan-Based Awards Table

The following table sets forth the individual grants of awards made to each of our named executive officers during fiscal year 2007.

2007 Grants of Plan-Based Awards

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)		Exercise or Base Price of Option Awards ($/Sh) (3)	Grant Date Fair Value of Stock and Option Awards (4)
Dr. Bostwick	01/04/07	48,000	(1)	5.24	$122,400
Mr. Levine	06/18/07	6,000	(2)	5.24	$15,300
Mr. Bostwick	08/27/07	6,000	(2)	5.24	$15,300
Mr. Fulk	01/04/07	48,000	(1)	5.24	$122,400

(1)	Reflects award of time-vesting stock options granted under the Amended and Restated 2004 Stock Incentive Plan. This award was fully vested as to one-half of the options on the date of grant, vested an additional one-quarter of the options on June 1, 2007 and will become fully vested and exercisable on the earliest of June 1, 2008, the completion of the initial public offering of our common stock, or the executive’s termination of employment without cause within three months following a change in control. Dr. Bostwick, as the sole member of our board of directors in fiscal year 2007, approved these stock options on the date of grant.
(2)	Reflects award of time-vesting stock options granted under the Amended and Restated 2004 Stock Incentive Plan. This award was fully vested as to two-thirds of the options on the date of grant and will vest as to one-third of the options on the earlier of the completion of the initial public offering of our common stock or the first anniversary of the date of grant. Dr. Bostwick, as the sole member of our board of directors in fiscal year 2007, approved these stock options on the date of grant.
(3)	Reflects the per-share exercise price of the options, which is equal to the fair market value of a share of our common stock on the grant date as determined by our board of directors. A description of the process used in determining the fair market value of our common stock is set forth under the subheading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Stock-based Compensation,” included elsewhere this prospectus.
(4)	Reflects the grant date fair value of each award, determined pursuant to SFAS 123R.

Employment Agreement with Dr. Bostwick

We have an employment agreement with Dr. Bostwick, our Chief Executive Officer, President, Chief Medical Director and Chairman of the Board, which was in place during 2007. Pursuant to his employment agreement, Dr. Bostwick is entitled to an annual base salary, initially set at $300,000, subject to increase each year as determined by the board of directors. As discussed in the Compensation Discussion and Analysis, Dr. Bostwick, as the sole member of our board of directors, historically determined the compensation for all employees. However, going forward, our newly appointed compensation committee will have responsibility for reviewing and approving Dr. Bostwick’s compensation. Dr. Bostwick is also entitled to receive bonuses under his employment agreement based on revenue generated from certain clinical trials, as follows: 10 percent of all revenue received by us from any clinical research agreements we enter into; 50 percent of all revenue generated by second opinions Dr. Bostwick delivers pursuant to any clinical trials; and 50 percent of all revenue generated by us from second opinions (not including those opinions Dr. Bostwick delivers pursuant to any clinical trials). He is also entitled to participate in any stock option, fringe benefit, and welfare plans and programs offered by us to our officers from time to time. The agreement and Dr. Bostwick’s employment will terminate upon Dr. Bostwick’s death or permanent disability. We may terminate the agreement only for cause, as defined in the agreement, and Dr. Bostwick may terminate his employment voluntarily at any time. More information about Dr. Bostwick’s employment agreement and the benefits it confers upon termination of employment is contained under the subheading “Executive Compensation—Potential Payments Upon Termination or Change-in-Control.”

Outstanding Equity Awards at Fiscal Year-End Table

The following table provides information concerning unexercised options outstanding as of December 31, 2007, the end of our last completed fiscal year, for each of our named executive officers.

Outstanding Equity Awards at 2007 Fiscal Year-End

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Dr. Bostwick	36,000	(1)	12,000	(1)	5.24	01/04/2017
Mr. Levine	4,000	(2)	2,000	(2)	5.24	06/18/2017
Mr. Bostwick	4,000	(3)	2,000	(3)	5.24	08/27/2017
Mr. Fulk	36,000	(1)	12,000	(1)	5.24	01/04/2017
Mr. Fulk	6,401		—		2.50	10/18/2014

(1)	Reflects awards of time-vesting stock options on January 4, 2007 granted under the Amended and Restated 2004 Stock Incentive Plan, which awards vested as to one-half of the options on the date of grant, vested an additional one-quarter of the options on June 1, 2007, and vest the remaining options on June 1, 2008. The stock options will vest as to 100% of the options upon the completion of the initial public offering of our common stock or upon the executive’s termination of employment without cause within three months following a change in control.
(2)	Reflects award of time-vesting stock options granted on June 18, 2007 under the Amended and Restated 2004 Stock Incentive Plan, which award was fully vested as to two-thirds of the options on the date of grant and will vest as to one-third of the options on the earlier of the completion of the initial public offering of our common stock or the first anniversary of the date of grant.
(3)	Reflects award of time-vesting stock options granted on August 27, 2007 under the Amended and Restated 2004 Stock Incentive Plan, which award was fully vested as to two-thirds of the options on the date of grant and will vest as to one-third of the options on the earlier of the completion of the initial public offering of our common stock or the first anniversary of the date of grant.

Potential Payments Upon Termination or Change-in-Control

As described above, we have an employment agreement with Dr. Bostwick, but we do not have an employment agreement with any of our other named executive officers, nor any non-compete, non-solicitation, or non-disparagement agreements with our named executive officers.

Termination of Employment by Reason of Death or Permanent Disability. If Dr. Bostwick’s employment is terminated by reason of his death or permanent disability, Dr. Bostwick will be entitled to all accrued compensation, bonuses, fringe benefits, and life and disability insurance benefits. We will also continue to provide all medical, health, dental, and similar benefits for Dr. Bostwick’s spouse and dependent children for 18 months. The other named executive officers are not parties to any arrangements that would provide any special benefits payable upon their termination of employment by reason of death or disability.

Non-Renewal of Employment Agreement by the Company. Dr. Bostwick’s employment contract automatically renews for successive one-year terms each January 1, unless either party gives written notice of non-renewal at least six months prior to the expiration of the then-current term. If we decide to terminate the employment contract (other than for cause or by reason of death or disability), we must continue to meet our obligations to pay Dr. Bostwick’s compensation under the contract for at least six months and not more than 18 months, depending on when we give notice.

Termination of Employment by the Company for Cause. If Dr. Bostwick’s employment is terminated by us for cause (as defined in the employment agreement), Dr. Bostwick will be entitled to his accrued compensation.

Voluntary Termination of Employment by Executive. If Dr. Bostwick terminates his employment with us voluntarily, he will be entitled to receive two months of base salary, or base salary for such longer period of time as agreed between Dr. Bostwick and us. As a condition to receipt of such additional compensation, Dr. Bostwick agrees to cooperate with us to provide for an orderly transition to his successor. The other named executive officers are not parties to any arrangements that would provide any special benefits payable upon their voluntary termination of employment.

Summary of Termination Payments and Benefits

The following table summarizes the approximate value of the termination payments and benefits that each of our named executive officers would receive if he had terminated employment at the close of business on December 31, 2007, the last business day of our last completed fiscal year. The table does not include certain amounts that the named executive officers would be entitled to receive under certain plans or arrangements that do not discriminate in scope, terms or operation, in favor of our executive officers and that are generally available to all salaried employees, such as our 401(k) plan. It also does not include values of awards that would vest normally prior to December 31, 2007.

	Dr. Bostwick	Mr. Levine	Mr. Bostwick	Mr. Fulk
Voluntary Termination By Executive(1)	$143,517	—	—	—

Non-Renewal of Employment Agreement by the Company(2)	$861,100	—	—	—

Death(3)	$1,086,310	—	—	—

Disability(4)	$86,310	—	—	—

By Company for Cause	—	—	—	—

(1)	Reflects payments equal to two months of base salary. As described above, we and Dr. Bostwick may agree, at the time of his voluntary termination of employment, to provide additional payments.
(2)	Reflects one year of base salary. Assumes we provided notice of non-renewal on December 31, 2007, which is less than 6 months prior to the next auto-renewal date, January 1, 2008. Pursuant to the terms of the employment agreement, Dr. Bostwick would be entitled to receive his base salary through the end of such term - December 31, 2008. He would also be entitled to any bonus earned through December 31, 2008.
(3)	Reflects $1 million life insurance policy and the approximate value of continuation of medical benefits for 18 months.
(4)	Reflects the approximate value of continuation of medical benefits for 18 months.

Equity Benefit Plans

We maintain two equity benefit plans–the Amended and Restated 2004 Stock Incentive Plan and the 2008 Equity Incentive Plan.

Amended and Restated 2004 Stock Incentive Plan

On September 15, 2004, our board of directors and stockholders adopted our Amended and Restated 2004 Stock Incentive Plan, which we refer to as the 2004 Plan, and it became effective on October 1, 2004. The 2004 Plan was amended and restated by the board of directors and our stockholders on December 31, 2006 and September 19, 2007. The material terms of the 2004 Plan are described below.

Purpose. The purpose of the 2004 Plan is to further our long-term stability and financial success by attracting and retaining employees through the use of stock incentives.

Eligible Participants. Employees of our company are eligible to participate in the 2004 Plan. No awards may be granted to our non-employee directors or consultants.

Form of Awards. The 2004 Plan authorizes the granting of awards to employees in the following forms:

•	options to purchase shares of our common stock, which may be nonstatutory stock options or incentive stock options under Section 422(b) of the Internal Revenue Code; and

•

restricted stock, which entitles the recipient to certain stockholder rights (including the right to receive dividends and vote the shares), but which is subject to restrictions on transferability and other restrictions as determined by the board of directors or committee thereof.

Authorized Shares. The number of shares reserved and available for issuance under the 2004 Plan is 2,222,222 shares. The maximum number of shares with respect to which an award may be granted in any calendar year to any grantee during such calendar year is 100,000 shares.

Administration. The 2004 Plan is administered by a committee appointed by the board of directors or the board of directors. The committee or the board of directors may:

•	designate eligible participants;

•	designate the time at which awards will be granted;

•	determine the type or types of awards to be granted to each participant and the number, terms and conditions of each award;

•	determine the fair market value of company common stock;

•	determine whether a change in control exists;

•	determine conditions relating to the length of time before disposition of shares received under the 2004 Plan and notice provisions regarding sale of shares acquired under the 2004 Plan;

•	determine whether to approve a participant’s election with respect to applicable withholding taxes;

•	amend the terms of previously granted awards, as provided in the 2004 Plan; and

•	adopt rules and regulations for carrying out the 2004 Plan and construe and interpret the 2004 Plan and award agreements.

Changes in Capital Structure. In the event we distribute to our stockholders a dividend, or sell or cause to be sold to a person other than the company or a subsidiary, shares of stock in any corporation which, immediately before the distribution or sale, was a majority owned subsidiary of the company, the committee may make adjustments as it deems necessary including adjustments in the numbers and kind of shares or other securities to be issued under the 2004 Plan, the exercise price of options, and other relevant provisions, and, without limiting the foregoing, may substitute securities of a spinoff company for securities of our company. In the event of a stock dividend, stock split or combination of shares, spin-off, recapitalization or merger in which we are the surviving corporation, or other change in our capital stock (including, but not limited to, the creation or issuance to stockholders generally of rights, options or warrants for the purchase of common stock or preferred stock of the company), the number and kind of shares of stock or securities of the company to be issued under the 2004 Plan, the exercise price of options, and other relevant provisions will be adjusted appropriately.

Change of Control. Upon the occurrence of a change in control, the 2004 Plan gives the committee discretion to take such action as it deems appropriate, including but not limited to accelerate vesting of awards, provide for the purchase or settlement of any award by us in exchange for a cash payment equal to that which could have been obtained upon exercise or payment of such award, make adjustments to outstanding awards to reflect such change in control or cause any outstanding award to be assumed or new rights substituted therefor by the acquiring or surviving entity.

Nontransferability of Awards. In general, awards are not transferable by the participant except by will or by the laws of descent and distribution. The committee may permit the transfer of nonstatutory options (other than transfers for consideration) to immediate family members, to a trust for the benefit of immediate family members, or to a partnership, limited liability company, or other entity of which only immediate family members are partners, members, or interest-holders.

Termination and Amendment. The 2004 Plan will terminate on September 30, 2014, unless earlier terminated by the board. The board may terminate or amend the 2004 Plan at any time, provided, however, that any such amendment or termination may not have an adverse impact on any award previously granted without the participant’s consent. No amendment may be made without stockholder approval if such amendment: (a) increases the total number of shares of company common stock reserved for issuance pursuant to the awards granted under the 2004 Plan, (b) expands the class of persons eligible to receive awards, (c) materially increases the benefits accruing to participants under the 2004 Plan, or (d) otherwise requires stockholder approval if such approval is required by any law, regulation or rule applicable to the 2004 Plan.

Certain Federal Tax Effects of Awards under the 2004 Plan

Nonstatutory Stock Options. There will be no federal income tax consequences to the optionee or to us upon the grant of a nonstatutory stock option under the 2004 Plan. When the optionee exercises a nonstatutory option, however, he or she will recognize ordinary income in an amount equal to the excess of the fair market value of the common stock received upon exercise of the option at the time of exercise over the exercise price, and we will be allowed a corresponding federal income tax deduction. Any gain that the optionee realizes when he or she later sells or disposes of the option shares will be short-term or long-term capital gain, depending on how long the shares were held.

Incentive Stock Options. There will be no federal income tax consequences to the optionee or to us upon the grant of an incentive stock option. If the optionee holds the option shares for the required holding period of at least two years after the date the option was granted and one year after exercise, the difference between the exercise price and the amount realized upon sale or disposition of the option shares will be long-term capital gain or loss, and we will not be entitled to a federal income tax deduction. If the optionee disposes of the option shares in a sale, exchange, or other disqualifying disposition before the required holding period ends, he or she will recognize taxable ordinary income in an amount equal to the excess of the fair market value of the option shares at the time of exercise over the exercise price, and we will be allowed a federal income tax deduction equal to such amount. While the exercise of an incentive stock option does not result in current taxable income, the excess of the fair market value of the option shares at the time of exercise over the exercise price will be an item of adjustment for purposes of determining the optionee’s alternative minimum taxable income.

Restricted Stock. Unless a participant makes an election to accelerate recognition of the income to the date of grant as described below, a participant will not recognize income, and we will not be allowed a tax deduction, at the time a restricted stock award is granted, provided that the award is nontransferable and is subject to a substantial risk of forfeiture. When the restrictions lapse, the participant will recognize ordinary income equal to the fair market value of the common stock as of that date (less any amount he or she paid for the stock), and we will be allowed a corresponding federal income tax deduction at that time, subject to any applicable limitations under Internal Revenue Code Section 162(m). If the participant files an election under Internal Revenue Code Section 83(b) within 30 days after the date of grant of the restricted stock, he or she will recognize ordinary income as of the date of grant equal to the fair market value of the stock as of that date (less any amount paid for the stock), and we will be allowed a corresponding federal income tax deduction at that time, subject to any applicable limitations under Internal Revenue Code Section 162(m). Any future appreciation in the stock will be taxable to the participant at capital gains rates. However, if the stock is later forfeited or decreases in value, the participant will not be able to recover the tax previously paid pursuant to the Internal Revenue Code Section 83(b) election.

Prior Grants under the 2004 Plan

Our named executive officers have received the following number of options granted under the 2004 Plan: Dr. Bostwick 48,000; Mr. Levine, 6,000; Mr. Richard Bostwick, 6,000; and Mr. Fulk, 54,401. Our board of directors has decided not to grant any additional awards pursuant to the 2004 Plan after completion of this offering.

2008 Equity Incentive Plan

On February 18, 2008, our board of directors and stockholders adopted our 2008 Equity Incentive Plan, which we refer to as the 2008 Plan, and it became effective on such date. The material terms of the 2008 Plan are described below.

Purpose. The purpose of the 2008 Plan is to promote the long-term growth and profitability of the company and its subsidiaries by providing key people with incentives to improve stockholder value and contribute to our growth and financial success and by attracting and retaining the best-available persons through the use of stock incentives.

Eligible Participants. All employees, officers and directors of, and other individuals providing bona fide services to or for, the company or our affiliates are eligible to participate in the 2008 Plan.

Form of Awards. The 2008 Plan authorizes the granting of awards to participants in the following forms:

•	options to purchase shares of our common stock, which may be nonstatutory stock options or incentive stock options under Section 422(b) of the Internal Revenue Code;

•

stock appreciation rights, which give the holder the right to receive the excess, if any, of the fair market value of one share of common stock on the date of exercise, over the base price of the stock appreciation right;

•	stock awards, including unrestricted stock or restricted stock (which is subject to restrictions on transferability and other restrictions as determined by the administrator);

•

phantom stock, which is denominated in stock-equivalent units and credited to a bookkeeping reserve account to be settled in common stock, cash or a combination thereof as determined by the administrator;

•	performance awards, which are payable in common stock, cash or a combination thereof upon the attainment of performance goals set by the administrator; and

•

other stock-based awards denominated in cash, common stock, or other securities, stock-equivalent units, stock appreciation units, securities or debentures convertible into common stock or any combination thereof in the discretion of the administrator and may be paid in common stock or other securities, cash or a combination thereof as determined by the administrator.

Authorized Shares. The number of shares reserved and available for issuance under the 2008 Plan is 2,000,000 shares.

Administration. The 2008 Plan is administered by an administrator (or committee) appointed by the board or is administered by the board of directors. The administrator may:

•	designate eligible participants;

•	designate the time at which awards will be granted;

•	determine the type of award to be granted to each participant and the number of shares to be covered by or used for reference purposes for each award;

•	determine the terms and conditions of awards;

•	determine the fair market value of company common stock (pursuant to the terms of the 2008 Plan);

•	amend, extend or renew outstanding awards or accept the surrender of outstanding awards and substitute new awards (pursuant to the terms of the 2008 Plan);

•

accelerate or otherwise change the time in which an award may be exercised or becomes payable and waive or accelerate the lapse of any restriction or condition with respect to an award, including, but not limited to restrictions or conditions with respect to vesting and exercisability following a grantee’s termination of employment or other relationship with the company;

•	establish objectives for earning awards and determine whether such objectives are met;

•	establish, amend, administer or terminate sub-plans; and

•	adopt rules and regulations for carrying out the 2008 Plan and administer and interpret the 2008 Plan and award agreements.

Changes in Capital Structure. In the event of a transaction between the company and its stockholders that causes the per-share value of the common stock to change (including, without limitation, any stock dividend, stock split, spin-off, rights offering, or large nonrecurring cash dividend), the share authorization limits under the 2008 Plan will be adjusted proportionately, and the administrator must make such adjustments to the 2008 Plan and awards as it deems necessary, in its sole discretion, to prevent dilution or enlargement of rights immediately resulting from such transaction. In the event of a stock split, a stock dividend, or a combination or consolidation of the outstanding common stock into a lesser number of shares, the authorization limits under the 2008 Plan will automatically be adjusted proportionately, and the shares then subject to each award will automatically be adjusted proportionately without any change in the aggregate purchase price.

Change in Control. Upon the occurrence of a change in control, the outstanding stock options and other awards that are payable in or convertible into company common stock will terminate unless the surviving or successor entity or a parent thereof provides for the continuation, assumption, or substitution of such awards. All outstanding stock options and other awards will vest and become exercisable to the extent provided for in the applicable grant agreement. Award holders will be permitted, immediately before the change in control, to exercise or convert all portions of such stock options or other awards that are then exercisable or convertible or which become exercisable or convertible upon or prior to the effective time of the change in control.

Nontransferability of Awards. Except as otherwise determined by the administrator, awards are not transferable by the participant except by will or by the laws of descent and distribution.

Termination and Amendment. The 2008 Plan will terminate on February 18, 2018, unless earlier terminated by the board. The board may terminate or amend the 2008 Plan at any time, provided, however, that any such amendment may not have an adverse impact on any award previously granted without the participant’s consent. No amendment may be made without stockholder approval where such approval is required by applicable law or by the rules of any securities exchange or quotation system on which the company’s common stock is traded.

Certain Federal Tax Effects of Awards under the 2008 Plan

Nonstatutory Stock Options. There will be no federal income tax consequences to the optionee or to us upon the grant of a nonstatutory stock option under the 2008 Plan. When the optionee exercises a nonstatutory option, however, he or she will recognize ordinary income in an amount equal to the excess of the fair market value of the common stock received upon exercise of the option at the time of exercise over the exercise price, and we will be allowed a corresponding federal income tax deduction. Any gain that the optionee realizes when he or she later sells or disposes of the option shares will be short-term or long-term capital gain, depending on how long the shares were held.

Incentive Stock Options. There will be no federal income tax consequences to the optionee or to us upon the grant of an incentive stock option. If the optionee holds the option shares for the required holding period of at least two years after the date the option was granted and one year after exercise, the difference between the exercise price and the amount realized upon sale or disposition of the option shares will be long-term capital gain or loss, and we will not be entitled to a federal income tax deduction. If the optionee disposes of the option shares in a sale, exchange, or other disqualifying disposition before the required holding period ends, he or she will recognize taxable ordinary income in an amount equal to the excess of the fair market value of the option shares at the time of exercise over the exercise price, and we will be allowed a federal income tax deduction equal to such amount. While the exercise of an incentive stock option does not result in current taxable income, the excess of the fair market value of the option shares at the time of exercise over the exercise price will be an item of adjustment for purposes of determining the optionee’s alternative minimum taxable income.

Stock Appreciation Rights. A participant receiving a stock appreciation right under the 2008 Plan will not recognize income, and we will not be allowed a tax deduction, at the time the award is granted. When the participant exercises the stock appreciation right, the amount of cash and the fair market value of any shares of common stock received will be ordinary income to the participant and we will be allowed as a corresponding federal income tax deduction at that time.

Stock Awards. Upon receipt of shares of fully-vested stock, the fair market value of the stock will be ordinary income to the participant, and we will be allowed a corresponding federal income tax deduction at that time, subject to any applicable limitations under Internal Revenue Code Section 162(m). With respect to awards of restricted stock, unless a participant makes an election to accelerate recognition of the income to the date of grant as described below, a participant will not recognize income, and we will not be allowed a tax deduction, at the time a restricted stock award is granted, provided that the award is nontransferable and is subject to a substantial risk of forfeiture. When the restrictions lapse, the participant will recognize ordinary income equal to the fair market value of the common stock as of that date (less any amount he or she paid for the stock), and we will be allowed a corresponding federal income tax deduction at that time, subject to any applicable limitations under Internal Revenue Code Section 162(m). If the participant files an election under Internal Revenue Code Section 83(b) within 30 days after the date of grant of the restricted stock, he or she will recognize ordinary income as of the date of grant equal to the fair market value of the stock as of that date (less any amount paid for the stock), and we will be allowed a corresponding federal income tax deduction at that time, subject to any applicable limitations under Internal Revenue Code Section 162(m). Any future appreciation in the stock will be taxable to the participant at capital gains rates. However, if the stock is later forfeited or decreases in value, the participant will not be able to recover the tax previously paid pursuant to the Internal Revenue Code Section 83(b) election.

Phantom Stock. A participant generally will not recognize income, and we will not be allowed a tax deduction, at the time a phantom stock award is granted. Upon receipt of shares of common stock or cash in settlement of a phantom stock award, the cash amount or the fair market value of the common stock as of that date will be ordinary income to the participant, and we will be allowed a corresponding federal income tax deduction at that time, subject to any applicable limitations under Internal Revenue Code Section 162(m).

Performance Awards. A participant generally will not recognize income, and we will not be allowed a tax deduction, at the time a performance award is granted. Upon receipt of shares of common stock or cash in settlement of a performance award, the cash amount or the fair market value of the common stock will be ordinary income to the participant, and we will be allowed a corresponding federal income tax deduction at that time, subject to any applicable limitations under Internal Revenue Code Section 162(m).

Prior Grants under the 2008 Plan

Our named executive officers have received the following number of options granted under the 2008 Plan: Mr. Levine, 19,300 and Mr. Richard Bostwick, 6,975. Dr. Bostwick and Mr. Fulk have not received any stock options under the 2008 Plan as of February 25, 2008. Each of our newly appointed non-employee directors received 15,000 options in connection with his or her initial appointment to the board of directors.

Compensation of Directors

During fiscal year 2007, Dr. Bostwick was the sole member of our board of directors. We did not pay Dr. Bostwick any additional compensation for his service as a director.

Director Compensation Plan

The Bostwick Laboratories, Inc. Director Compensation Plan, which we refer to as the Director Plan, is a sub-plan under the 2008 Equity Incentive Plan through which we compensate our non-employee directors through cash and stock options. The Director Plan became effective on February 20, 2008.

Cash compensation under the Director Plan will be as follows:

Annual Retainer	$20,000
Supplemental Annual Retainer—Chairperson, Audit Committee	$10,000
Supplemental Annual Retainer—Chairperson, Compensation Committee	$5,000
Supplemental Annual Retainer—Chairperson, Nominating and Governance Committee	$5,000
Meeting Fee	$1,250

Each non-employee director will receive, upon initial election or appointment to the board of directors, an option to purchase 15,000 shares of company common stock. The board of directors may determine to annually grant additional options to non-employee directors. The option exercise price will be equal to the fair market value on the grant date and will vest as to one-third on the grant date and as to one-third on each of the first two anniversaries of the grant date. Options will become fully vested on the earlier of (i) the termination of the optionee’s service as a director of the company due to his or her death, disability or termination without cause or (ii) a change in control, if the option is not assumed by the surviving company or equitably converted or substituted. If the optionee’s service as a director of the company terminates for cause, the optionee will forfeit any unvested options.

Each of our directors will be reimbursed for travel expenses related to his or her duties as a member of our board of directors.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth certain information as of February 25, 2008 regarding shares of our common stock authorized for issuance under equity compensation plans:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)(2)
Equity compensation plans approved by security holders(1)	2,120,521	$8.68	2,101,701
Equity compensation plans not approved by security holders	—	—	—
Total

(1)	Bostwick Laboratories, Inc. Amended and Restated 2004 Equity Incentive Plan and Bostwick Laboratories, Inc. 2008 Equity Incentive Plan.
(2)	Our board of directors has decided not to grant any additional awards pursuant to the 2004 Plan after completion of this offering.

Indemnification of Officers and Directors and Limitation of Liability

Prior to the closing of this offering, we will reincorporate in the State of Delaware and adopt and file a certificate of incorporation and bylaws. Our certificate of incorporation and bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on behalf of us. In addition, the certificate of incorporation will provide that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions, or derived an improper personal benefit from their action as directors. We maintain liability insurance that insures our directors and officers against certain losses and that insures us against our obligations to indemnify our directors and officers.

In addition, we will enter into indemnification agreements with each of our directors and officers prior to the closing of this offering. These agreements, among other things, will require us to indemnify each director and officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines, and settlement amounts incurred by the director or officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or officer. At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees, or agents in which indemnification would be required or permitted. We believe provisions in our certificate of incorporation and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock, as of February 25, 2008, by the following individuals or groups:

•	Each of our directors;

•	Each of our named executive officers;

•	All of our directors and executive officers as a group; and

•	Each person, or group of affiliated persons, whom we know beneficially owns more than five percent of our outstanding common stock.

None of our stockholders are selling shares of our common stock in this offering.

Except as indicated by footnote, and except for community property laws where applicable, we believe, based on information provided to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The percentage of beneficial ownership before the offering is based on 20,064,145 shares of common stock outstanding as of February 25, 2008.

Name and Address(1)	Number of Shares(2)	Percent before Offering	Percent after Offering
Directors and Executive Officers:
David Bostwick, M.D., M.B.A.(3)	20,049,500	99.68%
Gary Levine, C.P.A., M.B.A.(4)	4,000	*
Jed Fulk(5)	44,001	*
Richard Bostwick, Esq.(6)	4,000	*
Joel Kimbrough(7)	5,000	*
Sarah Eames(7)	5,000	*
Jan Hopkins(7)	5,000	*
Walter Hosp(7)	5,000	*
Eileen Kamerick(7)	5,000	*
Laizer Kornwasser(7)	5,000	*
George Weathersby(7)	5,000	*
All Directors and Executive Officers as a group (11 persons)(8)	20,136,501	99.69%

*	Less than 1 percent.
(1)	Unless otherwise specified, the address of each beneficial owner listed in the table below is c/o Bostwick Laboratories, Inc., 4355 Innslake Drive, Glen Allen, Virginia 23060.
(2)	Beneficial ownership is determined in accordance with Rule 13d-3 of the Exchange Act and generally includes voting and investment power with respect to securities, subject to community property laws, where applicable.
(3)	Includes 36,000 shares subject to stock options currently exercisable or exercisable within 60 days of February 25, 2008 owned by Dr. David G. Bostwick and 13,500 shares subject to stock options currently exercisable or exercisable within 60 days of February 25, 2008 owned by Dr. Bostwick’s wife, Elizabeth Rafferty. Also includes 852,800 shares owned by The David G. Bostwick and Elizabeth Rafferty Bostwick Family Irrevocable Trust, over which Dr. Bostwick has sole voting and dispositive power.
(4)	Includes 4,000 shares subject to stock options currently exercisable or exercisable within 60 days of February 25, 2008.
(5)	Includes 42,401 shares subject to stock options currently exercisable or exercisable within 60 days of February 25, 2008.
(6)	Includes 4,000 shares subject to stock options currently exercisable or exercisable within 60 days of February 25, 2008.
(7)	Includes 5,000 shares subject to stock options currently exercisable or exercisable within 60 days of February 25, 2008.
(8)	Includes 134,901 shares subject to stock options currently exercisable or exercisable within 60 days of February 25, 2008.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Lease Agreements with Entities Owned by Related Parties

We lease our laboratory facility located in Florida from The RGC Realty Group, LLC, or RGC. Elizabeth Rafferty, the wife of our Chief Executive Officer, Dr. Bostwick, is the sole owner of RGC. Our Florida property constitutes 12,000 square feet under lease through September 2010, with a one-year renewal option. The current annual rent for our Florida laboratory is $192,320. In October 2008, our annual rent increases to $198,330, and in October 2009, our annual rent increases again to $204,340. Our Florida lease also includes an option to purchase and a right of first refusal should another entity or person offer to buy the building. Based on an independent market valuation completed in July 2003, we believe our rent for this property is at fair market value.

Indebtedness with Employees

We have adopted an Employee Loan Policy, under which we may grant loans to our employees. According to the terms of our Employee Loan Policy, an employee may assume only one loan during any 36-month period, and the term of a loan cannot exceed 12 months. Loans are currently limited to a maximum principal of $2,000 and bear interest at the prime rate in effect on the date of the loan request. Each loan is subject to the review and approval of our Chief Executive Officer, Chief Financial Officer, and corporate counsel. In August 2007, we loaned $175,000 at an interest rate of 6.25 percent to our General Counsel and Secretary, Richard Bostwick, under our Employee Loan Policy to assist with Mr. Bostwick’s relocation expenses. Mr. Bostwick repaid the loan in full in October 2007. We have revised our Employee Loan Policy to prohibit any further loans to our executive officers.

Certain Relationships

Mr. Richard Bostwick, our General Counsel and Secretary, and Dr. Bostwick, our President and Chief Executive Officer, are brothers. See “Executive Compensation” included elsewhere in this prospectus for more information on Mr. Richard Bostwick’s compensation. Mr. F. Thomas Rafferty, a shareholder at Ober, Kaler, Grimes & Shriver, P.C., is Dr. Bostwick’s brother-in-law. In 2007, we paid Ober Kaler $243,256 in legal fees.

Participation in Directed Share Program

We expect that our directors, executive officers, employees, and their families will purchase              shares in the directed share program. Please see “Underwriters—Directed Share Program” for more information regarding the directed share program.

Related Person Transaction Policy

Prior to the closing of this offering, our board of directors will adopt a Statement of Policy and Procedures with Respect to Related Person Transactions, which sets forth in writing the policies and procedures for the review, approval or ratification of any transaction (or any series of similar transactions) in which we or any of our subsidiaries, were, are or will be a participant, in which the amount involved exceeds $10,000, and in which any related person had, has or will have a direct or indirect material interest.

Prior to the approval of, entry into or amendment to a related person transaction, the audit committee will review the proposed related person transaction and considers all relevant facts and circumstances, including:

•	the benefits to our company;

•	the impact on the independence of the members of our board of directors;

•	the absence of other unrelated parties to perform similar work for a similar price within a similar timeframe;

•	the terms of the proposed transaction; and

•	the terms available to unrelated third parties or employees generally.

The audit committee will approve only those related person transactions that are in, or are not inconsistent with, the best interests of our company and our stockholders. The audit committee may approve a proposed related person transaction if it finds that it has been fully apprised of all significant conflicts that may exist or otherwise may arise on account of the transaction, it nonetheless believes that we are warranted in entering into the related person transaction, and the audit committee has developed an appropriate plan to manage the potential conflicts of interest.

DESCRIPTION OF CAPITAL STOCK

Upon the closing of this offering, our authorized capital stock will consist of              shares of common stock, $             par value, and              shares of preferred stock, $             par value. The following description summarizes important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant portions of the Delaware General Corporation Law.

Common Stock

General. As of February 25, 2008, there were 20,064,145 shares of our common stock outstanding and 51 stockholders of record. After this offering, there will be              shares of our common stock outstanding, or              shares if the underwriters exercise their over-allotment option in full.

Voting Rights. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose.

Dividends. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds.

Liquidation, Dissolution, and Winding Up. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the prior rights of any preferred stock then outstanding.

Preemptive Rights. Holders of our common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to our common stock.

Assessment. All outstanding shares of our common stock are, and the shares of our common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Options

As of February 25, 2008, options to purchase 2,120,521 shares of common stock at a weighted average exercise price of $8.68 per share were outstanding. The stock options granted to our employees vest over four years, while the options granted to our directors vest over two years. All of our stock options expire on the first to occur of: (i) ten years from the date of grant; (ii) if unvested, immediately upon termination of employment, or service relationship, for any reason, including death or disability; (iii) if vested, one year from the date of termination of employment, or service relationship, for death or disability; (iv) if vested, thirty days from the date of termination of employment, or service relationship, for any reason other than death or disability or cause; or (v) if vested, immediately upon termination of employment, or service relationship, for cause or misconduct. The expiration date of the options cannot be extended.

Anti-Takeover Effects of Provisions of our Certificate of Incorporation and Bylaws and Delaware Law

Some provisions of Delaware law and our certificate of incorporation and bylaws contain provisions that could make the following transactions more difficult: (1) acquisition of us by means of a tender offer; (2) acquisition of us by means of a proxy contest or otherwise; or (3) removal of our incumbent officers and directors. These provisions, summarized below, are intended to encourage persons seeking to acquire control of us to first negotiate with our board of directors. These provisions also serve to discourage hostile takeover practices and inadequate takeover bids.

Undesignated Preferred Stock. Our board of directors has the ability to authorize undesignated preferred stock, which allows the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any unsolicited attempt to change control of our company. This ability may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Stockholder Meetings. Our bylaws provide that a special meeting of stockholders may be called only by our President, our Chief Executive Officer or by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee thereof.

Election and Removal of Directors. Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, with one class being elected each year by our stockholders. Once elected, directors may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds of our shares of outstanding capital stock. For more information on the classified board, refer to the subheading “Management and Board of Directors—Board of Directors—Election of Directors.” This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

Delaware Anti-Takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a Delaware corporation for three years following the date these persons become interested stockholders. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15 percent or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

Special Vote Required for Certain Business Combinations. Our certificate of incorporation provides that business combinations by “interested stockholders” generally require the approval by either the holders of at least two-thirds of our shares of then outstanding capital stock or the majority of our “continuing directors.” An “interested stockholder” in this provision is defined as a person who, together with affiliates and associates, owns, or within two years prior to the determination of interested stockholder status did own, 15 percent or more of our common stock. A “continuing director” is a director who is not affiliated with the interested stockholder seeking to complete the business combination and who was a director before such stockholder became an interested stockholder. Like the Delaware anti-takeover statute, this provision in our certificate of incorporation may have the effect of limiting certain transactions that would otherwise be in the best interests of our stockholders.

Amendment of Certain Provisions in Our Organizational Documents. The amendment of any of the above provisions, except for the undesignated preferred stock provision, would require approval by holders of at least two-thirds of our shares of then outstanding capital stock.

The provisions of Delaware law and our certificate of incorporation and bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. Such provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Limitations of Liability and Indemnification Matters

We have adopted provisions in our certificate of incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duties, except for liability that cannot be eliminated under the Delaware General Corporation Law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following: any breach of their duty of loyalty to the corporation or the stockholders; acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or any transaction from which the director derived an improper personal benefit. This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our bylaws also provide that we will indemnify our directors and executive officers and we may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee, or other agent for any liability arising out of his or her actions in such capacity, regardless of whether our bylaws would permit indemnification. We plan to enter into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our charter documents. These agreements, among other things, will provide for indemnification of our directors and executive officers for expenses, judgments, fines, and settlement amounts incurred by any such person in any action or proceeding arising out of such person’s services as a director or executive officer or at our request.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

NASDAQ Global Market

We intend to apply to have our common stock quoted on the NASDAQ Global Market under the symbol “BOST”.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock, and we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon exercise of options and warrants, in the public market after this offering, or the anticipation of those sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities.

Sales of Restricted Shares

Upon the closing of this offering, we will have outstanding an aggregate of approximately              shares of common stock. Of these shares,              shares of common stock to be sold in this offering, or              shares if the underwriters exercise their over-allotment option in full, will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our affiliates, as that term is defined in Rule 144 of the Securities Act. All remaining shares were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701, each of which is discussed below. In addition, upon completion of this offering, we will have outstanding stock options held by employees and directors for the purchase of              shares of common stock.

The holders of all of our currently outstanding stock and holders of substantially all of our currently outstanding stock options are subject to lock-up agreements under which they have agreed not to transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period of 180 days after the date of this prospectus, which is subject to extension in some circumstances, as discussed below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares to be sold in this offering) will be available for sale in the public market as follows:

•	shares will be eligible for sale on the date of this prospectus;

•	shares will be eligible for sale under Rule 144 or Rule 701 ninety days after the date of this prospectus; and

•

             shares will be eligible for sale upon the expiration of the lock-up agreements, as more particularly and except as described below, beginning after expiration of the lock-up period pursuant to Rule 144 or Rule 701.

We expect the remaining              shares to become eligible for future sale in the public market pursuant to Rule 144 at varying times after six months from the date of this prospectus.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate, has not been our affiliate for the previous three months, and who has beneficially owned shares of our common stock for at least six months may sell all such shares. An affiliate or a person who has been our affiliate within the previous 90 days, and who has beneficially owned shares of our common stock for at least six months, may sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume of the common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

All sales under Rule 144 are subject to the availability of current public information about us. Sales under Rule 144 by affiliates or persons who have been affiliates within the previous 90 days are also subject to manner of sale provisions and notice requirements. Upon completion of the 180-day lock-up period, subject to any extension of the lock-up period under circumstances described below, approximately              shares of our outstanding restricted securities will be eligible for sale under Rule 144.

Rule 701

In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with the holding period contained in Rule 144, and, in the case of non-affiliates, without the availability of current public information. Subject to the lock-up period, approximately              shares of common stock will be eligible for sale in accordance with Rule 701.

Lock-up Agreements

The holders of all of our currently outstanding stock and holders of substantially all of our currently outstanding stock options have agreed that, subject to the exceptions described in the “Underwriters” section, without the prior written consent of Banc of America Securities LLC and Wachovia Capital Markets, LLC on behalf of the underwriters, they will not, during the period ending 180 days after the date of this prospectus:

•

directly or indirectly sell, offer, contract or grant any option to sell, pledge, transfer, establish an open “put equivalent position” or liquidate or decrease a “call equivalent position,” or otherwise dispose of or transfer any shares of common stock, options or warrants to acquire shares of Common Stock, or securities exchangeable or exercisable for or convertible into shares of common stock; or

•

enter into any transaction that is designed to, or might reasonably be expected to, result in the disposition of, including the filing of, or participation in the filing of, a registration statement with the SEC in respect of, any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock.

Our stockholders have also agreed not to make any demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

Furthermore, stockholders who purchased shares from us upon exercise of stock options have agreed with us that they will not sell any of their shares for a period of 180 days after the date of this prospectus.

This 180 day period may be extended, however, if (1) during the last 17 days of the 180-day period we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 180-day period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day period. The period of such extension will be 18 days, beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless Banc of America Securities LLC and Wachovia Capital Markets, LLC waive such extension in writing.

Stock Options

We intend to file a registration statement on Form S-8 under the Securities Act covering up to              shares of common stock reserved for issuance under our 2004 Stock Incentive Plan and our 2008 Equity Incentive Plan. This registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or are otherwise subject to the lock-up agreements and manner of sale and notice requirements that apply to affiliates under Rule 144 described above.

FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF COMMON STOCK

General

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock that may be relevant to you if you are a non-U.S. holder that acquires our common stock pursuant to this offering. This discussion is limited to non-U.S. holders who hold our common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code.

This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to you in light of your particular circumstances, and does not address any foreign, state, or local tax consequences. Furthermore, this discussion does not consider specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, specific rules that may apply to certain non-U.S. holders, including banks, insurance companies, or other financial institutions, partnerships or other pass-through entities, U.S. expatriates, dealers and traders in securities, or special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a straddle, hedge or conversion transaction. This discussion is based on provisions of the Code, Treasury Regulations, and administrative and judicial interpretations as of the date of this prospectus. All of these are subject to change, possibly with retroactive effect, or different interpretations. If you are considering buying our common stock, you should consult your own tax advisor about current and possible future tax consequences of holding and disposing of our common stock in your particular situation.

For purposes of this discussion, a non-U.S. holder is a beneficial owner of common stock if that individual is any of the following for U.S. federal income tax purposes:

•	a nonresident alien individual within the meaning of Section 7701(b) of the Internal Revenue Code;

•	a foreign corporation within the meaning of Section 7701(a) of the Internal Revenue Code or other foreign entity taxable as a foreign corporation under U.S. federal income tax law; or

•	a foreign estate or trust within the meaning of Section 7701(a) of the Internal Revenue Code.

If an entity treated as a partnership for U.S. federal income tax purposes holds shares of common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding shares of our common stock, we suggest you consult your own tax advisor.

Distributions

If distributions are paid on the shares of our common stock, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and then will constitute a return of capital that is applied against your tax basis in the common stock to the extent these distributions exceed those earnings and profits. Distributions in excess of our current and accumulated earnings and profits and your tax basis in the common stock (determined on a share by share basis) will be treated as gain from the sale or exchange of the common stock, the treatment of which is discussed below. Dividends paid to a non-U.S. holder that are not effectively connected with the conduct of a U.S. trade or business of the non-U.S. holder will be subject to U.S. federal withholding tax at a 30 percent rate or, if an income tax treaty applies and certain information reporting requirements are satisfied, a lower rate specified by the treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant tax treaty.

The U.S. federal withholding tax generally is imposed on the gross amount of a distribution, regardless of whether we have sufficient earnings and profits to cause the distribution to be a dividend for U.S. federal income tax purposes. However, we may elect to withhold on less than the gross amount of the distribution if we determine that the distribution is not paid out of our current or accumulated earnings and profits, based on our reasonable estimates.

A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax under a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for a refund together with the required information with the Internal Revenue Service. Such a non-U.S. holder may establish entitlement to the benefit of a reduced rate of withholding under such tax treaty by timely filing a properly completed Form W-8BEN with us prior to the payment of a dividend.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business within the United States and, if an applicable tax treaty so provides, are also attributable to a non-U.S. holder’s U.S. permanent establishment, are exempt from U.S. federal withholding tax if the non-U.S. holder furnishes to us or our paying agent a properly completed IRS Form W-8ECI (or successor form) containing the non-U.S. holder’s taxpayer identification number. However, a non-U.S. holder that is exempt from U.S. federal withholding tax on dividends because such dividends are “effectively connected” or attributable to a U.S. permanent establishment under an applicable tax treaty will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates. A non-U.S. holder that is subject to U.S. federal income tax on effectively connected income may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30 percent rate or a lower rate specified by an applicable tax treaty.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax with respect to gain recognized on a sale or other disposition of common stock unless one of the following applies:

•

The gain is effectively connected with a non-U.S. holder’s conduct of a trade or business within the United States and, if an applicable tax treaty so provides, the gain is also attributable to a non-U.S. holder’s U.S. permanent establishment. In such a case the non-U.S. holder generally will be taxed on its net gain derived from the sale at regular graduated U.S. federal income tax rates, and in the case of a foreign corporation, may also be subject to an additional branch profits tax as described above.

•

A non-U.S. holder who is an individual holds our common stock as a capital asset and is present in the United States for 183 or more days in the taxable year of the sale or other disposition, and certain other conditions are met. In such a case, the non-U.S. holder will be subject to a flat 30 percent tax on the gain derived from the sale, which may be offset by certain U.S. source capital losses realized in the taxable year of the sale or other disposition.

•

At any time during the shorter of the 5 year period ending on the date of a sale or other disposition of our stock or the period that the non-U.S. holder held our common stock and, if our common stock is treated as “regularly traded on an established securities market,” the non-U.S. holder owns, or is treated as owning, more than five percent of our common stock at any time within such period, our company is classified as a United States Real Property Holding Corporation, generally defined as a corporation, the fair market value of whose real property interests equals or exceeds 50 percent of the fair market value of its U.S. real property interests, its interests in real property located outside the United States, and any other of its assets used or held for use in a trade or business. Our company believes it is not, and does not anticipate becoming, a United States Real Property Holding Corporation for United States federal income tax purposes.

Information Reporting and Backup Withholding Tax

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to that holder and tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required. Pursuant to an applicable tax treaty or other agreement, copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident.

Under certain circumstances, Treasury regulations require information reporting and backup withholding (currently at a rate of 28 percent), on certain payments on common stock. A non-U.S. holder of common stock that fails to certify its non-U.S. holder status in accordance with applicable Treasury regulations or otherwise establish an exemption may be subject to information reporting and this backup withholding tax on payments of dividends.

Payment of the proceeds of a sale of our common stock by or through a U.S. office of a broker is subject to both information reporting and backup withholding unless the non-U.S. holder certifies to the payor in the manner required as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption. As a general matter, information reporting and backup withholding will not apply to a payment of the proceeds of a sale of our common stock by or through a foreign office of a foreign broker effected outside the United States. However, information reporting requirements, but not backup withholding, will apply to payment of the proceeds of a sale of our common stock by or through a foreign office of a broker effected outside the United States if that broker is:

•	a U.S. person,

•	a foreign person that has derived 50 percent or more of its gross income for specified periods from the conduct of a trade or business in the United States;

•	a “controlled foreign corporation” as defined in the Code; or

•

a foreign partnership that at any time during its tax year either (i) has one or more U.S. persons that, in the aggregate, own more than 50 percent of the income or capital interests in the partnership or (ii) is engaged in the conduct of a trade or business in the United States.

Information reporting requirements will not apply to the payment of the proceeds of a sale of our common stock if the broker receives a statement from the owner, signed under penalty of perjury, certifying such owner’s non-U.S. status or an exemption is otherwise established. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Amounts withheld under the backup withholding rules do not constitute a separate U.S. federal income tax. Rather, any amounts withheld under the backup withholding rules will be refunded or allowed as a credit against the holder’s U.S. federal income tax liability, if any, provided the required information and appropriate claim for refund is filed with the Internal Revenue Service.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is not a citizen or resident, as defined for U.S. federal estate tax purposes, of the United States at the time of death will be included in that individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

The foregoing discussion is a summary of the material federal tax consequences of the ownership, sale or other disposition of our common stock by non-U.S. holders for U.S. federal income and estate tax purposes. You are urged to consult your own tax advisor with respect to the particular tax consequences to you of ownership and disposition of our common stock, including the effect of any state, local, non-U.S. or other tax laws.

UNDERWRITING

Bostwick Laboratories is offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC and Wachovia Capital Markets, LLC are acting as representatives of the underwriters and joint book-running managers of this offering, and William Blair & Company, LLC and Cowen and Company, LLC are acting as co-managers of this offering. We have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of Shares
Banc of America Securities LLC
Wachovia Capital Markets, LLC
William Blair & Company, L.L.C
Cowen and Company, LLC

Total

The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them; however, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us.

The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow a concession of not more than $             per share to selected dealers. The underwriters may also allow, and those dealers may re-allow, a concession of not more than $             per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of the common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

Option to Purchase Additional Shares. We have granted the underwriters an option to purchase up to 15 percent additional shares of our common stock at the same price per share as they are paying for the shares shown in the table above. These additional shares would cover sales by the underwriters which exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time and from time to time, in whole or in part, within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from us in approximately the same proportion as it purchased the shares shown in the table above. We will pay the expenses associated with the exercise of the option.

Discount and Commissions. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming no exercise and full exercise of the underwriters’ option to purchase additional shares.

We estimate that the expenses of the offering to be paid by us, not including underwriting discounts and commissions, will be approximately $            .

Paid by Us
	No Exercise	Full Exercise
Per Share	$	$

Total	$	$

Listing. We expect our common stock to be approved for listing on the NASDAQ Global Market, subject to notice of issuance, under the symbol “BOST”.

Stabilization. In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	syndicate covering transactions;

•	imposition of penalty bids and purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock from us or on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares as referred to above.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The representatives also may impose a penalty bid on underwriters and dealers participating in the offering. This means that the representatives may reclaim from any syndicate members or other dealers participating in the offering the selling concession on shares sold by them and purchased by the representatives in stabilizing or short covering transactions.

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence the activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ Global Market, in the over-the-counter market or otherwise.

In connection with this offering, some underwriters and any selling group members who are qualified market makers on the NASDAQ Global Market may engage in passive market making transactions in our common stock on the NASDAQ Global Market. Passive market making is allowed during the period when the SEC’s rules would otherwise prohibit market activity by the underwriters and dealers who are participating in this offering. Passive market making may occur during the business day before the pricing of this offering, before the commencement of offers or sales of the common stock. A passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for our common stock; but if all independent bids are lowered below the passive market maker’s bid, the passive market maker must also lower its bid once it exceeds specified purchase limits. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in our common stock during the specified period and must be discontinued when that limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in a passive market making and may end passive market making activities at any time.

The underwriters have informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5 percent of the shares of common stock being offered.

IPO Pricing. Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between us and the representatives of the underwriters. Among the factors to be considered in these negotiations are:

•	the history of, and prospects for, our company and the industry in which we compete;

•	our past and present financial performance;

•	an assessment of our management;

•	the present state of our development;

•	the prospects for our future earnings;

•	the prevailing conditions of the applicable United States securities market at the time of this offering;

•	market valuations of publicly traded companies that we and the representatives of the underwriters believe to be comparable to us; and

•	other factors deemed relevant.

The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

Qualified Independent Underwriter. Banc of America Securities LLC is a member of the Financial Industry Regulatory Authority, or FINRA. We expect that more than 10 percent of the net proceeds of this offering will be paid to affiliates of Banc of America Securities LLC as repayment of debt under our Credit Facility, so this offering is being conducted in accordance with the applicable requirements of Conduct Rule 2720 of FINRA regarding the underwriting of securities of a company with which a member has a conflict of interest within the meaning of that rule. Conduct Rule 2720(c)(3) requires that the public offering price of an equity security must be no higher than the price recommended by a qualified independent underwriter which has participated in the preparation of the registration statement and performed its usual standard of due diligence in connection with that preparation. Wachovia Capital Markets, LLC has agreed to act as qualified independent underwriter with respect of this offering. The public offering price of our common stock will be no higher than that recommended by Wachovia Capital Markets, LLC. Wachovia Capital Markets, LLC will not receive any compensation, however, we have agreed to indemnify Wachovia Capital Markets, LLC in its capacity as qualified independent underwriter against certain liabilities under the Securities Act. Additionally, in accordance with Conduct Rule 2720(1), no member of FINRA participating in the offering will execute a transaction in the common stock in a discretionary account without the prior specific written approval of the member’s client.

Lock-up Agreements. We, our directors and executive officers, all of our existing stockholders and selected option holders, representing substantially all of our outstanding options, have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and those holders of stock and options may not, directly or indirectly, offer, sell, contract to sell, pledge, or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of Banc of America Securities LLC and Wachovia Capital Markets, LLC for a period of 180 days from the date of this prospectus. This consent may be given at any time without public notice.

Directed Share Program. At our request, the underwriters have reserved for sale to our directors, executive officers, employees, and their families at the initial public offering price up to 5 percent of the shares being offered by this prospectus. The sale of the reserved shares to these purchasers will be made by             . The purchasers of these shares will not be subject to a lock-up except as required by the Conduct Rules of FINRA, which require a 90-day lock-up if they are affiliated with or associated with FINRA members or if they or members of their immediate families hold senior positions at financial institutions, or to the extent the purchasers are subject to a lock-up agreement with the underwriters as described above. We do not know if our directors, executive officers, employees, and their families will choose to purchase all or any portion of the reserved shares, but any purchases they do make will reduce the number of shares available to the general public. If all of these reserved shares are not purchased, the underwriters will offer the remainder to the general public on the same terms as the other shares offered by this prospectus.

Indemnification. We will indemnify the underwriters against some liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

Selling Restrictions. Each Underwriter intends to comply with all applicable laws and regulations in each jurisdiction in which it acquires, offers, sells or delivers our common stock or has in its possession or distributes this prospectus or any other material.

Each of the underwriters may arrange to sell shares in certain jurisdictions outside the United States, either directly where they are permitted to do so or through affiliates. In that regard, Wachovia Capital Markets, LLC may arrange to sell the shares in certain jurisdictions through an affiliate, Wachovia Securities International Limited, or WSIL. WSIL is a wholly-owned indirect subsidiary of Wachovia Corporation and an affiliate of Wachovia Capital Markets, LLC. WSIL is a UK incorporated investment firm regulated by the Financial Services Authority. Wachovia Securities is the trade name for the corporate and investment banking services of Wachovia Corporation and its affiliates, including Wachovia Capital Markets, LLC and WSIL.

European Economic Area. In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, each of which we refer to as a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, which we refer to as the Relevant Implementation Date, an offer of the common stock to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any Securities may be made at any time under the following exemptions under the Prospectus Directive if they have been implemented in the Relevant Member State:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances falling within Article 3 (2) of the Prospectus Directive,

provided that no such offer of common stock shall result in a requirement for the publication by the company or any Underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of common stock to the public” in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe the common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

France. No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the common stock that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no shares of common stock have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to permitted investors, or Permitted Investors, consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or investors belonging to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account, with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Articles L. 411-2, D. 411-1, D. 411-2, D. 411-4, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French Code Monétaire et Financier and applicable regulations thereunder; none of this prospectus or any other materials related to the offering or information contained therein relating to the common stock has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any Securities acquired by any Permitted Investors may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

United Kingdom. In addition:

•

an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) has only been communicated or caused to be communicated and will only be communicated or caused to be communicated ) in connection with the issue or sale of the Securities in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	all applicable provisions of the FSMA have been complied with and will be complied with, with respect to anything done in relation to the Securities in, from or otherwise involving the United Kingdom.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The common stock is only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Italy. The offering of the common stock has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, or the CONSOB, pursuant to Italian securities legislation and, accordingly, the common stock may not and will not be offered, sold or delivered, nor may or will copies of the prospectus or any other documents relating to the common stock be distributed in Italy, except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended, or the Regulation No. 11522, or (ii) in other circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998, or the Financial Service Act, and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Any offer, sale or delivery of the common stock or distribution of copies of the prospectus or any other document relating to the common stock in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993, as amended, or the Italian Banking Law, Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Any investor purchasing the common stock in the offering is solely responsible for ensuring that any offer or resale of the common stock it purchased in the offering occurs in compliance with applicable laws and regulations.

The prospectus and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of the Financial Service Act and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third-party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Italy has only partially implemented the Prospectus Directive, the provisions under the heading “European Economic Area” above shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospectus Directive

Online Offering. A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. Other than the prospectus in electronic format, the information on any such web site, or accessible through any such web site, is not part of the prospectus. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

Conflicts/Affiliates. The underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us for which services they have received, and may in the future receive, customary fees. Bank of America, N.A., an affiliate of Banc of America Securities LLC, is the lender under Bostwick Laboratories, Inc.’s Credit Facility and Term Loan. The company intends to use part of the proceeds of this offering to repay indebtedness under the Credit Facility.

CHANGE IN ACCOUNTANTS

On September 15, 2006, we terminated our engagement of McGladrey & Pullen, LLP, or McGladrey, as our independent auditors. The audit reports of McGladrey on our financial statements as of and for the years ended December 31, 2005 and 2004 did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles. In September 2006, our board of directors engaged BDO Seidman, LLP as our new independent registered public accounting firm. At no time were there any disagreements with McGladrey on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. The basis for the change was to improve service levels and lower costs.

LEGAL MATTERS

Alston & Bird LLP will pass upon the legality of the shares of common stock to be issued in this offering. Cleary Gottlieb Steen & Hamilton LLP will pass upon certain legal matters in connection with this offering on behalf of the underwriters.

EXPERTS

The financial statements as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007 included in this prospectus have been so included in reliance on the report of BDO Seidman, LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to our common stock offered by this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and the exhibits to the registration statement filed as part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit are qualified in all respects by reference to the actual text of the exhibit. You may read and copy the registration statement, including the exhibits to the registration statement, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov, from which you can electronically access the registration statement, including the exhibits to the registration statement.

As a result of this offering, we will become subject to the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing financial statements that have been examined and reported on, with an opinion expressed by an independent registered public accounting firm. We also maintain an Internet site at www.bostwicklaboratories.com. Our Internet site is not a part of this prospectus.

Bostwick Laboratories, Inc.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Bostwick Laboratories, Inc.

Glen Allen, Virginia

We have audited the accompanying balance sheets of Bostwick Laboratories, Inc. as of December 31, 2007 and 2006 and the related statements of operations, stockholders’ equity (capital deficit), and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bostwick Laboratories, Inc. at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/S/ BDO SEIDMAN, LLP
BDO Seidman, LLP

Richmond, Virginia

March 7, 2008

Bostwick Laboratories, Inc.

Balance Sheets

(in thousands, except share data)

	December 31,
	2007	2006
ASSETS
Current assets
Cash and cash equivalents	$1,775	$1,203
Accounts receivable
Trade, net of allowance for doubtful accounts of $4,401 and $1,095	16,321	6,339
Other	940	2,728
Related party receivables	16	42
Refundable taxes	2,727	2
Prepaid expenses	603	1,367
Note receivable—short term portion	100	94

Total current assets	22,482	11,775
Note receivable—long term portion	44	144
Property and equipment, net	28,533	5,061
Ground lease rights	4,950	—
Other assets	294	995

Total assets	$56,303	$17,975

LIABILITIES AND STOCKHOLDERS’ EQUITY (Capital Deficit)
Current liabilities
Current portion of lines of credit	$1,600	$—
Current portion of notes payable	1,295	147
Current portion of capital lease obligations	535	503
Accounts payable	5,748	3,310
Accrued expenses	3,147	434
Accrued compensation	2,024	837
Deferred revenue	1,357	1,275
Deferred taxes	2,155	1,808

Total current liabilities	17,861	8,315

Long-term liabilities
Line of credit, net of current portion	16,000	—
Capital lease obligations, net of current portion	1,117	818
Notes payable, net of current portion	21,541	—
Deferred rent	223	259
Deferred taxes	591	460

Total long-term liabilities	39,472	1,537

Total liabilities	57,333	9,852

Stockholders’ equity (capital deficit)
Common stock, $0.001 par value; authorized 75,000,000 shares, 20,064,145 and 20,066,337 shares issued and outstanding, respectively	20	20
Additional paid-in capital	4,212	1,245
Retained earnings (deficit)	(5,262)	6,858

Total stockholders’ equity (capital deficit)	(1,030)	8,123

Total liabilities and stockholders’ equity (capital deficit)	$56,303	$17,975

See accompanying summary of accounting policies and notes to financial statements.

Bostwick Laboratories, Inc.

Statements of Operations

(in thousands, except per share data)

	Year ended December 31,
	2007	2006	2005
Revenues	$102,823	$58,425	$30,303
Cost of revenues	38,941	21,146	12,789

Gross profit	63,882	37,279	17,514

Operating expenses:
Sales and marketing	16,354	8,581	5,290
General and administrative	39,768	17,312	11,653

Total operating expenses	56,122	25,893	16,943

Income from operations	7,760	11,386	571

Other income (expense):
Interest expense	(2,552)	(209)	(266)
Interest income	91	39	2
Other income (expense), net	704	(214)	(102)

Total other income (expense)	(1,757)	(384)	(366)

Income before income taxes	6,003	11,002	205
Provision for income taxes	3,711	3,938	153

Net income	$2,292	$7,064	$52

Net income per share:
Basic	$0.11	$0.35	$—
Diluted	$0.11	$0.35	$—
Weighted average common shares outstanding:
Basic	20,065	20,071	20,099
Diluted	20,603	20,160	20,099

See accompanying summary of accounting policies and notes to financial statements.

Bostwick Laboratories, Inc.

Statements of Stockholders’ Equity (capital deficit)

(in thousands)

	Common Stock Shares	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2004	20,108	$20	$1,357	$(258)	$1,119
Stock repurchase	(31)	—	(77)	—	(77)
Net income	—	—	—	52	52

Balance, December 31, 2005	20,077	20	1,280	(206)	1,094
Stock repurchase	(11)	—	(35)	—	(35)
Net income	—	—	—	7,064	7,064

Balance, December 31, 2006	20,066	20	1,245	6,858	8,123
Stock repurchase	(2)	—	(11)	—	(11)
Stock-based compensation	—	—	3,087	—	3,087
Stock option redemption	—	—	(109)	—	(109)
Cash dividends ($0.72 per share)	—	—	—	(14,412)	(14,412)
Net income	—	—	—	2,292	2,292

Balance, December 31, 2007	20,064	$20	$4,212	$(5,262)	$(1,030)

See accompanying summary of accounting policies and notes to financial statements.

Bostwick Laboratories, Inc.

Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2007	2006	2005
Cash Flows from Operating Activities
Net income	$2,292	$7,064	$52
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Loss on sale of property and equipment	116	25	14
Depreciation	2,384	1,652	1,172
Stock-based compensation	3,087	—	—
Deferred taxes	478	1,163	147
Provision for adjustments and uncollectible accounts	7,646	1,665	1,789
Changes in assets and liabilities
(Increase) decrease in assets
Accounts receivable	(17,628)	(4,282)	(3,735)
Other receivables	(842)	89	(327)
Prepaid expenses and other	1,534	(719)	(744)
Increase (decrease) in liabilities
Accounts payable and accrued expenses	6,337	1,410	1,407
Deferred revenue	82	—	(2)
Deferred rent	(35)	(5)	197

Cash provided by (used in) operating activities	5,451	8,062	(30)

Cash Flows from Investing Activities
(Increase) decrease in related party receivables	25	(4)	(13)
Purchases of ground lease rights and property and equipment	(29,764)	(2,273)	(1,744)

Cash provided by (used in) investing activities	(29,739)	(2,277)	(1,757)

Cash Flows from Financing Activities
Bank overdraft	—	—	(39)
Borrowings on lines of credit	19,800	—	3,131
Repayments on lines of credit	(2,200)	(3,010)	—
Proceeds from notes payable	23,105	585	—
Principal payments on notes payable	(620)	—	—
Stock repurchases	(11)	(35)	(77)
Stock option redemptions	(109)	—	—
Capitalized stock offering costs	(70)	—	—
Stockholder distributions	(14,412)	—	—
Principal payments on capital lease obligations	(623)	(2,767)	(583)

Cash provided by (used in) financing activities	24,860	(5,227)	2,432

Net increase in cash and cash equivalents	572	558	645
Cash and cash equivalents, beginning of the year	1,203	645	—

Cash and cash equivalents, end of the year	$1,775	$1,203	$645

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$1,148	$210	$266
Cash paid for taxes	5,692	2,977	11
Supplemental Schedule of Non-Cash Investing and Financing Activities
Purchase of equipment through capital leases	$1,157	$602	$855

See accompanying summary of accounting policies and notes to financial statements.

Bostwick Laboratories, Inc.

Summary of Accounting Policies

Nature of Business

Bostwick Laboratories, Inc. (the “Company”) is an anatomic pathology laboratory providing services to physicians. The Company’s services focus on urologic pathology and molecular diagnostics. The Company is headquartered in Glen Allen, Virginia and operates branch laboratories in Orlando, Florida; Tempe, Arizona; Uniondale, New York; and London, England.

The Company was newly formed in December 2003. Effective January 1, 2004, Bostwick Laboratories of Virginia, LLC; Gastrocor, LLC; Dermatocor, LLC; Bostwick Laboratories of America, LLC; and QCSciences, LLC were merged into the Company in a tax-free reorganization under Section 368(a) of the Internal Revenue Code. All net assets and membership interests were exchanged for common stock of the Company. With the exception of Bostwick Laboratories of Virginia, LLC, no substantial activity was conducted in these merged companies. The net assets of Bostwick Laboratories of Virginia, LLC were recorded by the Company at historical carrying values.

Cash and Cash Equivalents

The Company considers its money market accounts to be cash equivalents. Cash equivalents are short-term, highly liquid investments that are both readily convertible to known amounts of cash, and are so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. Cash equivalents include only those investments with original maturities of three months or less.

Revenue Recognition

Revenues are recognized on the accrual basis at the time service results are reported, which approximates when services are provided. Services are provided to physicians for patients covered by various third-party payer programs including various managed care organizations, as well as the Medicare and Medicaid programs. Billings for services under third party payer programs are included in revenues net of allowances for contractual discounts and allowances for differences between amounts billed and estimated program payment amounts. Adjustments to estimated payment amounts based on final settlement with the programs are recorded upon settlement as an adjustment to revenue.

Deferred Revenue

On occasion the Company may receive funds in advance to perform clinical case studies. These amounts are deferred and the Company records revenue as services are provided under the contract.

Fair Value of Financial Instruments

The carrying values of cash equivalents, accounts receivable, accounts payable, accrued expenses, and other current assets and liabilities are considered to be reasonable estimates of their respective fair value due to their short-term nature. Based on the borrowing rates currently available to the Company for loans with similar terms, the Company believes the fair value of long-term debt approximates its carrying value.

Derivative Financial Instruments

The Company utilizes derivative financial instruments to reduce cash flow risk resulting from variable interest rate exposure on long term debt obligations. The Company’s accounting policy for these instruments is based on whether they meet the hedge accounting treatment under Financial Accounting Standard’s Board Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (FAS 133). The Company did

Bostwick Laboratories, Inc.

Summary of Accounting Policies—(Continued)

not qualify for applying hedge account treatment. As a result, the changes in the market value of the agreement are recorded directly to the statements of income. Changes in fair market value on instruments not meeting the hedge accounting treatment under FAS 133 are recognized in the current period and are classified as interest expense.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated on the straight-line method over the following estimated useful lives of depreciable assets.

Years
Buildings	39
Equipment	3 - 10
Software	1 - 3
Furniture and fixtures	5 - 7
Leasehold improvements	3 - 8
Automobiles	3

Leasehold improvements are depreciated over the shorter of their estimated useful lives or the related lease term.

Inventories

In the normal course of business, the Company regularly purchases laboratory supplies, including, among other items, chemicals, reagents, biopsy cassettes, and laboratory glassware. Historically, the Company expensed laboratory supplies in the period in which they were purchased, as the effects of this policy have not been material to the Company’s financial statements.

As revenues grow and the Company opens additional laboratory facilities, it anticipates laboratory supplies becoming material to its financial statements, particularly as purchase order sizes increase to take advantage of available volume discounts. Therefore, effective January 1, 2008, the Company changed its accounting policy to capitalize laboratory supplies. This will enable the Company to better match expenses incurred with revenues in the period in which the latter were earned. Effective as of such date, the Company will capitalize its laboratory supplies inventories of approximately $0.9 million and record offsetting adjustments to deferred income taxes of approximately $0.35 million and retained earnings approximately $0.55 million.

Income Taxes

Effective January 1, 2004, the Company changed its legal status from a Limited Liability Company (LLC) to a C-Corporation. As an LLC, the Company elected to be taxed as an S-Corporation, exempting the Company from paying taxes on its earnings. As a result of its new legal status, the Company became liable for income taxes beginning January 1, 2004.

The Company qualifies as a Personal Service Corporation under Internal Revenue Code Section 448 and files its income tax returns using the cash basis method of accounting.

The liability method is used for accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and

Bostwick Laboratories, Inc.

Summary of Accounting Policies—(Continued)

liabilities, and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Employee Stock Option Plan

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R) Share-Based Payment (SFAS 123R), using the modified prospective method. SFAS 123R requires stock based compensation to be measured based on the fair value of the award on the date of grant and the corresponding expense to be recognized over the period during which an employee is required to provide services in exchange for the award. The fair value of each stock option award is estimated using a Black-Scholes option pricing model based on certain assumptions including expected term, risk-free interest rate, stock price volatility, and dividend yield. The Company calculated the weighted average expected life of options using the method prescribed by Staff Accounting Bulletin (SAB) No. 107, Share-Based Payment (SAB No. 107). The risk-free interest rate is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the expected term at the grant date. The historical volatility of comparable size companies in the same industry is used as the basis for the volatility assumption. The Company had never paid cash dividends prior to the issuance date of its stock options in 2004 and 2007, and did not intend to pay dividends at the time of the stock option grants, and thus assumed no dividend yield.

The Company granted stock options during the year ended December 31, 2004. During 2004 and 2005, the Company elected to use the intrinsic value method of accounting as prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, for stock options granted to the Company’s employees. This method does not result in the recognition of compensation expense when employee stock options are granted if the exercise price of the option equals or exceeds the fair market value of the stock at the date of grant. If the Company had implemented SFAS 123R in 2005, the impact to the financial statements would have been an increase to stock based compensation expense of $96,800 in 2005. As a result of the adoption of SFAS 123R, stock based compensation expense of $289,467 has been recorded in 2007 in connection with the stock options granted prior to 2006.

The Company granted 1,280,440 stock options in 2007, resulting in stock based compensation expense of approximately $2.8 million. The fair value of each option on the date of grant was estimated using the Black-Scholes option pricing model with the following assumptions: no dividend yield, expected volatility of 49.3 percent, risk-free interest rate of 4.61 percent, and an expected life of 5.0 years. Substantially all of these options vest and become exercisable over 1.5 years. The weighted average fair value of options granted in 2007 was $2.55 per option.

The Company granted 435,351 stock options on October 18, 2004 at an exercise price of $2.50.

Bostwick Laboratories, Inc.

Summary of Accounting Policies—(Continued)

The following table illustrates the effect on net income if the fair value based method per 123R had been applied to all outstanding grants for the year ended 2005:

Net Income	$51,607
Pro forma effect of recognizing stock-based compensation in accordance with FASB 123	(96,800)

Pro forma Net Loss	$(45,193)
Basic and diluted income per common share	$—
Pro forma effect of recognizing stock-based compensation in accordance with FASB 123	—
Pro forma net loss per share—basic and diluted	$—

The fair value of each stock option granted in 2004 ($0.83) was estimated using the Black-Scholes option pricing model. The following Black-Scholes assumptions were used for grants in 2004: no dividend yield, no expected volatility, risk-free interest rate of 4.07 percent, and expected lives of 10 years.

Valuation of Long-Lived Assets

The Company accounts for the valuation of long-lived assets under SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires that long-lived assets and certain identifiable intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the long-lived asset is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of are reportable at the lower of the carrying amount or fair value, less cost to sell.

Deferred Rent

Rents on operating leases are reported in accordance with SFAS No. 13, Accounting for Leases, which requires aggregate rental payments to be charged to operations on a straight-line basis over the terms of the related leases. Rent expense in excess of required rental payments is reported as deferred rent.

Advertising

Advertising costs are charged to operations when incurred. Advertising expense for the years ended December 31, 2007, 2006, and 2005 was $0.7 million, $0.1 million, and $0.1 million, respectively.

Research and Development

Research and development activities are expensed as incurred and charged to operating expenses.

Earnings per Share

Basic earnings per share is calculated by dividing the net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed by dividing the net income by the weighted average number of shares outstanding for the period and the weighted average of dilutive common

Bostwick Laboratories, Inc.

Summary of Accounting Policies—(Continued)

stock equivalents outstanding for the period. For purposes of this calculation, stock options are considered to be common stock equivalents and are only included in the calculation of diluted earnings per share when their effect is dilutive.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Prior Period Reclassifications

Certain reclassifications of prior period amounts were made to conform to the 2007 presentation. These reclassifications included recording certain employee benefit costs, payroll taxes, and facility costs that were directly related to providing services to our clients to cost of revenue (previously recorded in general and administrative expenses). In addition, operating expenses are presented as sales and marketing expenses and general and administrative expenses.

Bostwick Laboratories, Inc.

NOTES TO FINANCIAL STATEMENTS

1.    Allowance for Doubtful Accounts

The following is a summary of changes in the allowance for doubtful accounts (in thousands):

	Balances at Beginning of Period	Additions / (Deductions) Charged to Income	Deductions and Write-offs	Balance at End of Period
December 31, 2007	$1,095	$7,646	$4,340	$4,401
December 31, 2006	2,646	1,665	3,216	1,095
December 31, 2005	2,426	1,789	1,569	2,646

2.     Property and Equipment

Property and Equipment consist of the following (in thousands):

	2007	2006
Land	$3,118	$—
Buildings	16,517	—
Equipment	10,738	5,375
Software	2,347	2,312
Furniture and fixtures	1,008	452
Leasehold and building improvements	312	240
Automobiles	187	348

	34,227	8,727
Less accumulated depreciation	(5,694)	(3,666)

	$28,533	$5,061

Depreciation expense was $2.4 million , $1.7 million , and $1.2 million for years ended December 31, 2007, 2006, and 2005 respectively.

In connection with the Company’s acquisition of its New York laboratory building in 2007, it acquired a long-term leasehold interest in land for $4.9 million that is being amortized over the expected lease term of 40 years.

3.     Note Receivable

During 2005, the Company obtained a judgment against a software vendor in the amount of $0.7 million. The terms of the judgment provided for an initial payment of $0.4 million and the balance of $0.3 million in a secured note receivable from the vendor with 42 payments of $8,836, including interest at 6 percent. The note is partially guaranteed by a shareholder of the vendor. The $0.7 million income from the judgment is included in general and administrative expenses in the accompanying statement of income for the year ended December 31, 2005. The outstanding balance was $0.1 million and $0.2 million at December 31, 2007 and 2006 respectively.

4.     Lines of Credit and Notes Payable

During 2006, the Company entered into a line of credit agreement with Bank of America (the Credit Facility) for $7.0 million maturing April 2007 with an interest rate of LIBOR plus 2 percent. No amounts were outstanding under the line of credit at December 31, 2006.

During 2007, the Company amended the Credit Facility with Bank of America to increase the amount and split the line of credit into two parts, the A line of credit for $17.0 million and the B line of credit for $3.0 million. These credit lines are secured by all of the Company’s assets, including all inventory, accounts

Bostwick Laboratories, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

receivable and general intangibles. Both the A and B lines of credit have an interest rate of LIBOR plus between 1.25 percent and 1.75 percent based upon the Company’s Funded Debt to EBITDA ratio. The interest rate on the debt was 6.1 percent on Line A and 6.5 percent on Line B at December 31, 2007. The credit limit for Line A will be reduced to $16.0 million at January 1, 2008; $15.0 million at April 1, 2008; $14.0 million at July 1, 2008; $13.0 million at October 1, 2008; $12.0 million at January 1, 2009; $11.0 million at April 1, 2009; and $10.0 million at July 1, 2009 until maturity at September 30, 2009. Line B matures at September 30, 2009. Total amounts outstanding under the lines at December 31, 2007 were $14.6 million and $3.0 million for Lines A and B, respectively.

During 2007 in connection with the Credit Facility, the Company entered into a Term Loan Agreement with Bank of America for $12.8 million with principal and interest paid monthly beginning March 15, 2007 through February 15, 2017 with remaining principal balance plus any interest then due repaid. During 2007, the Company entered into a second Term Loan Agreement with Bank of America (the Term Loan) for $8.0 million with principal and interest paid monthly beginning September 2007 with remaining principal balance plus interest due on the maturity date of August 30, 2017. Under the term loan agreements, the interest rate for both term loan agreements is LIBOR based. The interest rates at December 31, 2007 were 6.5 percent for the $12.8 million Term Loan and 6.7 percent for the $8.0 million Term Loan. The term loans are secured by a first lien deed of trust with respect to real property and improvements of the Company’s New York and Arizona facilities, respectively. Amounts outstanding under the term loans were $12.4 million and $7.9 million at December 31, 2007, respectively.

In 2007, the Company entered into a master loan agreement with Bank of America. The Company entered into two term loans under the master loan agreement for $2.3 million and $0.2 million, respectively. These term loans are secured by equipment, and the interest rate is 5.9 percent, payable in 60 equal payments. The payments for the $2.3 million term loan commenced in January 2008 and mature in December 2013. The payments for the $0.2 million term loan commenced in May 2007 and mature in April 2012.

During 2006, the Company entered into an agreement with a company to finance $0.6 million for medical malpractice insurance premiums. This unsecured note had a fixed rate of 6.95 percent, principal of $49,884 plus interest payable monthly, and a maturity of March 2007. The outstanding balance on the debt was $147,406 at December 31, 2006.

Both the Credit Facility and the Term Loan contain covenants regarding minimum fixed charge coverage and maximum funded debt to EBITDA. The Credit Facility requires that the Company maintain a Fixed Charge Coverage Ratio of at least 1.25 to 1.00 and a ratio of Funded Debt to EBITDA not to exceed 2.00 to 1.00 through September 30, 2008, and thereafter 1.75 to 1.00. The Term Loan requires that the Company maintain a Fixed Charge Coverage Ratio of at least 1.50 to 1.00 and a ratio of Funded Debt to EBITDA not to exceed 2.00 to 1.00. As of December 31, 2007, the Company was in compliance with these covenants.

The following table summarizes the maturities of the Company’s lines of credit and notes payable for the years ended December 31 (in thousands),

2008	$2,895
2009	17,383
2010	1,478
2011	1,581
2012	1,644
Beyond	15,455

Total	$40,436

Bostwick Laboratories, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

5.    Interest Rate Swap Agreement

During 2007, the Company entered into interest rate swap agreements with Bank of America with respect to the $12.8 million and $8.0 million term loans. The Company exchanged its variable interest rate of LIBOR plus 1.5 percent for a 5.53 percent fixed rate for the $12.8 million term loan and a 5.33 percent fixed rate for the $8.0 million term loan. For 2007, the Company recorded $1.3 million in interest expense relating to recording the liability for the fair market value of the swap agreement as of December 31, 2007.

6.    Leasing Arrangements

The Company leases office facilities in Virginia from an unrelated party. The lease expires in May 2010 and provides for annual rent escalations over the lease term. In 2007, the Company entered into a second office lease in Virginia with an unrelated party, which expires in October 2011. The Company leases office facilities in Arizona from an unrelated party. The lease expires in May 2008 and provides for annual rent escalations over the lease term. The Company leases office facilities in London, England from an unrelated third party. The lease expires in December 2009. The Company rents office space for its Florida operations from a related party, which expires in 2010. See Note 14. Rent payments to the related party for the years ended December 31, 2007, 2006 and 2005 were approximately $0.2 million each year.

Total rent expense under all operating leases was $2.4 million, $1.7 million, and $1.6 million for the years ended December 31, 2007, 2006, and 2005, respectively.

The Company also leases office fixtures and equipment. A portion of these leases are classified as capital leases and, accordingly, are included in property and equipment shown in the accompanying balance sheet as follows (in thousands):

December 31,	2007	2006
Equipment	$2,357	$2,014
Less accumulated depreciation	868	644

	$1,489	$1,370

Future minimum lease payments and the present value thereof under capitalized leases and future minimum rentals under all non-cancelable operating leases with remaining terms in excess of one year as of December 31, 2007 are as follows (in thousands):

Years Ending December 31,	Capital Leases	Operating Leases
2008	$583	$2,130
2009	534	2,186
2010	353	1,334
2011	292	826
2012	91	—

Total	1,853	$6,476

Less amount representing interest	(201)

Present value of minimum lease payments under capital leases	$1,652

Bostwick Laboratories, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

7.    Employee Benefit Plans

The Company maintains a defined contribution 401(k) plan, which covers substantially all employees. Eligible employees may defer the maximum amounts allowed under federal law. The Company may make discretionary contributions to the plan. Company contributions become fully vested after six years. Company contributions to the plan for the years ended December 31, 2007, 2006, and 2005 were $251,899, $130,841, and $57,532, respectively.

8.    Concentrations of Credit Risk

The Company, from time to time, may have funds on deposit with a financial institution in excess of federally insured limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company provides its services to physicians for patients, most of whom are insured under third-party payor agreements. The mix of receivables from third-party payors and patients (in percentages) at December 31, 2007 and 2006 is as follows:

December 31,	2007	2006
Medicare and Medicaid	38%	48%
Blue Cross Blue Shield	11	18
Commercial insurance and other	41	33
Patients	10	1

Total	100%	100%

Private health insurers, including managed care organizations and other health insurance providers, which typically reimburse the Company as a contracted provider on behalf of their members for laboratory testing services performed, represent approximately one-half of the Company’s revenues. Reimbursement from the Company’s two largest private health insurer payors totaled approximately 26 percent of revenues in 2007 and approximately 27 percent of revenues in 2006. Reimbursement from Medicare and Medicaid totaled approximately 42 percent of revenues in 2007 and approximately 27 percent of revenues in 2006.

9.    Income Taxes

Income tax expense is composed of the following (in thousands):

Year Ended December 31,	2007	2006	2005
Federal
Current	$2,822	$2,376	$—
Deferred	418	1,045	138
State
Current	411	399	—
Deferred	60	118	15

Total	$3,711	$3,938	$153

Bostwick Laboratories, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The significant components of deferred income tax assets and liabilities are as follows (in thousands):

December 31,	2007	2006
Deferred tax assets
Accounts payable, accrued expenses, and deferred revenue	$4,868	$2,462

Total deferred tax assets	4,868	2,462

Deferred tax liabilities
Accounts receivable	(6,760)	(3,642)
Prepaid expenses	(262)	(627)
Property and equipment	(591)	(460)

Total deferred tax liability	(7,613)	(4,729)

Net deferred tax liability	$(2,745)	$(2,267)

The effective tax rate on income taxes is reconciled to the statutory income tax rate as follows:

Years Ended December 31,	2007	2006	2005
Tax computed at the federal statutory rate	34.0%	34.0%	34.0%
State income taxes, net of federal benefit	5.0	5.0	5.0
Stock based compensation	20.0	0.0	0.0
Other	2.8	(3.2)	35.8

Actual rate	61.8%	35.8%	74.8%

10.    Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31 (in thousands):

	2007	2006	2005
Net Income	$2,292	$7,064	$52
Weighted average shares outstanding—basic	20,065	20,071	20,099
Earnings per share—basic	$0.11	$0.35	—
Effect of Dilutive Securities
Dilutive effective of weighted stock options outstanding	538	89	—
Weighted average shares outstanding—diluted	20,603	20,160	20,099
Earnings per share—diluted	$0.11	$0.35	—

A total of 314,344 stock options were excluded from the 2005 weighted average shares diluted calculations as they were anti-dilutive.

11.    Dividends

On October 3, 2007, the Company declared a cash dividend of approximately $0.72 per share on 20,054,053 shares outstanding. The dividend of $14.4 million was paid on October 12, 2007.

Bostwick Laboratories, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

12.    Stock Options and Stock Awards

In 2004, the Company’s Board of Directors reserved approximately 2,222,222 of the unissued shares of the Company’s common stock for issuance under an employee stock incentive plan. Under the plan the Company issued 108,814 stock grants and 435,351 stock options in 2004. Through 2007, the Company has recognized $289,467 of stock compensation expense relating to the 2004 stock options. Under the plan, certain of the Company’s employees are eligible to receive incentive awards in the form of stock options. The 2004 options vested over four years and expire 10 years from the date of grant. No options were granted, and no options were exercised during the years ended December 31, 2006 and 2005. During 2007, the Company granted 1,280,840 options based upon employee classification vesting over 1.5 years and expiring 10 years from the date of grant. At December 31, 2007, the Company has outstanding options covering 1,303,871 shares with a weighted average exercise price of $4.71 per share. During 2007, the Company offered to redeem from employees vested stock options for $1 per share. As a result, 182,350 options were redeemed.

The following table summarizes information about stock options activity for the years ended December 31, 2007, 2006, and 2005:

	Weighted Average Exercise Price	Options Outstanding	Vested and Exercisable
Balance, December 31, 2004	$2.50	430,437	—
Forfeited	$2.50	(116,093)	(1,569)
Vested	—	—	80,155

Balance, December 31, 2005	$2.50	314,344	78,586
Forfeited	$2.50	(34,910)	(7,375)
Vested	—	—	103,435

Balance, December 31, 2006	$2.50	279,434	174,646
Granted	$5.24	1,280,440	—
Forfeited	$4.30	(73,653)	(37,711)
Vested	$5.01	—	1,046,625
Redeemed	$5.24	(182,350)	(182,350)

Balance, December 31, 2007	$4.71	1,303,871	1,001,211

The Company recorded $3.1 million of stock compensation expense for the year ended December 31, 2007. No stock option expense was recorded for 2006 or 2005.

The following table summarizes information about stock options outstanding at December 31, 2007:

	Outstanding		Exercisable
	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share
$2.50	254,081	$2.50	254,081	$2.50
$5.24	1,049,790	$5.24	747,130	$5.24

Combined	1,303,871	$4.71	1,001,211	$4.54

The weighted average remaining life of options exercisable at December 31, 2007 is 8.6 years. The weighted average grant date fair value of options granted during 2007 is $2.55.

Bostwick Laboratories, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

13.    Recently Issued Accounting Standards

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, which provides guidance on the measurement, recognition, and disclosure of tax positions taken or expected to be taken in a tax return. The interpretation also provides guidance on de-recognition, classification, interest and penalties, and disclosure. FIN 48 prescribes that a tax position should only be recognized if it is more-likely-than-not that the position will be sustained upon examination by the appropriate taxing authority. A tax provision that meets this threshold is measured as the largest amount of benefit that is more likely than not (greater than 50 percent) to be realized upon ultimate settlement. The cumulative effect of applying FIN 48 is reported as an adjustment to the beginning balance of retained earnings in the period of adoption. FIN 48 is effective for fiscal years beginning after December 15, 2006. It is the Company’s policy to recognize interest and penalties related to unrecognized tax benefits as a component of income tax expense. The adoption of this standard did not have a material impact on the Company’s financial statements.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements (SFAS 157). SFAS 157 establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. While SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, it does not require any new fair value measurements. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. In addition, SFAS 157 establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Lastly, SFAS 157 requires additional disclosures for each interim period within those fiscal years. SFAS 157 is effective, for certain instruments, for fiscal years beginning after November 15, 2007, and interim periods within those periods. Management does not expect the adoption of SFAS 157 to have a material impact on the Company’s financial statements.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115 (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is expected to expand the use of fair value measurement, which is consistent with the FASB’s long-term measurement objectives for accounting for financial instruments. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company does not expect the adoption of SFAS 159 to have a material effect on the Company’s financial statements.

In December 2007, the FASB issued SFAS 141 (revised), Business Combinations (SFAS 141(R)), which is intended to improve reporting by creating greater consistency in the accounting and financial reporting of business combinations. SFAS 141(R) requires that the acquiring entity in a business combination recognize all the assets acquired and liabilities assumed in the transaction and establishes the acquisition-date fair market value as the measurement objective for all assets acquired and liabilities assumed. In addition, SFAS 141(R) impacts the accounting for transaction and restructuring costs. SFAS 141(R) is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The impact of SFAS 141(R) on the Company’s future financial statements will depend on the nature and size of business combinations that the Company consummates after the effective date.

Bostwick Laboratories, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

14.    Related Party Transactions

The Company leases a laboratory facility in Florida, through September 2010, from RGC, LLC through September 2010, which is owned by a related party of the Company’s Chief Executive Officer. The rent for 2007 was $188,000, with annual rent increases to $198,330 in October 2008 and to $204,340 in October 2009. The Company had unsecured receivable balances from related parties of $16,493 and $41,958 at December 31, 2007 and 2006, respectively. The Company does not accrue interest on the outstanding balances. The Chief Executive Officer, who is also the majority stockholder of the Company, is employed under an employment agreement that provides for base salary, benefits, and bonus compensation each year.

15.	Potential Payments Upon Termination or Change-in-Control

In accordance with the terms of the employment agreement between the Company and Dr. David Bostwick, Dr. Bostwick has the right to receive certain payments upon his termination. If Dr. Bostwick’s employment is terminated by reason of his death or permanent disability, he is entitled to all accrued compensation, bonuses, fringe benefits, and life and disability insurance benefits. The Company is also obligated to continue to provide all medical, health, dental, and similar benefits for Dr. Bostwick’s spouse and dependent children for 18 months. If the Company decides to terminate the employment agreement with Dr. Bostwick (other than for cause or by reason of death or disability), the Company must continue to pay Dr. Bostwick’s compensation for between six and 18 months, depending on when the Company gives notice to Dr. Bostwick. If the Company terminates Dr. Bostwick’s employment for cause, Dr. Bostwick is entitled to accrued compensation. If Dr. Bostwick terminates his employment with the Company voluntarily, he has the right to receive two months of base salary.

16.	Contingent Liabilities

The Company’s business requires it to have licenses from California and Rhode Island for its laboratories. While the Company has applied for or is in the process of applying for licenses in these states, the Company has accepted specimens from California and Rhode Island in the past and is continuing to accept specimens from these states. While it is possible that the Company may be subject to civil penalties for not having these licenses, no claim has been asserted against the Company and management is unable to provide a reasonable estimate, if any, of any liability.

17.	Subsequent Events

On January 14, 2008 the Company acquired a laboratory facility in Nashville, Tennessee for $2.1 million. A majority of the funding for this facility was provided by a $1.8 million note payable to GE Capital over a ten-year term, amortized over 25 years at 7.26 percent annual interest, and secured by a commercial deed of trust.

On February 18, 2008, the Company adopted the 2008 Equity Incentive Plan and reserved two million shares of stock for awards to be granted pursuant to the plan. The Company also granted 818,150 shares subject to non-qualified stock options, vesting equally over the next four years for employees and over the next two years for directors. The grant price was $15.00, the estimated fair market value on the date of grant.

             Shares

Common Stock

PROSPECTUS

    , 2008

Joint Book-Running Managers

Banc of America Securities LLC

Wachovia Securities

Co-Managers

William Blair & Company

Cowen and Company

Until             ,             all dealers that buy, sell or trade the common stock may be required to deliver a prospectus, regardless of whether they are participating in this offering. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

Estimated expenses payable in connection with the sale of the common stock in this offering are as follows:

SEC registration fee	$3,930
FINRA filing fee	10,500
NASDAQ Global Market listing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fees and expenses
Blue Sky fees and expenses
Miscellaneous

Total

We will bear all of the expenses shown above.

Item 14. Indemnification of Directors and Officers.

The Delaware General Corporation Law and our certificate of incorporation and bylaws provide for indemnification of our directors and officers for liabilities and expenses that they may incur in such capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, our the best interests, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Please see our certificate of incorporation, which is filed as Exhibit 3.1 to this registration statement and our bylaws, which are filed as Exhibit 3.2 to this registration statement.

We intend to enter into indemnification agreements with our officers and directors, a form of which is attached as Exhibit 10.15 to this registration statement and incorporated herein by reference. The Indemnification Agreements will provide our officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. The purchase agreement filed as Exhibit 1.1 to this registration statement also provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act. Please see the form of purchase agreement filed as Exhibit 1.1 to this registration statement.

We currently maintain a directors’ and officers’ liability insurance policy.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of common stock issued and options granted by us within the past three years. Also included is the consideration, if any, received by us for such shares and options and information relating to the section of the Securities Act, or rule of the SEC, under which we claimed an exemption from registration.

(a)	Issuances of Capital Stock

In the last three years, we have not issued or sold any shares of common stock.

(b)	Stock Option Grants

In the last three years, we did not issue any shares of common stock to employees, directors, and consultants and no options to purchase shares of common stock were outstanding other than those granted under our 2004 Stock Incentive Plan and our 2008 Equity Incentive Plan.

The issuance of stock options and the common stock issuable upon the exercise of such options as described in this paragraph (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our’ employees, directors, and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of common stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

No underwriters were involved in the foregoing sales of securities. The securities described in this paragraphs (a) of Item 15 were issued to a combination of U.S. investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act and Rule 506 of Regulation D promulgated thereunder relative to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required. All purchasers of shares of our common stock described above represented to us in connection with their purchase that they were accredited investors and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration.

The issuance of stock options and the common stock issuable upon the exercise of such options as described above were issued pursuant to the written compensatory plans or arrangements with our employees, directors, and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits: The list of exhibits is set forth in beginning on page II-6 of this Registration Statement and is incorporated herein by reference.

Item 17. Undertakings.

* (f) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

* (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

* (i) The undersigned registrant hereby undertakes that:

•

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

•

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

*	Paragraph references correspond to those of Regulation S-K, Item 512.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Glen Allen, Commonwealth of Virginia on March 7, 2008.

BOSTWICK LABORATORIES, INC.

/S/ GARY S. LEVINE
By:	Gary S. Levine
Its:	Chief Financial Officer

POWER OF ATTORNEY

We, the undersigned directors and officers of Bostwick Laboratories, Inc. hereby constitute and appoint David G. Bostwick, M.D. and Gary Levine, and each of them, our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for us and in our name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and any subsequent registration statement filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, and we do hereby ratify and confirm all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date
/S/ DAVID G. BOSTWICK David G. Bostwick, M.D., M.B.A.	Chief Executive Officer and Director (principal executive officer)	March 7, 2008

/S/ GARY S. LEVINE Gary S. Levine, C.P.A., M.B.A.	Chief Financial Officer (principal financial and accounting officer)	March 7, 2008

/S/ JOEL KIMBROUGH	Director	March 7, 2008
Joel Kimbrough

/S/ SARAH EAMES	Director	March 7, 2008
Sarah Eames

/S/ JAN HOPKINS	Director	March 7, 2008
Jan Hopkins

/S/ WALTER HOSP	Director	March 7, 2008
Walter Hosp

Name	Title	Date

/S/ EILEEN KAMERICK	Director	March 7, 2008
Eileen Kamerick

/S/ LAIZER KORNWASSER	Director	March 7, 2008
Laizer Kornwasser

/S/ GEORGE WEATHERSBY	Director	March 7, 2008
George Weathersby

EXHIBIT INDEX

Exhibit Number		Description
1.1	—	Form of Underwriting Agreement*

3.1	—	Certificate of Incorporation of Bostwick Laboratories, Inc.*

3.2	—	Bylaws of Bostwick Laboratories, Inc.*

4.1	—	Specimen Stock Certificate of Bostwick Laboratories, Inc.’s Common Stock, par value $0.001 per share*

4.2	—	Reference is made to Exhibits 3.1 and 3.2

5.1	—	Opinion of Alston & Bird LLP*

10.1	—	Reagent Acquisition Agreement, dated December 11, 2007, by and among Abbott Laboratories, Inc. and Bostwick Laboratories, Inc.*

10.2	—	Brush Biopsy Set Supply Agreement, dated June 1, 2007, by and among Bostwick Laboratories, Inc. and Cook Medical Incorporated*

10.3	—	Loan Agreement, dated August 27, 2007, by and among Bank of America, N.A. and Bostwick Laboratories, Inc.*

10.4	—	First Amendment to Loan Agreement, dated September 28, 2007, by and among Bank of America, Inc. and Bostwick Laboratories, Inc.*

10.5	—	Amended and Restated Loan Agreement, dated September 28, 2007, by and among Bank of America, N.A. and Bostwick Laboratories, Inc.*

10.6	—	Amended and Restated 2004 Stock Incentive Plan*

10.7	—	Form of Stock Option Certificate (Time-Based Vesting) under Bostwick Laboratories, Inc. 2004 Stock Incentive Plan*

10.8	—	Form of Incentive Stock Option Grant Agreement under Bostwick Laboratories, Inc. 2004 Stock Incentive Plan*

10.9	—	Bostwick Laboratories, Inc. 2008 Equity Incentive Plan*

10.10	—	Form of Stock Option Certificate under Bostwick Laboratories, Inc. 2008 Equity Incentive Plan*

10.11	—	Form of Nonstatutory Stock Option Grant Agreement under Bostwick Laboratories, Inc. 2008 Equity Incentive Plan*

10.12	—	Bostwick Laboratories, Inc. Director Compensation Plan*

10.13	—	Forms of Awards under Bostwick Laboratories, Inc. Director Compensation Plan*

10.14	—	Employment Agreement, dated January 1, 2004, between Bostwick Laboratories, Inc. and David G. Bostwick, M.D.*

10.15	—	Form of Indemnity Agreement between Bostwick Laboratories, Inc. and Directors and Certain Officers*

16.1	—	Letter regarding change in Certifying Accountant from McGladrey & Pullen, LLP, dated , 2008.*

23.1	—	Consent of Alston & Bird LLP (Included in Exhibit 5.1)

23.2	—	Consent of BDO Seidman, LLP

24.1	—	Power of Attorney (included in Part II of this registration statement)

*	To be filed by amendment.